    As filed with the Securities and Exchange Commission on  April 16, 1998
                                                 Registration No. 333-44723


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------


                       PRE-EFFECTIVE AMENDMENT NO. 1 TO


                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                            -----------------------

                    NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
                             (Exact name of trust)

                        NATIONAL LIFE INSURANCE COMPANY
                              (Name of depositor)
                            One National Life Drive
                           Montpelier, Vermont  05604
         (Complete address of depositor's principal executive offices)

                            -----------------------

                               D. Russell Morgan
                                    Counsel
                        National Life Insurance Company
                            One National Life Drive
                           Montpelier, Vermont  05604
                (Name and complete address of agent for service)

                            -----------------------

                                    Copy to:
                             Stephen E. Roth, Esq.
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C.  20004-2404


                            -----------------------


                APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of the Registration Statement.


                    TITLE OF SECURITIES BEING REGISTERED:

          Last survivor flexible premium adjustable benefit variable life insurance policies.





     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.


================================================================================

                    NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
                      THE NATIONAL LIFE INSURANCE COMPANY

                Cross Reference to Items Required by Form N-8B-2

N-8B-2 ITEM               CAPTION IN PROSPECTUS
-----------               ---------------------
1                         Cover Page
2                         Cover Page
3                         Not applicable
4                         Distribution of Policies
5                         The Separate Account
6                         The Separate Account
7                         Not applicable
8                         Not applicable
9                         Legal Matters
10                        Summary Description of the Policy; Payment and Allocation of Premiums; Policy Rights; Other Policy
                          Provisions; Changes in Applicable Law, Funding or Otherwise; Voting Rights
11                        The Market Street Fund; Variable Insurance Products Fund and Variable Insurance Products Fund II;
                          American Century Investment Management, Inc.; Neuberger & Berman Advisers Managers Trust;
                          J.P. Morgan Series Trust II; Goldman Sach Variable Insurance Trust; Strong Variable Insurance Funds, Inc.
                          and Strong Opportunity Fund II, Inc.; Van Eck Worldwide Insurance Trust
12                        The Market Street Fund; Variable Insurance Products Fund and Variable Insurance Products Fund II;
                          American Century Investment Management, Inc.; Neuberger & Berman Advisers Managers Trust;
                          J.P. Morgan Series Trust II; Goldman Sach Variable Insurance Trust; Strong Variable Insurance Funds, Inc.
                          and Strong Opportunity Fund II, Inc.; American Century Investment Management, Inc.; Neuberger & Berman
                          Advisers Managers Trust; J.P. Morgan Series Trust II; Goldman Sach Variable Insurance Trust;
13                        Charges and Deductions
14                        Payment and Allocation of Premiums
15                        Payment and Allocation of Premiums
16                        The Market Street Fund; Variable Insurance Products Fund and Variable Insurance Products Fund II;
                          American Century Investment Management, Inc.; Neuberger & Berman Advisers Managers Trust;
                          J.P. Morgan Series Trust II; Goldman Sach Variable Insurance Trust; Strong Variable Insurance Funds, Inc.
                          and Strong Opportunity Fund II, Inc.; American Century Investment Management, Inc.; Neuberger & Berman
                          Advisers Managers Trust; J.P. Morgan Series Trust II; Goldman Sach Variable Insurance Trust;
17                        Surrender Privilege; Withdrawal of Cash Surrender Value
18                        The Separate Account
19                        Policy Reports
20                        Not Applicable
21                        Loan Privileges
22                        Not applicable
23                        Not applicable
24                        Not applicable
25                        National Life Insurance Company
26                        Not applicable
27                        National Life Insurance Company
28                        Officers and Directors of National Life
29                        Not applicable
30                        Not applicable
31                        Not applicable
32                        Not applicable
33                        Not applicable
34                        Not applicable

35                        Not applicable
36                        Not applicable
37                        Not applicable
38                        Distribution of Policies
39                        Distribution of Policies
40                        Distribution of Policies
41                        Not applicable
42                        Not applicable
43                        Not applicable
44                        Accumulated Value
45                        Not applicable
46                        Not applicable
47                        National Life Insurance Company, The Separate Account, The Funds
48                        Not applicable
49                        Not applicable
50                        The Separate Account
51                        Payment and Allocation of Premiums; Death Benefit; Distribution of Policies
52                        Changes in Applicable Law, Funding and Otherwise
53                        Not applicable
54                        Not applicable
55                        Appendix A - Illustration of Death Benefits, Accumulated Values and Cash Surrender Values
56                        Not applicable
57                        Not applicable
58                        Not applicable
59                        Financial Statements

                                     PART I

                       Information Required in Prospectus

                                                                       PROSPEC 6


                 ALL CHANGES SINCE JANUARY 22, 1998 SEC FILING

R:2DTODIE:PROSPEC5


(logo)                                                  PROSPECTUS


                            SENTINEL ESTATE PROVIDER


   LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE BENEFIT VARIABLE LIFE INSURANCE
                                    POLICY
                                   ISSUED BY
                        NATIONAL LIFE INSURANCE COMPANY
              One National Life Drive, Montpelier, Vermont  05604
                           Telephone: (800) 537-7003



         This Prospectus describes the Sentinel Estate Provider Policy, a last survivor flexible premium adjustable benefit variable life insurance policy (the "Policy") offered by National Life Insurance Company ("National Life"). The Policy has an insurance component and an investment component. The primary purpose of the Policy is to provide insurance coverage which will provide a death benefit on the death of the last to die of two specified Insureds. It is designed to provide considerable flexibility in connection with premium payments, investment options, and death benefits. It does so by giving the owner of a Policy (the "Owner") the right, within limits, to vary the frequency and amount of premium payments (after the initial premium), to allocate Net Premiums among investment alternatives with different investment objectives and (after the first Policy Year) to increase or decrease the Death Benefit payable under the Policy.



         After certain deductions are made, Net Premiums are allocated to the National Variable Life Insurance Account, a separate account of National Life (the "Variable Account") or to the Fixed Account (which pays interest at declared rates guaranteed to equal or exceed 4%) or both. The Variable Account has twenty-two Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio (each, a "Portfolio") that is part of one of the following funds (each, a "Fund"): the Market Street Fund, Inc. (the "Market Street Fund"), managed by Sentinel Advisors Company, except as to the International Portfolio which is managed by Providentmutual Investment Management Company, the American Century Variable Portfolios, Inc., managed by American Century Investment Management, Inc., the Variable Insurance Products Fund and the Variable Insurance Products Fund II, managed by Fidelity Investments, the Goldman Sachs Variable Insurance Trust, managed by Goldman Sachs Asset Management and Goldman Sachs Asset Management International, the J.P. Morgan Series Trust II, managed by J.P. Morgan Asset Management Inc., the Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated, and the Strong Growth Fund II and Strong Opportunity Fund II, managed by Strong Capital Management, Inc.


         The portion of the Accumulated Value in the Subaccounts will vary with the investment experience of the corresponding Portfolios. The Owner bears the entire investment risk for all amounts allocated to the Variable Account; there is no guaranteed minimum Accumulated Value for the Variable Account, and Cash Surrender Value may be more or less than premiums paid.

         The accompanying Prospectuses for the Funds describe the investment objectives and the attendant risks of the Portfolios.

         The Accumulated Value will reflect the Monthly Deductions, including the Variable Account Charge, and certain other fees and charges. Also, a Surrender Charge may be imposed if, during the first 10 Policy Years, the Policy lapses or is surrendered. Generally, during the first five Policy Years the Policy will remain in force as long as the Cumulative Minimum Monthly Premium is paid or the Cash Surrender Value is sufficient to pay Monthly Deductions imposed in connection with the Policy. After the fifth Policy Year, whether the Policy remains in force depends upon whether the Cash Surrender Value is sufficient to pay the Monthly Deductions under the Policy, unless the optional Guaranteed Death Benefit Rider has been purchased and Cumulative Guarantee Premium has been paid in accordance with such Rider.

         It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional protection if the purchaser already owns a life insurance policy.

                               ---------------


THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY CURRENT PROSPECTUSES OR PROSPECTUS PROFILES FOR THE FUNDS LISTED ABOVE.


                               ---------------

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.

                               ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

SHARES OF THE FUNDS AND INTERESTS IN THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, A BANK, AND THE SHARES AND INTERESTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

                              Prospectus dated

                              TABLE OF CONTENTS

                                                                                                                    PAGE

Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

Summary Description of the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Policy Offered . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Variable Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Availability of Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Death Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Flexibility to Adjust Amount of Death Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Accumulated Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Allocation of Net Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Free-Look Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Charges Assessed in Connection with the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Summary of Policy Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Premium Expense Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Surrender Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Withdrawal Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Monthly Deductions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfer Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Projection Report Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Other Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Policy Lapse and Reinstatement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Loan Privilege . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Withdrawal of Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Surrender of the Policy  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Available Automated Fund Management Features . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Optional Benefits
         Tax Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Illustrations of Death Benefits, Accumulated Value and Cash Surrender Value  . . . . . . . . . . . . . .

National Life Insurance Company, The Variable Account, and The Funds  . . . . . . . . . . . . . . . . . . . . . .
         National Life Insurance Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Variable Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Market Street Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Growth Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Sentinel Growth Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Aggressive Growth Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Bond Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Managed Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The International Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Money Market Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         American Century Variable Portfolios, Inc.
                 VP Value Portfolio
                 VP Income & Growth Portfolio
         Variable Insurance Products Fund and Variable Insurance Products Fund II . . . . . . . . . . . . . . . .
                 Growth Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 High Income Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Index 500 Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Contrafund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                                                                                                    PAGE
         Goldman Sachs Variable Insurance Trust
                 International Equity
                 Global Income
                 CORE Small Cap Equity
                 Mid Cap Equity
         J.P. Morgan Series Trust II
                 International Opportunities Portfolio
                 Small Company Portfolio
         Neuberger & Berman Advisers Management Trust
                 Partners Portfolio
         Strong Variable Insurance Funds, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Growth Fund II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Strong Opportunity Fund II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Resolving Material Conflicts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Fixed Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Detailed Description of Policy Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Death Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Death Benefit Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Which Death Benefit Option to Choose . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Change in Death Benefit Option . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 How the Death Benefit May Vary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Ability to Adjust Face Amount  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         How the Duration of the Policy May Vary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Accumulated Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Determination of Number of Units for the Variable Account  . . . . . . . . . . . . . . . . . . .
                 Determination of Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Net Investment Factor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Calculation of Accumulated Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Payment and Allocation of Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Issuance of a Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Amount and Timing of Premiums  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Premium Limitations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Allocation of Net Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Policy Lapse . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Reinstatement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Specialized Uses of the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Charges and Deductions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Premium Expense Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Surrender Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Monthly Deductions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Cost of Insurance Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Cost of Insurance Rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Rate Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Variable Account Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Monthly Administrative Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Optional Benefit Charges . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Withdrawal Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Transfer Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Projection Report Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Other Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                                                                                                    PAGE

Policy Rights     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Loan Privileges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Interest Rate Charged  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Allocation of Loans and Collateral . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Interest Credited to Amounts Held as Collateral  . . . . . . . . . . . . . . . . . . . . . . . .
                 Preferred Policy Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Effect of Policy Loan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Loan Repayments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Lapse With Loans Outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Tax Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Surrender Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Withdrawal of Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Free-Look Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Telephone Transaction Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Special Transfer Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfer Right for Policy  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfer Right for Change in Investment Policy . . . . . . . . . . . . . . . . . . . . . . . . .
         Available Automated Fund Management Features . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Dollar Cost Averaging  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Portfolio Rebalancing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

The Fixed Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Minimum Guaranteed and Current Interest Rates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Calculation of Non-loaned Accumulated Value in the Fixed Account . . . . . . . . . . . . . . . .
         Transfers from Fixed Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Other Policy Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Indefinite Policy Duration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payment of Policy Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Ownership  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Beneficiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Change of Owner and Beneficiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Split Dollar Arrangements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Assignments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Misstatement of Age and Sex  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Suicide  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Arbitration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Correspondence . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Settlement Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payment of Interest Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payments for a Stated Time . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payments for Life  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                                                                                                    PAGE

                 Payments of a Stated Amount  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Life Annuity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Joint and Two Thirds Annuity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 50% Survivor Annuity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Optional Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Guaranteed Death Benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Additional Protection Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Policy Split Option  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Estate Protector Rider . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Term Rider . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Continuing Coverage Rider  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Enhanced Death Benefit Rider . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Automatic Increase Rider . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Federal Income Tax Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Tax Status of the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Tax Treatment of Policy Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 In General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Modified Endowment Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Distributions from Policies Classified as Modified Endowment Contracts . . . . . . . . . . . . .
                 Distributions from Policies Not Classified as Modified Endowment Contracts . . . . . . . . . . .
                 Policy Loan Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Investment in the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Multiple Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Possible Charge for National Life's Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Possible Changes in Taxation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Voting Rights     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Changes in Applicable Law, Funding and Otherwise  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Officers and Directors of National Life . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Distribution of Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Policy Reports    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
State Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Preparing for Year 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Experts           . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Matters     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Appendix A-Illustration of Death Benefits, Accumulated Values and
         Cash Surrender Values  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-1

Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-1


THE POLICY MAY NOT BE AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED ON.

THE PRIMARY PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

                                  DEFINITIONS



ACCUMULATED VALUE                            The sum of the Policy's values in
                                             the Variable Account and the
                                             Fixed Account.

ADDITIONAL COVERAGE                          One of the two types of coverage
                                             of which the Face Amount is
                                             comprised, which is provided by
                                             the Additional Protection Benefit
                                             Rider; the other type of coverage
                                             is Basic Coverage.

ADDITIONAL PROTECTION BENEFIT RIDER          An optional benefit that may be
                                             included in the Policy at the
                                             Owner's option, which provides
                                             Additional Coverage.

ATTAINED AGE                                 The Issue Age of the Insured plus
                                             the number of full Policy Years
                                             which have passed since the Date
                                             of Issue.

BASIC COVERAGE                               One of the two types of coverage
                                             of which the Face Amount is
                                             comprised; the other type is
                                             Additional Coverage, provided by
                                             the Additional Protection Benefit
                                             Rider.

BENEFICIARY                                  The person(s) or entity(ies)
                                             designated to receive all or some
                                             of the Death Benefit on the death
                                             of the last to die of the two
                                             Insureds.  The Beneficiary is
                                             designated in the application or
                                             if subsequently changed, as shown
                                             in the latest change filed with
                                             National Life.  The interest of
                                             any Beneficiary who dies before
                                             the last to die of the two
                                             Insureds shall vest in the Owner
                                             unless otherwise stated.

CASH SURRENDER VALUE                         The Accumulated Value minus any
                                             applicable Surrender Charge, and
                                             minus any outstanding Policy loans
                                             and accrued interest on such
                                             loans.

COLLATERAL                                   The portion of the Accumulated
                                             Value in the Fixed Account which
                                             secures the amount of any Policy
                                             loan.

CODE                                         The Internal Revenue Code of 1986,
                                             as amended.

CUMULATIVE GUARANTEE PREMIUM                 The sum of the Monthly Guarantee
                                             Premiums in effect on each Monthly
                                             Policy Date since the Date of
                                             Issue (including the current
                                             month), plus all Withdrawals and
                                             outstanding Policy loans and
                                             accrued interest.

CUMULATIVE MINIMUM MONTHLY
PREMIUM                                      The sum of the Minimum Monthly
                                             Premiums in effect on each Monthly
                                             Policy Date since the Date of
                                             Issue (including the current
                                             month), plus all Withdrawals and
                                             outstanding Policy loans and
                                             accrued interest.


DAC TAX                                      A tax attributable to Specified
                                             Policy Acquisition Expenses under
                                             Section 848 of the Code.

DATE OF ISSUE                                The date on which the Policy is
                                             issued, which is set forth in the
                                             Policy.  It is used to determine
                                             Policy Years, Policy Months and
                                             Monthly Policy Dates, as well as
                                             to measure suicide and contestable
                                             periods.

DEATH BENEFIT                                The Policy's Unadjusted Death
                                             Benefit, plus any dividends
                                             payable, plus any relevant
                                             additional benefits provided by a
                                             supplementary benefit Rider, less
                                             any outstanding Policy loan and
                                             accrued interest, and less any
                                             unpaid Monthly Deductions.

DURATION                                     The number of full years the
                                             insurance has been in force; for
                                             the Initial Face Amount, measured
                                             from the Date of Issue; for any
                                             increase in Face Amount, measured
                                             from the effective date of such
                                             increase.

FACE AMOUNT                                  The Initial Face Amount plus any
                                             increases in Face Amount and minus
                                             any decreases in Face Amount.  The
                                             Face Amount is the sum of the
                                             Basic Coverage and the Additional
                                             Coverage.

FIXED ACCOUNT                                The account which holds the assets
                                             of National Life which are
                                             available to support its insurance
                                             and annuity obligations.

GRACE PERIOD                                 A 61-day period measured from the
                                             date on which notice of pending
                                             lapse is sent by National Life,
                                             during which the Policy will not
                                             lapse and insurance coverage
                                             continues.  To prevent lapse, the
                                             Owner must during the Grace Period
                                             make a premium payment equal to
                                             the sum of any amount by which the
                                             past Monthly Deductions have been
                                             in excess of Cash Surrender Value,
                                             plus three times the Monthly
                                             Deduction due the date the Grace
                                             Period began.

GUARANTEED DEATH BENEFIT RIDER               An optional Rider that will
                                             guarantee that the Policy will not
                                             lapse, either prior to the end of
                                             the year that the younger
                                             Insured attains Age 80, or for the
                                             entire lifetimes of the Insureds,
                                             whichever is elected by the Owner,
                                             regardless of investment
                                             performance, if the Cumulative
                                             Guarantee Premium has been paid as
                                             of each Monthly Policy Date.

HOME OFFICE                                  National Life's Home Office at
                                             National Life Drive, Montpelier,
                                             Vermont 05604.

INITIAL FACE AMOUNT                          The Face Amount of the Policy on
                                             the Date of Issue.  The Face
                                             Amount may be increased or
                                             decreased after the first Policy
                                             Year.

INSUREDS                                     The two persons upon whose lives
                                             the Policy is issued.

ISSUE AGE                                    The age of an Insured at his or
                                             her birthday nearest the Date of
                                             Issue.  The Issue Ages of the two
                                             Insureds are stated in the Policy.

JOINT AGE                                    The age assigned to the Policy,
                                             based on characteristics of the
                                             two Insureds, used in the
                                             calculation of the Target Premium
                                             and the Surrender Charge.  The
                                             Joint Age is set forth in the
                                             Policy, and is discussed in
                                             Appendix B of this Prospectus.

MINIMUM BASIC COVERAGE AMOUNT                The Minimum Basic Coverage Amount
                                             is $100,000.

MINIMUM INITIAL PREMIUM                      The minimum premium required to
                                             issue a Policy.  It is equal to
                                             two times the Minimum Monthly
                                             Premium, or if the Guaranteed

                                             Death Benefit Rider applies to the
                                             Policy, two times the Monthly
                                             Guarantee Premium.

MINIMUM MONTHLY PREMIUM                      The monthly premium which, if
                                             paid, will guarantee that the
                                             Policy will stay in force during
                                             the first five Policy Years.  This
                                             amount, which includes any
                                             substandard charges and any
                                             applicable Rider charges, is
                                             determined separately for each
                                             Policy, based on the requested
                                             Initial Face Amount, and the Issue
                                             Ages, sexes and Rate Classes of
                                             the two Insureds.  This premium is
                                             stated in the Policy, and will be
                                             restated upon changes in coverage.

MONTHLY ADMINISTRATIVE CHARGE                A charge included in the Monthly
                                             Deduction, which is intended to
                                             reimburse National Life for
                                             ordinary administrative expenses
                                             and distribution expenses.

MONTHLY DEDUCTION                            The amount deducted from the
                                             Accumulated Value on each Monthly
                                             Policy Date.  It includes the
                                             Variable Account Charge, the
                                             Monthly Administrative Charge, the
                                             Cost of Insurance Charge, and the
                                             monthly cost of any benefits
                                             provided by Riders.

MONTHLY GUARANTEE PREMIUM                    The monthly premium level which
                                             will keep the Guaranteed Death
                                             Benefit Rider in force.  If the
                                             Guaranteed Death Benefit Rider
                                             applies only until the younger
                                             Insured's Attained Age 81, then
                                             the Monthly Guarantee Premium will
                                             be less than if the Owner elects
                                             to have the Guaranteed Death
                                             Benefit Rider apply for the entire
                                             lifetimes of the two Insureds.  If
                                             the Guaranteed Death Benefit Rider
                                             applies to a Policy, the Monthly
                                             Guarantee Premium will be stated
                                             in the Policy.

MONTHLY POLICY DATE                          The day in each calendar month
                                             which is the same day of the month
                                             as the Date of Issue, or the last
                                             day of any month having no such
                                             date, except that whenever the
                                             Monthly Policy Date would
                                             otherwise fall on a date other
                                             than a Valuation Day, the Monthly
                                             Policy Date will be deemed to be
                                             the next Valuation Day.

NET AMOUNT AT RISK                           The amount by which the Unadjusted
                                             Death Benefit exceeds the
                                             Accumulated Value.

NET PREMIUM                                  The remainder of a premium after
                                             the deduction of the Premium
                                             Expense Charge.

OWNER                                        The person(s) or entity(ies)
                                             entitled to exercise the rights
                                             granted in the Policy.

PLANNED PERIODIC PREMIUM                     The premium amount which the Owner
                                             plans to pay at the frequency
                                             selected.  The Owner may request a
                                             reminder notice and may change the
                                             amount of the Planned Periodic
                                             Premium.  The Owner is not
                                             required to pay the designated
                                             amount.

POLICY ANNIVERSARY                           The same day and month as the Date
                                             of Issue in each later year.

POLICY YEAR                                  A year that starts on the Date of
                                             Issue or on a Policy Anniversary.

PREMIUM EXPENSE CHARGE                       A charge deducted from each
                                             premium payment which has two
                                             parts: one to cover the cost of
                                             state and local premium taxes, and
                                             the federal DAC Tax, and the other
                                             to cover distribution expenses
                                             incurred in connection with the
                                             Policies.

RATE CLASS                                   The classification of an Insured
                                             for cost of insurance purposes.
                                             The Rate Classes are: preferred
                                             nonsmoker; nonsmoker; preferred
                                             smoker; smoker; substandard and
                                             uninsurable.

RIDERS                                       Optional benefits that an Owner
                                             may elect to add to the Policy at
                                             an additional cost.

SURRENDER CHARGE                             The amount deducted from the
                                             Accumulated Value of the Policy
                                             upon lapse or surrender during the
                                             first 10 Policy Years or 10 years
                                             following an increase in Basic
                                             Coverage.  The Surrender Charge is
                                             shown in the Policy and is
                                             discussed in Appendix B to this
                                             Prosepctus.

TARGET PREMIUM                               The premium used in the
                                             determination of the amount of the
                                             Premium Expense Charge.  This
                                             amount is shown in each Policy and
                                             is discussed in Appendix B to this
                                             Prospectus.

UNADJUSTED DEATH BENEFIT                     Under Option A, the greater of the
                                             Face Amount or the applicable
                                             percentage of the Accumulated
                                             Value; under Option B, the greater
                                             of the Face Amount plus the
                                             Accumulated Value, or the
                                             applicable percentage of the
                                             Accumulated Value.  The Death
                                             Benefit Option is selected at time
                                             of application but may be later
                                             changed.

VALUATION DAY                                Each day that the New York Stock
                                             Exchange is open for business
                                             other than the day after
                                             Thanksgiving and any day on which
                                             trading is restricted by directive
                                             of the Securities and Exchange
                                             Commission.  Unless otherwise
                                             indicated, whenever under a Policy
                                             an event occurs or a transaction
                                             is to be effected on a day that is
                                             not a Valuation Date, it will be
                                             deemed to have occurred on the
                                             next Valuation Date.

VALUATION PERIOD                             The time between two successive
                                             Valuation Days.  Each Valuation
                                             Period includes a Valuation Day
                                             and any non-Valuation Day or
                                             consecutive non-Valuation Days
                                             immediately preceding it.

WITHDRAWAL                                   A payment made at the request of
                                             the Owner pursuant to the right in
                                             the Policy to withdraw a portion
                                             of the Cash Surrender Value of the
                                             Policy.  The Withdrawal Charge
                                             will be deducted from the
                                             Withdrawal Amount.

                       SUMMARY DESCRIPTION OF THE POLICY


         The following summary of the Policy provisions should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise noted, this Prospectus assumes at least one of the Insureds is alive.

THE POLICY OFFERED


         The Sentinel Estate Provider last survivor flexible premium adjustable benefit variable life insurance policy offered by this Prospectus is issued by National Life. The Policy allows the Owner, subject to certain limitations, to make premium payments in any amount and at any frequency. As long as the Policy remains in force, it will provide for:


         (1) Life insurance coverage which will provide a death benefit on the death of the last to die of two named Insureds;

         (2)     A Cash Surrender Value;

         (3)     Surrender and Withdrawal rights and Policy loan privileges; and

         (4)     A variety of additional insurance benefits.

         The Policy described in this Prospectus is designed to provide insurance coverage to help lessen the economic loss resulting from the deaths of the two Insureds. It is not offered primarily as an investment. Life insurance is not a short-term investment. Prospective Owners should consider their need for survivorship insurance coverage and the Policy's investment potential on a long-term basis.

         The Policy is called "flexible premium" because there is no fixed schedule for premium payments, even though the Owner may establish a schedule of Planned Periodic Premiums. The Policy is described as "adjustable benefit" because the Owner may, after the first Policy Year and within limits, increase or decrease the Face Amount and may change the Death Benefit Option. The Policy is called "last survivor" because it pays its Death Benefit on the death of the last to die of two named Insureds. The Policy is called "variable" because, unlike a fixed benefit whole life insurance policy, the Death Benefit under the Policy may, and its Accumulated Value will, vary to reflect the investment performance of the chosen subaccounts of the Variable Account, and the crediting of interest to the Fixed Account, as well as other factors.


         The failure to pay Planned Periodic Premiums will not itself cause the Policy to lapse. Conversely, the payment of premiums in any amount or frequency will not necessarily guarantee that the Policy will remain in force. In general, the Policy will lapse if the Cash Surrender Value is insufficient to pay the Monthly Deduction. During the first five Policy Years, the Policy will not lapse, even if the Cash Surrender Value is insufficient to pay the Monthly Deductions, so long as the Cumulative Minimum Monthly Premium has been paid. In addition, if the optional Guaranteed Death Benefit Rider has been purchased, the Policy will not lapse, either prior to the younger Insured's Attained Age 81, or for the entire lifetimes of the two Insureds, as the Owner elects, even if the Cash Surrender Value is insufficient to pay the Monthly Deductions, so long as the Cumulative Guarantee Premium has been paid. The Monthly Guarantee Premium, and therefore the Cumulative Guarantee Premium, will be higher for Guaranteed Death Benefit Riders which apply for the entire lifetimes of the two Insureds, than for such Riders which apply until the younger Insured's Attained Age 81.

         A prospective Owner who already has life insurance coverage should consider whether or not changing or adding to existing coverage would be advantageous. It may not be advisable to purchase another policy as a replacement for an existing policy.


THE VARIABLE ACCOUNT


         The Variable Account is divided into Subaccounts, twenty two of which are available under the Policy. The assets of each Subaccount are used to purchase shares of a designated corresponding Portfolio that is part of one of the following Funds: the Market Street Fund, the American Century Variable Portfolios, Inc., the Variable Insurance Products Fund, the Variable Insurance Products Fund II, the Goldman Sachs Variable Insurance Trust, the J.P. Morgan Series Trust II, the Neuberger & Berman Advisers Management Trust, the Strong Variable Insurance Funds, Inc., and the Strong Opportunity Fund II. There is no assurance that the investment objectives of a particular Portfolio will be met. The Owner bears the entire investment risk of amounts allocated to the Variable Account.


AVAILABILITY OF POLICY


         This Policy can be issued for Insureds from Issue Ages 0 to 90, as long as the Joint Age is 15 to 90. The minimum amount of Basic Coverage for a Policy is $100,000. Before issuing a Policy, National Life will require that the proposed Insureds meet certain underwriting standards satisfactory to National Life. The Rate Classes available are Preferred Nonsmoker, Nonsmoker, Preferred Smoker, Smoker, Substandard and Uninsurable. An Insured may be assigned to an Uninsurable Rate Class where he or she would not be insurable for single life coverage. (See "Issuance of a Policy," Page ___.)


THE DEATH BENEFIT

         As long as the Policy remains in force, National Life will pay the Death Benefit to the Beneficiary upon receipt of due proof of the death of both of the two Insureds. The Death Benefit will consist of the Policy's Unadjusted Death Benefit, plus any dividends payable, plus any relevant additional benefits provided by a supplementary benefit Rider (other than the Additional Protection Benefit Rider, the benefit from which is included in the Face Amount of the Policy), less any outstanding Policy loan and accrued interest, and less any unpaid Monthly Deductions.

         There are two Death Benefit Options available. Death Benefit Option A provides for the greater of (a) the Face Amount and (b) the applicable percentage of the Accumulated Value. Death Benefit Option B provides for the greater of (a) the Face Amount plus the Accumulated Value and (b) the applicable percentage of the Accumulated Value. (See "Death Benefit Options," Page ___.)

         There are two types of coverage available under the Policy - Basic
Coverage and Additional Coverage. (See "Death Benefit", Page       .)

FLEXIBILITY TO ADJUST AMOUNT OF DEATH BENEFIT

         After the first Policy Year, the Owner has significant flexibility to adjust the Death Benefit by changing the Death Benefit Option or by increasing or decreasing the Face Amount of the Policy. (See "Change in Death Benefit Option," Page ___, and "Ability to Adjust Face Amount," Page ___.)

         Any change in Death Benefit Option or in the Face Amount may affect the charges under the Policy. Any increase in the Face Amount will result in an increase in the Monthly Deductions. A decrease in Face Amount may also affect the Monthly Deductions. (See "Cost of Insurance Charge," Page ___.)

         To the extent that a requested decrease in Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, National Life will not effect the decrease.

ACCUMULATED VALUE

         The Accumulated Value is the total amount of value held under the Policy at any time. It equals the sum of the amounts held in the Variable Account and the Fixed Account. (See "Calculation of Accumulated Value," Page ___.)

         The Accumulated Value in the Variable Account will reflect the investment performance of the chosen Subaccounts of the Variable Account, any Net Premiums paid, any transfers, any Withdrawals, any loans, any loan repayments, any loan interest paid or credited and any charges assessed in connection with the Policy. The Owner bears the entire investment risk for amounts allocated to the Variable Account. There is no guaranteed minimum for the portion of the Accumulated Value in the Variable Account. Accumulated Value in the Variable Account may be greater or less than the Net Premiums allocated to the Variable Account.


         The Fixed Account earns interest at rates National Life declares in advance for specific periods. The rates are guaranteed to equal or exceed 4%. The principal, after all deductions and charges, is also guaranteed. The value of the Fixed Account will reflect any amounts allocated or transferred to it plus interest credited to it, less amounts deducted, transferred or withdrawn from it. (See "The Fixed Account," Page ___.)


         The Collateral portion of the Accumulated Value in the Fixed Account will reflect any amounts transferred from the Variable Account and/or non-loaned portion of the Fixed Account as collateral for Policy loans, plus interest at rates National Life declares of at least 4%. The Collateral will be reduced by loan repayments. (See "Loan Privileges," Page ___.)

         The Accumulated Value is relevant to the computation of the Death Benefit and the Monthly Deduction.

ALLOCATION OF NET PREMIUMS


         Except as described below, Net Premiums will generally be allocated to the Subaccounts of the Variable Account and the Fixed Account in accordance with the allocation percentages which are in effect for such premium when received at National Life's Home Office. These percentages will be those specified in the application or as subsequently changed by the Owner. Owners of Policies may choose among all twenty-two available Subaccounts of the Variable Account; however, National Life reserves the right to limit the number of different Subaccounts used in any Policy over its entire life to 17.


         Any portion of the initial Net Premium and any Net Premiums received during the free-look period that are designated to be allocated to the Variable Account will be allocated instead to the Money Market Subaccount. At the end of such period, the amount in the Money Market Subaccount (including investment experience) will be allocated to each of the chosen Subaccounts based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Variable Account premium allocation percentages. For this purpose, National Life will assume that the free-look period ends 20 days after the date the Policy is issued. (See "Allocation of Net Premiums," Page ___.)

TRANSFERS

         The Owner may make transfers of the amounts in the Subaccounts of the Variable Account and Fixed Account between and among such accounts. Transfers between the Subaccounts of the Variable Account or into the Fixed Account will be made on the Valuation Day National Life receives the request. Transfers out of the Fixed Account are limited to the greater of $1000 and 25% of Accumulated Value in the Fixed Account, and to one transfer per Policy Year. Currently transfers may be made without charge regardless of their frequency, and National Life has no present intent to impose a charge for transfers in the foreseeable future; however, National Life reserves the right, upon prior notice to Policy Owners, to impose in the future a charge of $25 on each transfer in excess of twelve transfers in any one Policy Year. (See "Transfers," Page ___.)

FREE-LOOK PRIVILEGE

         The Policy provides for an initial "free-look" period, during which the Owner may cancel the Policy and receive a refund equal to the gross premiums paid on the Policy. This free-look period ends 10 days after the Owner receives the Policy, or at the end of such longer period provided by state law. To cancel the Policy, the Owner must return the Policy to National Life or to an agent of National Life within such time with a written request for cancellation. (See "Free-Look Privilege," Page ___.)

CHARGES ASSESSED IN CONNECTION WITH THE POLICY


          Summary of Policy Expenses
          Transaction Expenses
              Premium Expense Charge (as a
              percentage of premiums paid)  . . . . . . . . . . . .   3.40%, plus:   for Policy
                                                                              Years 1 to 10: 7% up to Target Premium,
                                                                                    4%  for premiums in excess of Target
                                                                                    Premium
                                                                             After Policy Year 10: 4%(1)
              Surrender Charge  . . . . . . . . . . . . . . . . . .   See below
              Withdrawal Charge   . . . . . . . . . . . . . . . . .   Lesser of 2% or $25


----------------------
(1)National Life reserves the right to raise the Premium Expense Charge as a percentage of premiums paid in excess of the Target Premium to 3.40%, plus 5%. National Life also reserves the right after Policy Year 10 to charge a Premium Expense Charge of up to the maximum permitted during the first 10 Policy Years.


          MONTHLY DEDUCTIONS
              Accumulated Value Charge Policy Years 1-10:   . . . .   Basic Coverage less than $1 million: annual rate
                . . . . . . . . . . . . . . . . . . . . . . . . . .      of 0.90%(2)
                                                                      Basic Coverage of $1 million to $2,999,999: annual
                                                                         rate of .80%(2)
                                                                      Basic Coverage  $3 million and over: annual
                                                                         rate of 0.75%(2)
          After Policy Year 10:    Basic Coverage less than $1 million:  0.35%(3)
                                                                      Basic Coverage of $1 million to $2,999,999: 0.30%(3)
                                                                      Basic Coverage  $3 million and over:  0.25%(3)
              Cost of Insurance Charge                                Varies by Issue Age, sexes, Rate Class, duration of the
                                                                      Policy-See below
              Administrative Charge                                   Policy Years 1 to 10: $15 plus $0.08(4) per $1000 of
                                                                         Basic Coverage per month(5)
                                                                        After Policy Year 10: $7.50 per month(6)
              Rider Charges   . . . . . . . . . . . . . . . . . . .   See "Optional Benefits" on page       for charges
                                                                          applicable to optional Riders elected for a Policy


----------------------

(2)The charge shown is the annual equivalent of the monthly charge. The Variable Account Charge applies to Accumulated Value held in the Variable Account. This charge does not apply to amounts held in the Fixed Account.

(3)This reduction is not guaranteed, except as required by the state of issue.

(4)This rate is lower for Joint Ages 38 and below.

(5)This charge is increased by $.005 per $1000 of Basic Coverage per month for each Insured who is a smoker.

(6)National Life reserves the right to increase the Monthly Administrative Charge for Policy years after Policy Year 10 up to an amount not to exceed $15 plus $0.08 per $1000 of Basic Coverage, plus $0.005 per $1000 of Basic Coverage per month for each smoker. In addition, the $0.08 per $1000 of Basic Coverage portion of the Monthly Administrative Charge will apply to increases in Basic Coverage for 10 years after an increase in Basic Coverage.

            Annual Charges of Underlying Funds (for the year ended
                             December 31, 1997):

                                                         Management               Other                   Total
                                                         Fee, after expense       Expenses,               Expenses,
                                                         reimbursement            after expense           after expense
                                                                                  reimbursement           reimbursement

          Market Street Fund, Inc.:
               Money Market Portfolio                      .25%                     .14%                      .39%
               Bond Portfolio                              .35%                     .22%                      .57%
               Managed Portfolio                           .40%                     .18%                      .58%
               Aggressive Growth Portfolio                 .45%                     .18%                      .63%
               International Portfolio                     .75%                     .27%                     1.02%
               Growth Portfolio                            .33%                     .10%                      .43%
               Sentinel Growth Portfolio                   .50%                     .40%                      .90%

          American Century Variable Portfolios, Inc.
               VP Value Portfolio                         1.00%                     0                        1.00%
               VP Income & Growth Portfolio                .70%                     0                         .70%

          Fidelity: Variable Insurance Products Fund I:
               Growth Portfolio                            .60%                     .07%                      .67%
               High Income Portfolio                       .59%                     .12%                      .71%

          Fidelity:  Variable Insurance Products Fund II:
               Index 500 Portfolio                         .24%                     .04%                      .28%
               Contrafund Portfolio                        .60%                     .08%                      .68%

          Goldman Sachs Variable Insurance Trust
               International Equity                       1.00%                     .25%                     1.25%
               Global Income                               .90%                     .15%                     1.05%
               CORE Small Cap Equity                       .75%                     .15%                      .90%
               Mid Cap Equity                              .80%                     .15%                      .95%

          J.P. Morgan Series Trust II
               International Opportunities Portfolio       .60%                     .60%                     1.20%
               Small Company Portfolio                     .60%                     .55%                     1.15%

          Neuberger & Berman Advisers Management Trust
               Partners Portfolio                            .86%                     0                         .86%

          Strong Variable Insurance Funds, Inc.
          Growth Fund II                                    1.00%                     .20%                     1.20%

          Strong Opportunity Fund II                        1.00%                     .15%                     1.15%


         National Life has agreed to reimburse a portion of the expenses of the Sentinel Growth Portfolio. Without this reimbursement, the Sentinel Growth Portfolio's management fee, other expenses and total expenses would have been
%,      % and   % respectively.

         Fidelity Investments agreed to reimburse a portion of Index 500 Portfolio's expenses during the period. Without this reimbursement, the fund's
management fee, other expenses and total expenses would have been       %,
% and       % respectively.

         Strong Capital Management, Inc. has agreed to reimburse a portion of the expenses of the Growth Fund II Portfolio. Without this reimbursement the management fee, other expenses and total expenses of the Growth Fund II
Portfolio would have been   .  %,  .  % and  .  % respectively.


         Premium Expense Charge. A Premium Expense Charge will be deducted from each premium payment, which includes a charge in the amount of 3.40% of each premium, to cover the cost of state and local premium taxes, and the federal DAC Tax. National Life reserves the right to change the amount of the charge deducted from future premiums if the applicable law is changed. (See "Premium Expense Charge," Page ___.)



         The Premium Expense Charge will also include, during the first 10 Policy Years, a deduction of 7.0% of each premium paid up to the Target Premium, and 4.0% of premiums paid in excess of the Target Premium, from each premium payment prior to allocation of Net Premiums, to compensate National Life for the expenses incurred in distributing the Policies, including commissions to selling agents. National Life reserves the right to increase the charge for premiums in excess of the Target Premium from 4.0% to 5.0% of such premiums. National Life currently intends to reduce this deduction from premiums paid after the tenth Policy Anniversary to 4.0% of all premiums, although it reserves the right to make a deduction of up to the maximum permitted during the first ten Policy Years.



         Surrender Charge. A Surrender Charge is imposed if the Policy is surrendered or lapses at any time before the end of the tenth Policy Year, or the ten years after an increase in the Basic Coverage. The initial Surrender Charge varies by Joint Age and is shown in Appendix B of this Prospectus.
The Surrender Charge will be level for up to five Policy Years, and then decline each month by one sixtieth of the initial Surrender Charge until it is zero at the beginning of Policy Year 11 (or if the level Surrender Charge period ends earlier than the end of Policy Year 5, declining each month by an amount equal to the initial Surrender Charge multiplied by a fraction of which the numerator is one and the denominator is the number of months from the end of the level Surrender Charge period to the beginning of Policy Year 11). For increases in Basic Coverage, the Surrender Charge will be determined in a like fashion and will decline each month by one sixtieth of the initial Surrender Charge following the five-year level period until it is zero at the beginning of the eleventh year after the date of the increase (or if the level Surrender Charge period ends earlier than the fifth anniversary of the increase, declining each month by an amount equal to the initial Surrender Charge multiplied by a fraction of which the numerator is one and the denominator is the number of months from the end of the level Surrender Charge period to the beginning of the eleventh year after the effective date of the increase). The Surrender Charge will not decrease in the event of a decrease in Basic Coverage. (See "Surrender Charge," Page .)

         Withdrawal Charge. A charge equal to the lesser of 2% of the amount withdrawn or $25 will be deducted from each Withdrawal amount paid. (See "Withdrawal Charge," Page .)


         Monthly Deductions. On the Date of Issue and on each Monthly Policy Date thereafter, the Accumulated Value will be reduced by a Monthly Deduction equal to the sum of the monthly Cost of Insurance Charge, Variable Account Charge, Monthly Administrative Charge, and a charge for any additional benefits added by rider. The monthly Cost of Insurance Charge will be determined by multiplying the Net Amount at Risk (that is, the Unadjusted Death Benefit less Accumulated Value) by the applicable cost of insurance rate(s), which will depend upon the Issue Ages, sexes, and Rate Classes of the Insureds, the Duration of the coverage, whether the coverage is Basic Coverage or Additional Coverage, and on National Life's expectations as to future mortality and expense experience, but which will not exceed the guaranteed maximum cost of insurance rates set forth in the Policy based on the Insureds' Issue Ages, sexes, substandard or uninsurable status, the coverage's Duration, whether the coverage is Basic Coverage or Additional Coverage, and the "1980 Commissioners Standard Ordinary Mortality Table." (See "Cost of Insurance Charge," Page ___.).



         The Variable Account Charge varies by the amount of Basic Coverage in the Policy. It is a percentage of the Accumulated Value in the Variable Account, and does not apply to Accumulated Value in the Fixed Account. During the first 10 Policy Years, for Policies with Basic Coverage less than $1,000,000, the current annual charge is 0.90%; for Policies with Basic Coverage from $1,000,000 to $2,999,999, the current annual charge is 0.80%, and for Policies with Basic Coverage of $3 million or more, the current annual charge is 0.75%. In all cases, National Life reserves the right to increase this charge to an amount not to exceed 0.90%. After Policy Year 10, National Life currently intends to reduce this charge to the following rates: for Policies with Basic Coverage of less than $1 million, an annual charge of 0.35%; for Policies with Basic Coverage from $1,000,000 to $2,999,999, an annual charge of 0.30%, and for Policies with Basic Coverage of $3 million or more, an annual charge of 0.25%. However, National Life reserves the right to continue to charge a Variable Account Charge in an annual amount up to 0.90%
after Policy Year 10. (See "Variable Account Charge, page      ).



         The Monthly Administrative Charge during the first 10 Policy Years is $15.00 plus $0.08 per $1000 of Basic Coverage. This charge is increased during the first ten Policy Years by $0.005 per $1000 of Basic Coverage for each Insured who is a smoker, and is reduced if the Joint Age of the Insureds is 38 or less. After the end of Policy Year 10, National Life currently intends to assess a reduced Monthly Administrative Charge of $7.50, with no additional amount per $1000 of Basic Coverage, but National Life reserves the right to increase the Monthly Administrative Charge after Policy Year 10 to an amount not to exceed $15 plus $0.08 per $1000 of Basic Coverage, plus $0.005 for each smoker. The $0.08 per $1000 of Basic Coverage portion of the Monthly Administrative Charge will also apply to the increase in Basic Coverage for 10 years after an increase in Basic Coverage. (See "Monthly Administrative Charge," Page ___.)


         Transfer Charge. Currently an unlimited number of transfers are permitted in each Policy Year without charge, and National Life has no current intent to impose a transfer charge in the foreseeable future; however, National Life reserves the right to impose in the future a charge of $25 for each transfer in excess of twelve transfers in any one Policy Year. (See "Transfer Charge," Page ___.)

         Projection Report Charge. National Life may impose a charge for each projection report requested by the Owner. (See "Projection Report Charge," Page __.)

         Other Charges. Shares of the Portfolios are purchased by the Variable Account at net asset value, which reflects management fees and expenses deducted from the assets of the Portfolios. These management fees and expenses are shown above under "Annual Charges of Underlying Funds".

POLICY LAPSE AND REINSTATEMENT

         During the first five Policy Years, the Policy will not lapse if premiums in an amount at least equal to the Cumulative Minimum Monthly Premium have been paid, regardless of the amount of Cash Surrender Value. If, however, total premiums paid are less than the Cumulative Minimum Monthly Premium, and the Cash Surrender Value on a Monthly Processing Date is insufficient to cover the Monthly Deduction then due, the Policy will lapse after a 61-day Grace Period unless a sufficient premium has been paid.


         An optional Guaranteed Death Benefit Rider is available which will guarantee that the Policy will not lapse, either prior to the end of the year that the younger Insured attains Age 80, or for the entire lifetimes of the two Insureds, as the Owner elects, regardless of investment performance, if total premiums paid are at least equal to the Cumulative Guarantee Premium. (See "Optional Benefits - Guaranteed Death Benefit," Page ___.)


         Subject to certain conditions, including evidence of insurability satisfactory to National Life and the payment of a sufficient premium, a Policy may be reinstated at any time within five years (or such longer period as may be required in a particular state) after the beginning of the Grace Period. (See "Reinstatement," Page ___.)

LOAN PRIVILEGE

         After the first Policy Year, the Owner may obtain Policy loans in an amount not exceeding, in the aggregate, the Cash Surrender Value less three Monthly Deductions.

         Policy loans will bear interest at a fixed rate of 6% per year, payable at the end of each Policy Year. At the end of the Policy Year, the loan interest will be added to the outstanding loan balance. Any payments made by the Owner to cover loan interest will be applied to the repayment of the outstanding loan balance. Policy loans may be repaid at any time and in any amount. Policy loans outstanding when the Death Benefit becomes payable or the Policy is surrendered will be deducted from the proceeds otherwise payable.


         When a Policy loan is taken, Accumulated Value will be held in the Fixed Account as Collateral for the Policy loan. Accumulated Value is taken from the Subaccounts of the Variable Account based on the instructions of the Owner at the time a loan is taken. If specific allocation instructions have not been received from the Owner, the Policy loan will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Variable Account. If the Accumulated Value in one or more of the Subaccounts is insufficient to carry out the Owner's instructions, the loan will not be processed until further instructions are received from the Owner. Accumulated Value will be taken from the non-loaned portion of the Fixed Account as Collateral for a loan only to the extent that the Accumulated Value in the Variable Account is insufficient. This amount held in the Fixed Account as Collateral will earn interest at an effective annual rate National Life will determine prior to each calendar year. This rate will not be less than 4%. National Life currently intends, but is not obligated to continue, to make preferred loans available beginning in Policy Year 11. At such time, the interest rate charged on all loans will be 4.25%, and the amount held in the Fixed Account as Collateral will be credited with interest at an annual rate of 4.0%. (See "Loan Privileges," Page ___.)


         Depending upon the investment performance of Cash Surrender Value and the amount of a Policy loan, the loan may cause a Policy to lapse. If a Policy is not a Modified Endowment Contract, lapse of the Policy with Policy loans outstanding may result in adverse tax consequences. (See "Tax Treatment of Policy Benefits," Page ___.)

WITHDRAWAL OF CASH SURRENDER VALUE

         After the first Policy Anniversary, the Owner may, subject to certain restrictions, request a Withdrawal of Cash Surrender Value. The minimum amount for such Withdrawal is $500, and the maximum is the Cash Surrender Value minus three Monthly Deductions. The Withdrawal amount will be taken from the Subaccounts of the Variable Account based on instructions provided by the Owner at the time of the Withdrawal. If specific allocation instructions have not been received from the Owner, the Withdrawal will be allocated to the Subaccounts based on the proportion that the value in each account bears to the total Accumulated Value in the Variable Account. If the Accumulated Value in one or more Subaccounts is insufficient to carry out the Owner's instructions, the Withdrawal will not be processed until further instructions are received from the Owner. Withdrawal amounts will be taken from the Fixed Account only to the extent that the Accumulated Value in the Variable Account is insufficient. If Death Benefit Option A is in effect, National Life will reduce the Face Amount by an amount equal to the lesser of (a) the amount of the withdrawal and (b) the excess of the Face Amount divided by the applicable percentage over the Accumulated Value just after the Withdrawal, but in any case not less than zero. (See "Withdrawal of Cash Surrender Value," Page ___.)

         A Withdrawal Charge will be deducted from the amount of each Withdrawal. (See "Charges and Deductions - Withdrawal Charge," Page ___.)




SURRENDER OF THE POLICY

         The Owner may at any time fully surrender the Policy and receive the Cash Surrender Value, if any. The Cash Surrender Value will equal the Accumulated Value less any Policy loan with accrued interest and any applicable Surrender Charge. (See "Surrender Privilege," Page ___.)

AVAILABLE AUTOMATED FUND MANAGEMENT FEATURES

         National Life currently offers, at no charge to Policyowners, two automated fund management programs, Dollar Cost Averaging and Portfolio Rebalancing. (For a description of these features, see "Available Automated Fund Management Features," Page ___.)

OPTIONAL BENEFITS

         Several optional benefits are available in connection with the Policies, including the Guaranteed Death Benefit Rider, the Additional Protection Benefit Rider, the Policy Split Option, the Estate Preservation Rider, the Term Rider, the Continuing Coverage Rider, the Enhanced Death Benefit Rider and the Automatic Increase Rider. (See "Optional Benefits", page
 .)

TAX TREATMENT


         Under current federal tax law, life insurance contracts receive tax-favored treatment. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, an Owner should not be taxed on any increase in Cash Surrender Value while the Policy remains in force. Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be taxed on these proceeds. (See "Tax Status of the Policy," Page ___.)


         Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract." If the Policy is a Modified Endowment Contract, then certain pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the contract. In addition, prior to age 59-1/2 any such distributions generally will be subject to a 10% penalty tax. (For further discussion on the circumstances under which a Policy will be treated as a Modified Endowment Contract, See "Tax Treatment of Policy Benefits," Page ___.)

         If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. (See "Distributions from Policies Not Classified as Modified Endowment Contracts," Page ___.)

         Generally, the proceeds of the Policy are includible in the gross estate of the Insured if the Insured posses any "incidents of ownership" over the Policy at death. "Incidents of ownership" generally includes the right to receive economic benefits of the Policy as defined in Section 2042 of the Code and applicable Treasury regulations. If the Insured never held incidents of ownership over the Policy, or irrevocably transferred all interests in the Policy to a third party (e.g., an irrevocable life insurance trust) more than three years before death, the proceeds should be excluded from the Insured's gross estate.

ILLUSTRATIONS OF DEATH BENEFITS, ACCUMULATED VALUE AND CASH SURRENDER VALUE

         Illustrations of how investment performance of the Variable Account may cause the Death Benefit, the Accumulated Value and the Cash Surrender Value to vary are included in Appendix A commencing on Page A-1.

         These projections of hypothetical values may be helpful in understanding the long-term effects of different levels of investment performance, of charges and deductions, of electing one or the other death benefit option, and generally comparing and contrasting this Policy to other life insurance policies. Nonetheless, the illustrations are based on hypothetical investment rates of return and are not guaranteed. Illustrations are illustrative only and are not a representation of past or future performance. Actual rates of return may be more or less than those reflected in the illustrations and, therefore, actual values will be different from those illustrated.


             NATIONAL LIFE INSURANCE COMPANY, THE VARIABLE ACCOUNT,
                                 AND THE FUNDS.

NATIONAL LIFE INSURANCE COMPANY


         National Life, a mutual life insurance company chartered in 1848 under Vermont law, is authorized to transact life insurance and annuity business in Vermont and in 50 other jurisdictions. National Life assumes all insurance risks under the Policy and its assets support the Policy's benefits. On December 31, 1997, National Life's consolidated assets were over $8 billion. (See "Financial Statements," Page F-1.)


THE VARIABLE ACCOUNT

         The Variable Account was established by National Life on February 1, 1985 under the provisions of the Vermont Insurance Law. It is a separate investment account to which assets are allocated to support the benefits payable under the Policies, other variable life insurance policies National Life currently issues, and other variable life insurance policies National Life may issue in the future. Owners of Policies may choose among all the Subaccounts of the Variable Account available under the Policies; however, National Life reserves the right to limit the number of different Subaccounts used in any Policy over its entire life to 17.

         The Variable Account's assets are the property of National Life. Each Policy provides that the portion of the Variable Account's assets equal to the reserves and other liabilities under the Policies (and other policies) supported by the Variable Account will not be chargeable with liabilities arising out of any other business that National Life may conduct. The portion of the Variable Account's assets equal to the reserves and other liabilities under the Policies may, however, be chargeable with liabilities arising from other subaccounts of the Variable Account that fund other variable life insurance policies. In addition to the net assets and other liabilities for the Policies (and other policies), the Variable Account's net assets include amounts derived from expenses charged to the Policies (and the other policies) by National Life which it currently holds in the Variable Account, and may in the future include amounts held to support other variable life insurance policies issued by National Life. From time to time these additional amounts will be transferred in cash by National Life to its Fixed Account.

         The Variable Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust type of investment company. Such registration does not involve any supervision of the management or investment practices or policies of the Variable Account by the SEC. The Variable Account meets the definition of a "separate account" under federal securities laws.

THE MARKET STREET FUND


         The Growth, Sentinel Growth, Aggressive Growth, Bond, Managed, International, and Money Market Subaccounts of the Variable Account invest in shares of The Market Street Fund, Inc., a "series" type of mutual fund which is registered with the SEC under the 1940 Act as a diversified open-end management investment company. The Market Street Fund currently issues seven "series" or classes of shares, each of which represents an interest in a separate portfolio within the Fund, and which are purchased and redeemed by the corresponding Subaccounts of the Variable Account: the Growth Portfolio, the Sentinel Growth Portfolio, the Aggressive Growth Portfolio, the Bond Portfolio, the Managed Portfolio, the International Portfolio and the Money Market Portfolio. The Market Street Fund sells and redeems its shares at net asset value without a sales charge.


         The investment objectives of the Market Street Fund's Portfolios eligible for purchase by the Variable Account are set forth below. The investment experience of each of the Subaccounts of the Variable Account depends on the investment performance of the corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.

         The Growth Portfolio. The Growth Portfolio seeks intermediate and long-term growth of capital. A reasonable level of income is an important secondary objective. This Portfolio pursues its objectives by investing primarily in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long term.

         The Sentinel Growth Portfolio. The Sentinel Growth Portfolio seeks long-term growth of capital through equity participation in companies having growth potential believed by its investment adviser to be more favorable than the U.S. economy as a whole, with a focus on relatively well-established companies.

         The Aggressive Growth Portfolio. The Aggressive Growth Portfolio seeks to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

         The Bond Portfolio. The Bond Portfolio seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

         The Managed Portfolio. The Managed Portfolio seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

         The International Portfolio. The International Portfolio seeks long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established non-United States companies.

         The Money Market Portfolio. The Money Market Portfolio seeks to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments.


         With respect to the Growth, Sentinel Growth, Aggressive Growth, Bond, Managed and Money Market Portfolios, the Market Street Fund is advised by Sentinel Advisors Company ("SAC"), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. SAC is a partnership whose partners are affiliates of National Life, Provident Mutual Life Insurance Company ("Provident Mutual"), and The Penn Mutual Life Insurance Company. National Life's affiliate is currently the managing partner of SAC and is entitled to the majority share of SAC's profit or loss. With respect to the International Portfolio, the Market Street Fund is advised by Providentmutual Investment Management Company ("PIMC"), which is also registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. PIMC has employed The Boston Company Asset Management, Inc. to provide investment advisory services in connection with the Portfolio.





         A full description of the Market Street Fund, its investment objectives and policies, its risks, expenses, and all other aspects of its operation is contained in the attached Prospectus for the Market Street Fund, which should be read together with this Prospectus.


AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.



         The Variable Account has one Subaccount which invests exclusively in shares of the VP Value fund, and one Subaccount which invests exclusively in shares of VP Income & Growth fund, each of which are series of American Century Variable Portfolios, Inc. American Century Variable Portfolios, Inc. is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a fund of American Century Variable Portfolios, Inc..



         The American Century VP Value Subaccount and the American Century VP Income & Growth Subaccount of the Variable Account invest in shares of the VP Value fund and the VP Income & Growth fund, respectively, of the American Century Variable Portfolios, Inc.. Shares of these Funds are purchased and redeemed by the Variable Account at net asset value without a sales charge.



         The investment objectives of the Funds of American Century Variable Portfolios, Inc. in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the underlying Fund. There is no assurance that either Fund will achieve its stated objective.



         VP Value. To seek long-term capital growth. Income is a secondary objective. The fund will seek to achieve its investment objective by investing in securities that management believes to be undervalued at the time of purchase.



         VP Income & Growth. To seek dividend growth, current income and capital appreciation. The fund will seek to achieve its investment objective by investing in common stocks.



         The VP Value fund and the VP Income & Growth fund of the American Century Variable Portfolios, Inc. are managed by American Century Investment Management, Inc. A full description of these Funds, their investment objectives and policies, and the risks, expenses and all other aspects of their operation is contained in the attached Prospectuses for VP Value and VP Income & Growth.


VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II


         The Variable Account has two Subaccounts which invest exclusively in shares of Portfolios of the Variable Insurance Products Fund (the "VIP Fund") and two Subaccounts which invest exclusively in shares of Portfolios of the Variable Insurance Products Fund II ("VIP Fund II"). Like the Market Street Fund, the VIP Fund and the VIP II Fund are "series" type mutual funds registered with the SEC as diversified open-end management investment companies issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the VIP Fund or VIP Fund II.


         The Fidelity Growth Subaccount and Fidelity High Income Subaccount of the Variable Account invest in shares of the Growth Portfolio and the High Income Portfolio, respectively, of the VIP Fund. The Fidelity Index 500 Subaccount and the Fidelity Contrafund Subaccount of the Variable Account invest in shares of the Index 500 Portfolio and the Contrafund Portfolio, respectively, of the VIP Fund II. Shares of these Portfolios are purchased and redeemed by the Variable Account at net asset value without a sales charge.


         The investment objectives of the Portfolios of the VIP Fund and the VIP Fund II in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.




         Growth Portfolio. This Portfolio seeks to achieve capital appreciation. The Growth Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

          High Income Portfolio. This Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. The risks of investing in these high-yielding, high-risk securities is described in the attached Prospectus for the VIP Fund, which should be read carefully before investing.





         Index 500 Portfolio. This portfolio seeks to match the total return of the Standard & Poors' Composite Index of 500 Stocks ("S&P 500") while keeping expenses low. Fidelity Management & Research Company, the VIP Fund II Fund Manager, normally invests at least 80% of the fund's assets in equity securities of companies that compose the S&P 500.


         Contrafund Portfolio. This Portfolio seeks capital appreciation by investing primarily in companies that the Fund manager believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Fund primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.


The Growth and High Income Portfolios of the VIP Fund and the Index 500 and Contrafund Portfolios of the VIP Fund II are managed by Fidelity Management &
Research Company.   A full description of the VIP Fund and VIP Fund II, the
investment objectives and policies of the Portfolios, the risks, expenses and all other aspects of their operation is contained in the attached Prospectuses for the VIP Fund and VIP Fund II.






GOLDMAN SACHS VARIABLE INSURANCE TRUST



The Variable Account has four Subaccounts which invest exclusively in shares of the following four Funds of Goldman Sachs Variable Insurance Trust: the International Equity Fund, the Global Income Fund, the CORE Small Cap Equity Fund and the Mid Cap Equity Fund. Goldman Sachs Variable Insurance Trust is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Fund of Goldman Sachs Variable Insurance Trust.

         The Goldman Sachs International Equity Subaccount, the Goldman Sachs Global Income Subaccount, the Goldman Sachs CORE Small Cap Equity Subaccount and the Goldman Sachs Mid Cap Equity Subaccount invest in shares of the the International Equity Fund, the Global Income Fund, the CORE Small Cap Equity and the Mid Cap Equity Fund, respectively, of Goldman Sachs Variable Insurance Trust. Shares of these Funds are purchased and redeemed by the Variable Account at net asset value without a sales charge.



         The investment objectives of the Funds of Goldman Sachs Variable Insurance Trust which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the underlying Fund. There is no assurance that either Fund will achieve its stated objective.



         Goldman Sachs International Equity Fund. Seeks long-term capital appreciation through investments in equity securities of companies that are organized outside the U.S. or whose securities are principally traded outside the U.S.



         Goldman Sachs Global Income Fund. Seeks a high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. The Fund invests primarily in a portfolio of high quality fixed-income securities of U.S. and foreign issuers and foreign currencies.This Fund seeks capital appreciation through investments in a diversified portfolio of equity securities.



         Goldman Sachs Core Small Cap Equity Fund. Seeks long-term growth of capital through a broadly diversified portfolio of equity securities of U.S. issuers which are included in the Russell 2000 Index at the time of investment.



         Goldman Sachs Mid Cap Equity Fund. Seeks long-term capital appreciation primarily through investments in equity securities of companies with public stock market capitalizations of between $500 million and $10 billion at the time of investment.



         The International Equity and Global Income Funds are managed by Goldman Sachs Asset Management International, and the Core Small Cap Equity and Mid Cap Equity Funds are managed by Goldman Sachs Asset Management. A full description of the International Equity Fund, the Global Income Fund, the CORE Small Cap Equity Fund and the Mid Cap Equity Fund series of Goldman Sachs Variable Insurance Trust. their investment objectives and policies, and the risks, expenses and all other aspects of their operation is contained in the attached Prospectuses for the Goldman Sachs Variable Insurance Trust.



J.P. MORGAN SERIES TRUST II



         The Variable Account has one Subaccount which invests exclusively in shares of the J.P. Morgan International Opportunities Portfolio, and one Subaccount which invests exclusively in shares of J.P. Morgan Small Company Portfolio, each of which are series of J.P. Morgan Series Trust II. J.P. Morgan Series Fund II is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of J.P. Morgan Series Trust II.



         The J.P. Morgan International Opportunities Subaccount and the J.P. Morgan Small Company Subaccount of the Variable Account invest in shares of the J.P. Morgan International Opportunities Portfolio and the J.P. Morgan Small Company Portfolio, respectively, of the J.P. Morgan Series Trust II. Shares of these Funds are purchased and redeemed by the Variable Account at net asset value without a sales charge.



         The investment objectives of the J.P. Morgan Series Trust II Portfolios in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the underlying Fund. There is no assurance that either Fund will achieve its stated objective.



         J.P. Morgan International Opportunities Portfolio. Seeks to provide a high total return from a portfolio comprised of equity securities of foreign corporations. The Portfolio is designed for investors with a long-term investment horizon who want to diversify their investments by adding international equities and take advantage of investment opportunities outside the U.S. As an international investment, the Portfolio is subject to foreign market, political, and currency risks.



         J.P. Morgan Small Company Portfolio. Seeks to provide a high total return from a portfolio comprised of equity securities of small companies. The Portfolio invests at least 65% of the value of its total assets in the common stock of small U.S. companies primarily with market capitalizations of less than $1 billion. The Portfolio is designed for investors who are willing to assume the somewhat higher risk of investing in small companies in order to seek a higher return over time than might be expected from a portfolio of large companies.



         The J.P. Morgan International Opportunities Portfolio and the J.P. Morgan Small Company Portfolio of the J.P. Morgan Series Trust II are managed by J.P. Morgan Investment Management Inc. A full description of these Funds, their investment objectives and policies, and the risks, expenses and all other aspects of their operation is contained in the attached Prospectuses for the J.P. Morgan International Opportunities Portfolio and the J.P. Morgan Small Company Portfolio.



NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST



         The Variable Account has one Subaccount which invests exclusively in shares of the Partners Portfolio, a series of Neuberger & Berman Advisers Management Trust. Neuberger & Berman Advisers Management Trust is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of Neuberger & Berman Advisers Management Trust.



         The Neuberger & Berman Partners Subaccount of the Variable Account invests in shares of the Partners Portfolio of Neuberger & Berman Advisers Management Trust. Shares of this Portfolio are purchased and redeemed by the Variable Account at net asset value without a sales charge.



         The investment objectives of the Partners Portfolio are set forth below. The investment experience of each Subaccount depends upon the investment performance of the underlying Fund. There is no assurance that the Fund will achieve its stated objective.



         Partners Portfolio. To seek capital growth. This Portfolio will seek to achieve its objective by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and support from asset values. The objective of the Partners Portfolio is not fundamental and can be changed by the Trustees of the Neuberger & Berman Advisers Management Trust without shareholder approval. Shareholders will, however, receive at least 30 days prior notice thereof.



         The Partners Portfolio of Neuberger & Berman Advisers Management Trust is managed by Neuberger & Berman Management Incorporated. A full description of this Fund, its investment objectives and policies, and the risks, expenses and all other aspects of its operation is contained in the attached Prospectus for the Partners Portfolio of Neuberger & Berman Advisers Management Trust.





STRONG VARIABLE INSURANCE FUNDS, INC. AND STRONG OPPORTUNITY FUND II, INC.

         The Variable Account has one Subaccount which invests exclusively in shares of the Growth Fund II, a series of Strong Variable Insurance Funds, Inc., and one Subaccount which invests exclusively in shares of Strong Opportunity Fund II, Inc. Strong Variable Insurance Funds, Inc. is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Fund of Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund II is a single series mutual fund also registered with the SEC as a diversified open-end management investment company.


         The Strong Growth Subaccount and the Strong Opportunity Subaccount of the Variable Account invest in shares of the Growth Fund II series of the Strong Variable Insurance Funds, Inc., and the Strong Opportunity Fund II, respectively. Shares of these Funds are purchased and redeemed by the Variable Account at net asset value without a sales charge.


         The investment objectives of the Strong Funds in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the underlying Fund. There is no assurance that either Fund will achieve its stated objective.

         Growth Fund II. This Fund seeks capital growth. It invests primarily in equity securities that the advisor believes have above-average growth prospects.

         Strong Opportunity Fund II, Inc. This Fund seeks capital appreciation through investments in a diversified portfolio of equity securities.


         The Growth Fund II series of Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund, Inc. are managed by Strong Capital Management, Inc.





         A full description of the Growth Fund II series of Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund, Inc. their investment objectives and policies, and the risks, expenses and all other aspects of their operation is contained in the attached Prospectuses for the Growth Fund II and Strong Opportunity Fund II, Inc.




         National Life has entered into or may enter into agreements with Funds pursuant to which the advisor or distributor pays National Life a fee based upon an annual percentage of the average net asset amount invested by National Life on behalf of the Variable Account and other separate accounts of National Life. These percentages may differ, and National Life may be paid a greater percentage by some investment advisors or distributors than other advisors or distributors. These agreements reflect administrative services provided by National Life.


         The participation agreements pursuant to which the Funds sell their shares to Subaccounts of the Variable Account contain varying provisions regarding termination. In general, each party may terminate at its option with specified advance written notice, and may also terminate in the event of specific regulatory or business developments.


   Should an agreement between National Life and a Fund terminate, the Subaccounts which invest in that Fund may not be able to purchase additional shares of such Fund. In that event, Owners will no longer be able to transfer Accumulated Values or allocate Net Premiums to Subaccounts investing in Portfolios of such Fund.

         Additionally, in certain circumstances, it is possible that a Fund or a Portfolio of a Fund may refuse to sell its shares to a Subaccount despite the fact that the participation agreement between the Fund and National Life has not been terminated. Should a Fund or Portfolio of such Fund decide not to sell its shares to National Life, National Life will not be able to honor requests by Owners to allocate cash values or net premiums to Subaccounts investing in shares of that Fund or Portfolio.

   RESOLVING MATERIAL CONFLICTS

         The Funds are available to registered separate accounts of insurance companies, other than National Life, offering variable annuity and variable life insurance policies. As a result, there is a possibility that a material conflict may arise between the interests of Owners with Accumulated Value allocated to the Variable Account and the owners of life insurance policies and variable annuities issued by such other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds.

         In the event of a material conflict, National Life will take any necessary steps, including removing the Variable Account from that Fund, to resolve the matter. The Board of Directors or Trustees of the Funds intend to monitor events in order to identify any material conflicts that possibly may arise and to determine what action, if any, should be taken in response to those events or conflicts. See the individual Fund Prospectuses for more information.


         The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of mutual fund portfolios other than the Portfolios that may be managed by the investment adviser or manager. The investment results of the Portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.


   THE FIXED ACCOUNT

         For information on the Fixed Account, see page           .


                   DETAILED DESCRIPTION OF POLICY PROVISIONS

   DEATH BENEFIT

         General. As long as the Policy remains in force, the Death Benefit of the Policy will, upon due proof of the death of both of the Insureds (and fulfillment of certain other requirements), be paid to the named Beneficiary in accordance with the designated Death Benefit Option, unless the claim is contestable in accordance with the terms of the Policy. The proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy. (See "Payment of Policy Benefits," Page ___.) The Death Benefit payable under the designated Death Benefit Option will be the Unadjusted Death Benefit under that Death Benefit Option, increased by any additional benefits and any dividend payable, and decreased by any outstanding Policy loan and accrued interest and any unpaid Monthly Deductions. The Face Amount of a Policy, on which the Unadjusted Death Benefit is based, may be made up of either Basic Coverage or Additional Coverage. Additional Coverage is provided by the Additional Protection Benefit Rider.

         The Owner must notify National Life as soon as reasonably possible of the death of each Insured. National Life may require proof of whether both Insureds are living two years from the Date of Issue. On the death of the first Insured to die National Life will require the Owner to provide it with evidence of death and proof of age and, if the death is within two years from the Date of Issue, the cause of death.

         Death Benefit Options.  The Policy provides two Death Benefit Options:
Option A and Option B. The Owner designates the Death Benefit Option in the application and may change it as described in "Change in Death Benefit Option," Page ___.


         Option A.  The Unadjusted Death Benefit is equal to the greater of
(a) the Face Amount of the Policy and (b) the Accumulated Value , multiplied by the specified percentage shown in the table below:

          Attained Age           Percentage                   Attained Age             Percentage
          ------------           ----------                   ------------             ----------
          of Younger                                          of Younger
          ----------                                          ----------
          Insured                                             Insured
          -------                                             -------

          40 and under           250%                         75-90                       105%
             45                  215%                         91                          104%
             50                  185%                         92                          103%
             55                  150%                         93                          102%
             60                  130%                         94+                         101%
             65                  120%
             70                  115%

For Attained Ages of the younger Insured not shown, the percentages will decrease by a ratable portion of each full year.

         Illustration of Option A -- For purposes of this illustration, assume that the younger Insured is under Attained Age 40 and there is no Policy loan outstanding.


         Under Option A, a Policy with a Face Amount of $200,000 will generally have an Unadjusted Death Benefit of $200,000. Assuming the specified percentage for a particular Policy for a particular Attained Age of the younger Insured is 250%, then, because the Unadjusted Death Benefit must be equal to or greater than 2.50 times the Accumulated Value, any time the Accumulated Value exceeds $80,000 the Unadjusted Death Benefit will exceed the Face Amount. Each additional dollar added to the Accumulated Value will increase the Unadjusted Death Benefit by $2.50. Thus, an Accumulated Value of $90,000 for this Policy at this Attained Age for the younger Insured will result in an Unadjusted Death Benefit of $225,000 (2.50 x $90,000), and an Accumulated Value of $150,000 will result in an Unadjusted Death Benefit of $375,000 (2.50 x $150,000).
Similarly, any time the Accumulated Value exceeds $80,000, each dollar taken out of the Accumulated Value will reduce the Unadjusted Death Benefit by $2.50. If at any time, however, the Accumulated Value multiplied by the specified percentage is less than the Face Amount, the Unadjusted Death Benefit will be the Face Amount of the Policy.



         Option B. The Unadjusted Death Benefit is equal to the greater of (a) the Face Amount of the Policy plus the Accumulated Value and (b) the Accumulated Value multiplied by the specified percentage shown in the table above.


         Illustration of Option B -- For purposes of this illustration, assume that the younger Insured is under Attained Age 40 and there is no Policy loan outstanding.

         Under Option B, a Policy with a Face Amount of $200,000 will generally pay an Unadjusted Death Benefit of $200,000 plus the Accumulated Value. Thus, for example, a Policy with a $50,000 Accumulated Value will have an Unadjusted Death Benefit of $250,000 ($200,000 plus $50,000). Since the specified percentage is 250%, the Unadjusted Death Benefit will be at least 2.50 times the Accumulated Value. As a result, if the Accumulated Value exceeds $133,333, the Unadjusted Death Benefit will be greater than the Face Amount plus the Accumulated Value. Each additional dollar added to the Accumulated Value above $133,333 will increase the Unadjusted Death Benefit by $2.50. An Accumulated Value of $150,000 will result in an Unadjusted Death Benefit of $375,000 (2.50 x $150,000), and an Accumulated Value of $200,000 will yield an Unadjusted Death Benefit of $500,000 (2.50 x $200,000). Similarly, any time the Accumulated Value exceeds $133,333, each dollar taken out of the Accumulated Value will reduce the Unadjusted Death Benefit by $2.50. If at any time, however, the Accumulated Value multiplied by the specified percentage is less than the Face Amount plus the Accumulated Value, the Unadjusted Death Benefit will be the Face Amount plus the Accumulated Value.

         At Attained Age 100 of the younger of the two Insureds (even if the younger of the two Insureds is not then living), Option B automatically becomes Option A.

         Which Death Benefit Option to Choose. If an Owner prefers to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, the Owner should choose Option B. If an Owner is satisfied with the amount of the Insureds' existing insurance coverages and prefers to have premium payments and favorable investment performance reflected to the maximum extent in the Accumulated Value, the Owner should choose Option A.

         Change in Death Benefit Option. After the first Policy Year, the Death Benefit Option in effect may be changed by sending National Life a written request. No charges will be imposed to make a change in the Death Benefit Option. The effective date of any such change will be the Monthly Policy Date on or next following the date National Life receives the written request. Only one change in Death Benefit Option is permitted in any one Policy Year.

         If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change and the Face Amount will be decreased by the Accumulated Value on that date. However, this change may not be made if it would reduce the Basic Coverage to less than the Minimum Basic Coverage Amount.

         If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change and the Face Amount will be increased by the Accumulated Value on that date.

         A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge (see "Monthly Deductions," Page ___). Changing from Option A to Option B will generally result in a Net Amount at Risk that remains level. Such a change will result in a relative increase in the Cost of Insurance Charges over time because the Net Amount at Risk will, unless the Unadjusted Death Benefit is based on the applicable percentage of Accumulated Value, remain level as cost of insurance rates increase over time, rather than the Net Amount at Risk decreasing as the Accumulated Value increases. Changing from Option B to Option A will, if the Accumulated Value increases, decrease the Net Amount at Risk over time, thereby potentially offsetting the effect of increases and over time in the cost of insurance rates.

         The effects of these Death Benefit Option changes on the Face Amount, Unadjusted Death Benefit and Net Amount at Risk can be illustrated as follows. Assume that a contract under Option A has a Face Amount of $500,000 and an Accumulated Value of $100,000 and, therefore, an Unadjusted Death Benefit of $500,000 and a Net Amount at Risk of $400,000 ($500,000 - $100,000). If the
Death Benefit Option is changed from Option A to Option B, the Face Amount will decrease from $500,000 to $400,000 and the Unadjusted Death Benefit and Net Amount at Risk would remain the same. The decrease will apply to Basic Coverage and Additional Coverage in the order described under "Ability to
Adjust Face Amount - Decreases" on page     .  Assume that a contract under
Option B has a Face Amount of $500,000 and an Accumulated Value of $50,000 and, therefore, the Unadjusted Death Benefit is $550,000 ($500,000 + $50,000) and the Net Amount at Risk is $500,000 ($550,000 - $50,000). If the Death Benefit Option is changed from Option B to Option A, the Face Amount will increase to $550,000, and the Unadjusted Death Benefit and Net Amount at Risk would remain the same. The $50,000 increase in Face Amount will be Basic Coverage.

         If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Code for life insurance, National Life will not effect the change.

         A change in the Death Benefit Option may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page ___.)

         How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Accumulated Value in the following circumstances. The Death Benefit under Option A will vary with the Accumulated Value whenever the specified percentage of Accumulated Value exceeds the Face Amount of the Policy.

The Death Benefit under Option B will always vary with the Accumulated Value because the Unadjusted Death Benefit equals the greater of (a) the Face Amount plus the Accumulated Value and (b) the Accumulated Value multiplied by the specified percentage.

ABILITY TO ADJUST FACE AMOUNT

         Subject to certain limitations, an Owner may generally, at any time after the first Policy Year, increase or decrease the Policy's Face Amount by submitting a written application to National Life. The effective date of an increase will be the Monthly Policy Date on or next following National Life's approval of the request, and the effective date of a decrease is the Monthly Policy Date on or next following the date that National Life receives the written request. An increase or decrease in Face Amount may have federal tax consequences. (See "Tax Treatment Of Policy Benefits," Page ___.) The effect of changes in Face Amount on Policy charges, as well as other considerations, are described below.


         Increase. A request for an increase in Face Amount may not be for less than $50,000, or such lesser amount required in a particular state.
   The Owner may not increase the Face Amount after the older of the two Insureds' Attained Age 90 or if the Joint Age is greater than 90. To obtain the increase, the Owner must submit an application for the increase and provide evidence satisfactory to National Life of both Insureds' insurability. The increase may be either an addition of Basic Coverage or Additional Coverage. An increase in Basic Coverage will result in increased Surrender Charges. An increase in Basic Coverage will also begin a new ten year period for purposes of applying the Monthly Administrative Charge to the new amount of Basic Coverage. If an increase in Basic Coverage would move the Policy into a new size band for purposes of the Variable Account Charge, the Variable Account Charge percentage rate may be reduced as a result of the increase. In the event that an increase simultaneously adds both Basic Coverage and Additional Coverage, the Basic Coverage is assumed to have been added first.


         On the effective date of an increase, and taking the increase into account, the Cash Surrender Value must be equal to the Monthly Deductions then due, and the Surrender Charge associated with the increase, in the case of an increase in Basic Coverage. If the Cash Surrender Value is not sufficient, the increase will not take effect until the Owner makes a sufficient additional premium payment to increase the Cash Surrender Value.

         An increase in the Face Amount will generally affect the total Net Amount at Risk which will increase the monthly Cost of Insurance Charges.
   In addition, the Insureds may be in different Rate Classes as to the increase in insurance coverage. An increase in premium payment or frequency may be appropriate after an increase in Face Amount. (See "Cost of Insurance Charge," Page ___.)


         After an increase, part of the Net Amount at Risk will be attributable to the initial coverage under the Policy and part will be attributable to the increase. For purposes of allocating Accumulated Value to each coverage to determine the Net Amount at Risk and Cost of Insurance Charge by coverage segment, the Accumulated Value is first considered part of the initial segment. If the Accumulated Value exceeds the initial segment's Face Amount, then it is allocated to increases in Face Amount in the order that such increases took effect.


         Decrease. The amount of the Face Amount after a decrease cannot be less than 75% of the largest Face Amount in force at any time in the twelve months immediately preceding National Life's receipt of the request. The Basic Coverage after any decrease may not be less than the Minimum Basic Coverage Amount, which is currently $100,000. To the extent a decrease in the Face Amount could result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Code, National Life will not effect the decrease.

         A decrease in the Face Amount generally will decrease the total Net Amount at Risk, which will decrease an Owner's monthly Cost of Insurance Charges. If a decrease in Basic Coverage would move the Policy into a new size band for purposes of the Variable Account Charge, the Variable Account Charge percentage rate may be increased as a result of the decrease.


         For purposes of determining the Monthly Deductions, any decrease in the Face Amount will reduce the Face Amount in the following order: (a) the increase in Face Amount provided by the most recent increase; (b) the next most recent increases, in inverse chronological order; and (c) the Initial Face Amount. If an increase involved the simultaneous addition of Basic Coverage, Additional Coverage and Face Amount added through the operation of the Automatic Increase Rider, a decrease in the Face Amount will reduce automatic increase first, the Additional Coverage second, and then the Basic Coverage.


HOW THE DURATION OF THE POLICY MAY VARY

         The Policy will remain in force as long as the Cash Surrender Value of the Policy is sufficient to pay the Monthly Deductions and the charges under the Policy. When the Cash Surrender Value is insufficient to pay the charges and the Grace Period expires without an adequate premium payment by the Owner, the Policy will lapse and terminate without value. Notwithstanding the foregoing, during the first five Policy Years the Policy will not lapse if, as of the Monthly Policy Date that the Cash Surrender Value of the Policy first becomes insufficient to pay the charges, the Cumulative Minimum Monthly Premium has been paid. The Owner has certain rights to reinstate the Policy, if it should lapse. (See "Reinstatement," Page ___.)


         In addition, an optional Guaranteed Death Benefit Rider is available which will guarantee that the Policy will not lapse prior to a time specified in such Rider, regardless of investment performance, if the Cumulative Guarantee Premium has been paid as of each Monthly Policy Date.


ACCUMULATED VALUE

         The Accumulated Value is the total amount of value held under the Policy at any time. It is equal to the sum of the Policy's values in the Variable Account and the Fixed Account. The Accumulated Value minus any applicable Surrender Charge, and minus any outstanding Policy loans and accrued interest, is equal to the Cash Surrender Value. There is no guaranteed minimum for the portion of the Accumulated Value in any of the Subaccounts of the Variable Account and, because the Accumulated Value on any future date depends upon a number of variables, it cannot be predetermined.


         The Accumulated Value and Cash Surrender Value will reflect the Net Premiums paid, investment performance of the chosen Subaccounts of the Variable Account, the crediting of interest on non-loaned Accumulated Value in the Fixed Account and amounts held as Collateral in the Fixed Account, any transfers, any Withdrawals, any loans, any loan repayments, and charges assessed in connection with the Policy.


         Determination of Number of Units for the Variable Account. Amounts allocated, transferred or added to a Subaccount of the Variable Account under a Policy are used to purchase units of that Subaccount; units are redeemed when amounts are deducted, transferred or withdrawn. The number of units a Policy has in a Subaccount equals the number of units purchased minus the number of units redeemed up to such time. For each Subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.

         Determination of Unit Value. The unit value of a Subaccount is equal to the unit value on the immediately preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount on that Valuation Day.

         Net Investment Factor. Each Subaccount of the Variable Account has its own Net Investment Factor. The Net Investment Factor measures the daily investment performance of the Subaccount. The factor will increase or decrease, as appropriate, to reflect net investment income and capital gains or losses, realized and unrealized, for the securities of the underlying portfolio or series.

         Calculation of Accumulated Value. The Accumulated Value is determined first on the Date of Issue and thereafter on each Valuation Day. On the Date of Issue, the Accumulated Value will be the Net Premiums received, plus any earnings prior to the Date of Issue, less any Monthly Deductions due on the Date of Issue. On each Valuation Day after the Date of Issue, the Accumulated Value will be:

         (1) The aggregate of the values attributable to the Policy in the Variable Account, determined by multiplying the number of units the Policy has in each Subaccount of the Variable Account by such Subaccount's unit value on that date; plus

         (2) The value attributable to the Policy in the Fixed Account (See "The Fixed Account," Page ___.)

PAYMENT AND ALLOCATION OF PREMIUMS

         Issuance of a Policy. In order to purchase a Policy, an individual must make application to National Life through a licensed National Life agent who is also a registered representative of Equity Services, Inc. ("ESI") or a broker/dealer having a Selling Agreement with ESI or a broker/dealer having a Selling Agreement with such a broker/dealer. If the Minimum Initial Premium is not submitted with the application, it must be submitted when the Policy is delivered. Prior to the Issue Date, National Life will accept amounts less than the Minimum Initial Premium as long as they are at least equal to the Minimum Monthly Premium. If the amount paid by the Issue Date is not at least the Minimum Initial Premium, then all premiums paid will be refunded, and the Policy will not be issued. If the first premium is submitted when the Policy is delivered, and the premium is less than the Minimum Initial Premium, the balance of the Minimum Initial Premium must be received within five days, or all premiums will be refunded. The minimum amount of Basic Coverage of a Policy under National Life's rules is $100,000.


         National Life reserves the right to revise its rules from time to time to specify a different minimum amount of Basic Coverage for subsequently issued Policies. A Policy will be issued only on two Insureds each of whom has an Issue Age from 0 to 90 and whose Joint Age is from 15 to 90, and who provide National Life with satisfactory evidence of insurability.
   Acceptance is subject to National Life's underwriting rules. National Life reserves the right to reject an application for any reason permitted by law.
   (See "Cost of Insurance Rate", Page     , and "Distribution of Policies,"
   Page ___.)


         From the time the application for a Policy is signed until the time the Policy is issued, an applicant can, subject to National Life's underwriting rules, obtain temporary survivorship insurance protection, pending issuance of the Policy, by answering "no" with respect to both Insureds to the Health Questions of the Receipt & Temporary Life Insurance Agreement and submitting (a) a complete Application including any medical questionnaire required, and (b) payment of the Minimum Monthly Premium.

         The amount of coverage under the Receipt & Temporary Life Insurance Agreement is the lesser of the Face Amount applied for or $1,000,000 ($100,000 in the case that the younger of the two proposed Insureds is age 70 or over). Coverage under the agreement will end on the earliest of (a) the 90th day from the date of the agreement; (b) the date that insurance takes effect under the Policy; (c) the date a policy, other than as applied for, is offered to the Applicant; (d) three days from the date National Life mails a notice of termination of coverage; (e) the time the Applicant first learns that the Company has terminated the temporary life insurance; or (f) the time the Applicant withdraws the application for life insurance.

         National Life will offer a one time credit to Home Office employees who purchase a Policy, as both Owner and one of the two Insureds. This one time credit will be 50% of the Target Premium on the Policy. The amount of the credit will be added to the initial premium payment submitted by the Owner. Thus, the credit will be included in premium payments for purposes of calculating and deducting the Premium Tax Charge. If the Policy is surrendered, the credit will not be recaptured by National Life. The amount of the credit will not be included for purposes of calculating agent compensation for the sale of the Policy.


         Amount and Timing of Premiums. Each premium payment must be at least $100. Subject to certain limitations described below, an Owner has considerable flexibility in determining the amount and frequency of premium payments.

         At the time of application, each Owner will select a Planned Periodic Premium schedule, based on a periodic billing mode of annual, semi-annual, or quarterly payments. The Owner may request National Life to send a premium reminder notice at the specified interval. The Owner may change the Planned Periodic Premium frequency and amount. Also, under a "Check-O-Matic" plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being "billed." National Life may allow, in certain situations, Check-O-Matic or group billing payments of less than $100. National Life reserves the right to require that Check-O-Matic be set up for at least the Minimum Monthly Premium.

         The Owner is not required to pay the Planned Periodic Premiums in accordance with the specified schedule. The Owner may pay premiums in any amount (subject to the $100 minimum and the limitations described in the next section), frequency and time period. Payment of the Planned Periodic Premiums will not, however, guarantee that the Policy will remain in force (except that if such premiums are at least equal to the Cumulative Minimum Monthly Premium, then the Policy will remain in force for at least 5 years, or for the period covered by the Guaranteed Death Benefit Rider if such Rider is purchased and premiums equal to or greater than the Cumulative Guarantee Premium have been paid). Instead, the duration of the Policy depends upon the Policy's Cash Surrender Value. Thus, even if Planned Periodic Premiums are paid, the Policy will lapse whenever the Cash Surrender Value is insufficient to pay the Monthly Deductions and any other charges under the Policy and if a Grace Period expires without an adequate payment by the Owner (unless the Policy is in its first five years, or the Guaranteed Death Benefit Rider has been purchased and remains applicable, so long as the Cumulative Minimum Monthly Premium, or the Cumulative Guarantee Premium, respectively, has been paid).

         Any payments made while there is an outstanding Policy loan will be applied as premium payments rather than loan repayments, unless National Life is notified in writing that the amount is to be applied as a loan repayment.
No premium payments may be made after the younger of the Insureds reaches Attained Age 100. However, loan repayments will be permitted after the younger of the Insureds Attained Age 100.

         Higher premium payments under Death Benefit Option A, until the applicable percentage of Accumulated Value exceeds the Face Amount, will generally result in a lower Net Amount at Risk, and lower Cost of Insurance Charges against the Policy. Conversely, lower premium payments in this situation will result in a higher Net Amount at Risk, which will result in higher Cost of Insurance Charges under the Policy.

         Under Death Benefit Option B, until the applicable percentage of Accumulated Value exceeds the Face Amount plus the Accumulated Value, the level of premium payments will not affect the Net Amount at Risk. (However, both the Accumulated Value and Death Benefit will be higher if premium payments are higher, and lower if premium payments are lower.)

         Under either Death Benefit Option, if the Unadjusted Death Benefit is the applicable percentage of Accumulated Value, then higher premium payments will result in a higher Net Amount at Risk, and higher

Cost of Insurance Charges. Lower premium payments will result in a lower Net Amount at Risk, and lower Cost of Insurance Charges.

         Premium Limitations. With regard to a Policy's inside build up, the Code provides for exclusion of the Death Benefit from gross income if total premium payments do not exceed certain stated limits. In no event can the total of all premiums paid under a Policy exceed such limits. If at any time a premium is paid which would result in total premiums exceeding such limits, National Life will only accept that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy. The excess will be promptly refunded, and in the cases of premiums paid by check, after such check has cleared. If there is an outstanding loan on the Policy, the excess may instead be applied as a loan repayment. Even if total premiums were to exceed the maximum premium limitations established by the Code, the excess of (a) a Policy's Unadjusted Death Benefit over (b) the Policy's Cash Surrender Value plus outstanding Policy loans and accrued interest, would still generally be excludable from gross income under the Code.

         The maximum premium limitations set forth in the Code depend in part upon the amount of the Unadjusted Death Benefit at any time. As a result, any Policy changes which affect the amount of the Unadjusted Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations. To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, National Life will not effect such change. (See "Federal Income Tax Considerations," Page ___.)


         Unless the Insureds provide satisfactory evidence of insurability, National Life reserves the right to limit the amount of any premium payment if it increases the Unadjusted Death Benefit more than it increases the Accumulated Value. However, premiums will not be limited to the extent that they are Planned Periodic Premiums.


         Allocation of Net Premiums. The Net Premium equals the premium paid less the Premium Expense Charge. In the application for the Policy, the Owner will indicate how Net Premiums should be allocated among the Subaccounts of the Variable Account and/or the Fixed Account. These allocations may be changed at any time by the Owner by written notice to National Life at its Home Office, or if the telephone transaction privilege has been elected, by telephone instructions (See "Telephone Transaction Privilege," Page ___.) The percentages of each Net Premium that may be allocated to any Subaccount must be in whole numbers of not less than 5%, and the sum of the allocation percentages must be 100%. Except in the circumstances described in the following paragraph, National Life will allocate the Net Premiums as of the Valuation Date it receives such premium at its Home Office, based on the allocation percentages then in effect.

         Any portion of the Initial Premium and any subsequent premiums received by National Life before the end of the free-look period which are to be allocated to the Variable Account will be allocated to the Money Market Subaccount. For this purpose, National Life will assume that the free-look period will end 20 days after the date the Policy is issued. On the first Valuation Date following 20 days after issue of the Policy, National Life will allocate the amount in the Money Market Subaccount to each of the Subaccounts selected in the application based on the proportion that the allocation percentage set forth in the application for such Subaccount bears to the sum of the Variable Account premium allocation percentages then in effect.

         For example, assume a Policy was issued with Net Premiums to be allocated 25% to the Managed Subaccount, 25% to the Bond Subaccount and 50% to the Fixed Account. During the period stated above, 50% (25% + 25%) of the Net Premiums will be allocated to the Money Market Subaccount. At the end of such period, 50% (25% / 50%) of the amount in the Money Market Subaccount will be transferred to the Managed Subaccount and 50% to the Bond Subaccount.

         The values of the Subaccounts will vary with their investment experience and the Owner bears the entire investment risk. Owners should periodically review their allocation percentages in light of market conditions and the Owner's overall financial objectives.

         Transfers. The Owner may transfer the Accumulated Value between and among the Subaccounts of the Variable Account and the Fixed Account by making a written transfer request to National Life, or if the telephone transaction privilege has been elected, by telephone instructions to National Life. (See "Telephone Transaction Privilege," Page ___.) Transfers between and among the Subaccounts of the Variable Account and the Fixed Account are made as of the Valuation Day that the request for transfer is received at the Home Office.
The Owner may, at any time, transfer all or part of the amount in one of the Subaccounts of the Variable Account to another Subaccount and/or to the Fixed Account. (For transfers from the Fixed Account to the Variable Account, see "Transfers from Fixed Account," Page ___.)


         Currently an unlimited number of transfers is permitted without charge, and National Life has no current intent to impose a transfer charge in the foreseeable future. However, National Life reserves the right, upon prior notice to Policy Owners, to change this policy so as to deduct a $25 transfer charge from each transfer in excess of the twelfth transfer during any one Policy Year. All transfers requested during one Valuation Period are treated as one transfer transaction. If a transfer charge is adopted in the future, transfers resulting from Policy loans, the operation of the dollar cost averaging or portfolio rebalancing features, the exercise of Special Transfer Rights (see "Policy Rights - Special Transfer Rights," Page ___), and the reallocation from the Money Market Subaccount following the 10-day period after the Date of Issue, will not be subject to a transfer charge and will not count against the twelve free transfers in any Policy Year. Under present law, transfers are not taxable transactions.



         Policy Lapse. The failure to make a premium payment will not itself cause a Policy to lapse. Lapse will only occur when the Cash Surrender Value is insufficient to cover the Monthly Deductions and other charges under the Policy and the Grace Period expires without a sufficient payment. During the first five Policy Years, the Policy will not lapse so long as the Cumulative Minimum Monthly Premium has been paid, regardless of whether the Cash Surrender Value is sufficient to cover the monthly Deductions and other charges. In addition, if the Owner has elected at issue the Guaranteed Death Benefit Rider, and has paid the Cumulative Guarantee Premium as of each Monthly Policy Date, the Policy will not lapse, either prior to the end of the year that the younger Insured attains Age 80 or for the entire lifetimes of the two Insureds, whichever is elected by the Owner, regardless of whether the Cash Surrender Value is sufficient to cover the Monthly Deductions. (See "Optional Benefits - Guaranteed Death Benefit," Page ___.)


         The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by National Life. The Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period. In order to prevent lapse, the Owner must during the Grace Period make a premium payment equal to the sum of any amount by which the past Monthly Deductions have been in excess of Cash Surrender Value, plus three times the Monthly Deduction due the date the Grace Period began. The notice sent by National Life will specify the payment required to keep the Policy in force. Failure to make a payment at least equal to the required amount within the Grace Period will result in lapse of the Policy without value.

         Reinstatement. A Policy that lapses without value may be reinstated at any time within five years (or longer period required in a particular state) after the beginning of the Grace Period by submitting evidence of both Insureds' insurability satisfactory to National Life and payment of an amount sufficient to provide for two times the Monthly Deduction due on the date the Grace Period began plus three times the Monthly Deduction due on the effective date of reinstatement, which is, unless otherwise required by state law, the Monthly Policy Date on or next following the date the reinstatement application is approved. Upon reinstatement, the Accumulated Value will be based upon the premium paid to reinstate the Policy and the Policy will be reinstated with the same Date of Issue as it had prior to the lapse. Neither the five year no lapse guarantee nor the Death Benefit Guarantee Rider may be reinstated.

         Specialized Uses of the Policy. Because the Policy provides for an accumulation of cash value as well as a death benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of Subaccounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Accumulated Value or Cash Surrender Value to fund the purpose for which the Policy was purchased. Withdrawals and Policy loans may significantly affect current and future Accumulated Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Subaccount investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. (See "Federal Income Tax Considerations," Page ___.)


                             CHARGES AND DEDUCTIONS



         Charges will be deducted in connection with the Policy to compensate National Life for (a) providing the insurance and other benefits set forth in the Policy; (b) issuing and administering the Policy; (c) assuming certain mortality and other risks in connection with the Policy; and (d) incurring expenses in distributing the Policy including costs associated with printing prospectuses and sales literature and sales compensation. National Life may realize a profit from any charges. Any such profit may be used for any purpose, including payment of distribution expenses.


PREMIUM EXPENSE CHARGE

         The Premium Expense Charge consists of two portions. The first is that a deduction of 3.40% of the premium will be made from each premium payment prior to allocation of Net Premiums, to cover state premium taxes and the federal DAC Tax.

         The federal DAC Tax is a tax attributable to certain "policy acquisition expenses" under Section 848 of the Code. Section 848 in effect accelerates the realization of income National Life receives from the Policies, and therefore the payment of federal income taxes on that income. The economic consequence of Section 848 is, therefore, an increase in the tax burden borne by National Life that is attributable to the Policies.

         The Premium Expense Charge will also include, during the first 10 Policy Years, a deduction of 7.0% of the premium up to the Target Premium, and 4.0% of premium in excess of the Target Premium, from each premium payment prior to allocation of Net Premiums, to compensate National Life for the expenses incurred in distributing the Policies, including commissions to selling agents. National Life reserves the right to increase the the charge for premiums in excess of the Target Premium from 4.0% to 5.0% of such premiums. National Life currently intends to reduce this deduction from premiums paid after the tenth Policy Anniversary to 4.0% of all premiums, although it reserves the right to make a deduction of up to the maximum permitted during the first ten years.

SURRENDER CHARGE


         A Surrender Charge is imposed if the Policy is surrendered or lapses at any time before the end of the tenth Policy Year, or the ten years after an increase in the Basic Coverage. The Surrender Charge rate depends on the Joint Age at issue or at the time of increase in Basic Coverage. The initial Surrender Charge per $1,000 of Basic Coverage is shown in Appendix B to this Prospectus. The Surrender Charge will be level for up to five years, and then decline each month by one sixtieth of the initial Surrender Charge until it is zero at the beginning of Policy Year 11, or at the beginning of the eleventh year after the date of an increase in Basic Coverage (or, for those cases in which the level Surrender Charge period is less than five years from the Date of Issue or the effective date of the increase, declining each month by an amount equal to the initial Surrender Charge multiplied by a fraction of which the numerator is one and the denominator is the number of months from the end of the level Surrender Charge period to the beginning of Policy Year 11, or the beginning of the eleventh year from the effective date of the increase). The Surrender Charge will not decrease in the event of a decrease in Basic Coverage. The actual Surrender Charge for your Policy will be stated in the Policy.


MONTHLY DEDUCTIONS

         Charges will be deducted from the Accumulated Value on the Date of Issue and on each Monthly Policy Date. The Monthly Deduction consists of four components - (a) the Cost of Insurance Charge, (b) the Variable Account Charge,
(c) the Monthly Administrative Charge, and (d) the cost of any additional benefits provided by Rider. Because portions of the Monthly Deduction, such as the Cost of Insurance Charge, can vary from Policy Month to Policy Month, the Monthly Deduction may vary in amount from Policy Month to Policy Month. The Monthly Deduction will be deducted on a pro rata basis from the Subaccounts of the Variable Account and the Fixed Account, unless the Owner has elected at the time of application, or later requests in writing, that the Monthly Deduction be made from the Money Market Subaccount. If a Monthly Deduction cannot be made from the Money Market Subaccount, where that has been elected, the amount of the deduction in excess of the Accumulated Value available in the Money Market Subaccount will be made on a pro rata basis from Accumulated Value in the Subaccounts of the Variable Account and the Fixed Account.

         Cost of Insurance Charge. Because the Cost of Insurance Charge depends upon several variables, the cost for each Policy Month can vary. National Life will determine the monthly Cost of Insurance Charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each Policy Month.

         The Net Amount at Risk on any Monthly Policy Date is the amount by which the Unadjusted Death Benefit on that Monthly Policy Date, adjusted by a factor, exceeds the Accumulated Value. This factor is 1.00327234, and is used to reduce the Net Amount at Risk, solely for purposes of computing the Cost of Insurance Charge, by taking into account assumed monthly earnings at an annual rate of 4%. The Net Amount at Risk is determined separately for the Initial Face Amount and any increases in Face Amount. In determining the Net Amount at Risk for each increment of Face Amount, the Accumulated Value is first considered part of the Initial Face Amount. If the Accumulated Value exceeds the Initial Face Amount, it is considered as part of any increases in Face Amount in the order such increases took effect.


         If the Policy includes Basic Coverage, Additional Coverage and coverage added through the operation of the Automatic Increase Rider, the Net Amount at Risk is separated into portions applicable to each type of coverage. For this purpose, Accumulated Value is applied against Basic Coverage first, Additional Coverage second and automatic increase third if they began
simultaneously.   Any change in the Net Amount at Risk will affect the total
Cost of Insurance Charges paid by the Owner.


         A cost of insurance rate is also determined separately for the Initial Face Amount and any increases in Face Amount. In calculating the Cost of Insurance Charge, a rate based on the Rate Classes of the two Insureds on the Date of Issue is applied to the Net Amount at Risk for the Initial Face Amount. For each increase in Face Amount, a rate based on the Rate Classes of the two Insureds applicable at the time of the increase is used. If, however, the Unadjusted Death Benefit is calculated as the Accumulated Value times the specified percentage, the rate based on the Rate Classes for the Initial Face Amount will be used for the amount of the Unadjusted Death Benefit in excess of the total Face Amount. Again, if any time segment includes both Basic Coverage and Additional Coverage, separate cost of insurance rates are applied to each type of coverage.

         Cost of Insurance Rate. The guaranteed maximum cost of insurance rates are set forth in the Policy, and will depend on each Insured's Issue Age, sex, substandard or uninsurable status, the coverage's Duration, and the 1980 Commissioners Standard Ordinary Mortality Table. Guaranteed maximum cost of insurance rates will also vary depending on whether the coverage is Basic Coverage or Additional Coverage, with higher rates being applicable to Additional Coverage. The actual cost of insurance rates used ("current rates") will depend on each Insured's Issue Age, sex, and Rate Class, as well as the coverage's Duration, and whether the coverage is Basic Coverage or Additional Coverage (however, current rates applicable to Additional Coverage may be higher or lower than for Basic Coverage). National Life periodically reviews the adequacy of its current cost of insurance rates and may adjust their level. However, they will never exceed guaranteed maximum cost of insurance rates. Any change in the current cost of insurance rates will apply to all sets of persons of the same Issue Ages, sexes, and Rate Classes, and with coverages of the same Duration.


         Rate Class. The Rate Classes of the two Insureds will affect the current cost of insurance rates. National Life currently places Insureds into preferred nonsmoker, nonsmoker, preferred smoker, smoker, substandard, and uninsurable classes. Smoker, substandard, and uninsurable classes reflect higher mortality risks. In an otherwise identical Policy, Insureds in a preferred or standard class will have a lower Cost of Insurance Charge than Insureds in a substandard class with higher mortality risks. Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers. Classification of an Insured as substandard or uninsurable will also affect the guaranteed cost of insurance rates.


         Variable Account Charge. The Variable Account Charge varies by the amount of Basic Coverage in the Policy. It is a percentage of the Accumulated Value in the Variable Account, and does not apply to Accumulated Value in the Fixed Account. During the first 10 Policy Years, for Policies with Basic Coverage less than $1,000,000, the current annual charge is 0.90%; for Policies with Basic Coverage from $1,000,000 to $2,999,999, the current annual charge is 0.80%, and for Policies with Basic Coverage of $3 million or more, the current annual charge is 0.75%. In all cases, National Life reserves the right to increase this charge to an amount not to exceed 0.90%. For years after Policy Year 10, National Life currently intends to reduce this charge to the following rates: for Polices with Basic Coverage of less than $1,000,000, an annual charge of 0.35%; for Policies with Basic Coverage from $1,000,000 to $2,999,999, an annual charge of 0.30%, and for Policies with Basic Coverage of $3 million or more, an annual charge of 0.25%. However, National Life reserves the right to continue to charge a Variable Account Charge in an annual amount up to 0.90% in years after Policy Year 10.



         Monthly Administrative Charge.   The amount of the Monthly
Administrative Charge during the first ten Policy Years is $15.00, plus $0.08 per $1000 of Basic Coverage (less for Joint Ages of 38 or less). The per $1000 portion of this charge during the first ten Policy Years will be increased by $.005 per $1000 of Basic Coverage for each Insured who is a smoker. National Life classifies all nicotine users as smokers, including cigarette, cigar, pipe, chewing tobacco, snuff, nicotine patches and nicotine gum.



         After the first ten Policy Years, National Life currently intends to charge a Monthly Administrative Charge in the amount of $7.50, with no additional amount per $1000 of Basic Coverage, and during this period the Monthly Administrative Charge is guaranteed not to exceed $15.00, plus $0.08 per $1000 of Basic Coverage plus $0.005 per $1000 of Basic Coverage for each Insured who is a smoker. In addition, the $0.08 per $1000 of Basic Coverage portion of the Monthly Administrative Charge will apply to increases in Basic Coverage for 10 years after an increase in Basic Coverage.


         Optional Benefit Charges. The Monthly Deduction will include charges for any additional benefits added to the Policy. The monthly charges will be specified in the applicable Rider. The available Riders are listed under "Optional Benefits," on Page ___ below.

WITHDRAWAL CHARGE

         At the time of a Withdrawal, National Life will assess a charge equal to the lesser of 2% of the Withdrawal amount and $25. This Withdrawal Charge will be deducted from the Withdrawal amount.

TRANSFER CHARGE

         Currently, unlimited transfers are permitted among the Subaccounts, or from the Variable Account to the Fixed Account, and transfers from the Fixed Account to the Variable Account are permitted within the limits described on Page ___, in each case without charge. National Life has no present intention to impose a transfer charge in the foreseeable future. However, National Life reserves the right to impose in the future a transfer charge of $25 on each transfer in excess of twelve transfers in any Policy Year. The Transfer Charge would be imposed to compensate National Life for the costs of processing such transfers, and would not be designed to produce a profit.

         If imposed, the transfer charge will be deducted from the amount being transferred. All transfers requested on the same Valuation Day are treated as one transfer transaction. Any future transfer charge will not apply to transfers resulting from Policy loans, the exercise of special transfer rights, the initial reallocation of account values from the Money Market Subaccount to other Subaccounts, and any transfers made pursuant to the Dollar Cost Averaging and Portfolio Rebalancing features. These transfers will not count against the twelve free transfers in any Policy Year.

PROJECTION REPORT CHARGE

         National Life may impose a charge for each projection report requested by the Owner. This report will project future values and future Death Benefits for the Policy. National Life will notify the Owner in advance of the amount of the charge, and the Owner may elect to pay the charge in advance. If not paid in advance, this charge will be allocated among and deducted from the Subaccounts of the Variable Account and/or the Fixed Account in proportion to their respective Accumulated Values on the date of the deduction.

OTHER CHARGES


         The Variable Account purchases shares of the Funds at net asset value. The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Funds' Portfolios. The fees and expenses for the Funds and their Portfolios are described briefly in connection with a general description of each Fund, and historical expense ratio information for the Funds is presented in the "Summary of Policy Expenses"
section on page         above.  More detailed information is contained in the
Funds Prospectuses which are attached to or accompany this Prospectus.



                                 POLICY RIGHTS

LOAN PRIVILEGES

         General. The Owner may at any time after the first anniversary of the Date of Issue (and during the first year where required by law) borrow money from National Life using the Policy as the only security for the loan. The Owner may obtain Policy loans while the Policy is in force in an amount not exceeding the Policy's Cash Surrender Value on the date of receipt of the loan request, minus three times the Monthly Deduction for the most recent Monthly Policy Date. However, for Policies which have elected the Guaranteed Death Benefit Rider, if the Owner obtains a Policy loan in excess of the cumulative premiums paid minus the Cumulative Guarantee Premium, then the Guaranteed Death Benefit Rider will enter a lapse pending notification period. This means that the Guaranteed Death Benefit Rider (but not the Policy itself) will lapse if a sufficient premium is not paid within the 61-day lapse pending notification period.

         While either Insured is living, the Owner may repay all or a portion of a loan and accrued interest. Loans may be taken by making a written request to National Life at its Home Office, or, if the telephone transaction privilege has been elected, by providing telephone instructions to National Life at its Home Office. Loan proceeds will be paid within seven days of a valid loan request. (See "Telephone Transaction Privilege," Page ___.) National Life limits the amount of a Policy loan taken pursuant to telephone instructions to $25,000.


         Interest Rate Charged. The interest rate charged on Policy loans will be at the fixed rate of 6% per year. At the end of the Policy Year, the loan interest will be added to the loan balance. Any payments made by the Owner to cover loan interest will be used to reduce the amount of the Policy loan.



         Allocation of Loans and Collateral. When a Policy loan is taken, Accumulated Value is held in the Fixed Account as Collateral for the Policy loan. Accumulated Value is taken from the Subaccounts of the Variable Account based upon the instructions of the Owner at the time the loan is taken. If specific allocation instructions have not been received from the Owner, the Policy loan will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Variable Account. If the Accumulated Value in one or more of the Subaccounts is insufficient to carry out the Owner's instructions, the loan will not be processed until further instructions are received from the Owner. Non-loaned Accumulated Value in the Fixed Account will become Collateral for a loan only to the extent that the Accumulated Value in the Variable Account is insufficient. Loan interest will be allocated among and transferred first from the Subaccounts of the Variable Account in proportion to the Accumulated Values held in the Subaccounts, and then from the non-loaned portion of the Fixed Account.



         The Collateral for a Policy loan will initially be the loan amount. Loan interest will be added to the Policy loan. National Life will take additional Collateral for such loan interest so added pro rata from the Subaccounts of the Variable Account, and then, if the amounts in the Variable Account are insufficient, from the non-loaned portion of the Fixed Account, and hold the Collateral in the Fixed Account. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including interest added to the loan balance) minus any loan repayments.


         Interest Credited to Amounts Held as Collateral. As long as the Policy is in force, National Life will credit the amount held in the Fixed Account as Collateral with interest at effective annual rates it determines, but not less than 4% or such higher minimum rate required under state law. The rate will apply to the calendar year which follows the date of determination.


         Preferred Policy Loans. National Life currently intends, but is not obligated to continue, to make preferred Policy loans available at the beginning of Policy Year 11. At such time the rate of interest charged on all loans will be 4.25%, and amounts held as Collateral in the Fixed Account will be credited with interest at an annual rate of 4.0%. National Life is not obligated to continue to make preferred loans available, and will make such loans available in its sole discretion. Preferred loans may not be treated as indebtedness for federal income tax purposes.


         Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Accumulated Value and the Cash Surrender Value, and may permanently affect the Death Benefit under the Policy. The effect on the Accumulated Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Accumulated Value in the Fixed Account not held as Collateral is less than or greater than the interest being credited on the amounts held as Collateral in the Fixed Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate on Collateral is less than the investment experience of assets held in the Variable Account and interest credited to the Accumulated Value in the Fixed Account not held as Collateral. The longer a loan is outstanding, the greater the effect a Policy loan is likely to have. The Death Benefit will be reduced by the amount of any outstanding Policy loan.

         Loan Repayments. National Life will assume that any payments made while there is an outstanding loan on the Policy are premium payments, rather than loan repayments, unless it receives written instructions that a payment is a loan repayment. In the event of a loan repayment, the amount held as Collateral in the Fixed Account will be reduced by an amount equal to the repayment, and such amount will be transferred to the Subaccounts of the Variable Account and to the non-loaned portion of the Fixed Account based on the Net Premium allocations in effect at the time of the repayment.

         Lapse With Loans Outstanding. The amount of an outstanding loan under a Policy plus any accrued interest on outstanding loans is not part of Cash Surrender Value. Therefore, the larger the amount of an outstanding loan, the more likely it is that the Policy could lapse. (See "How the Duration of the Policy May Vary," Page ___ and "Policy Lapse," Page ___.) In addition, if the Policy is not a Modified Endowment Policy, lapse of the Policy with outstanding loans may result in adverse federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page ___.)

         Tax Considerations. Any loans taken from a "Modified Endowment Contract" will be treated as a taxable distribution. In addition, with certain exceptions, a 10% additional income tax penalty will be imposed on the portion of any loan that is included in income. (See "Distributions from Policies Classified as Modified Endowment Contracts," Page ___.)

SURRENDER PRIVILEGE

         At any time before the death of the last to die of the two Insureds, the Owner may surrender the Policy for its Cash Surrender Value. The Cash Surrender Value is the Accumulated Value minus any Policy loan and accrued interest and less any applicable Surrender Charge. The Cash Surrender Value will be determined by National Life on the Valuation Day it receives, at its Home Office, a written surrender request signed by the Owner, and the Policy.
A surrender may not be requested over the telephone. Coverage under the Policy will end on the day the Owner mails or otherwise sends the written surrender request and the Policy to National Life. Surrender proceeds will ordinarily be mailed by National Life to the Owner within seven days of receipt of the request. (See "Other Policy Provisions - Payment of Policy Benefits", Page ___.)

         A surrender may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page ___.

WITHDRAWAL OF CASH SURRENDER VALUE

         At any time before the death of the last to die of the two Insureds and after the first Policy Anniversary, the Owner may withdraw a portion of the Policy's Cash Surrender Value. The minimum amount which may be withdrawn is $500. The maximum Withdrawal is the Cash Surrender Value on the date of receipt of the Withdrawal request, minus three times the Monthly Deduction for the most recent Monthly Policy Date. However, for Policies which have elected the Guaranteed Death Benefit Rider, if the Owner obtains a Withdrawal in excess of the cumulative premiums paid minus the Cumulative Guarantee Premium, then the Guaranteed Death Benefit Rider will enter a lapse pending notification period. This means that the Guaranteed Death Benefit Rider (but not the Policy itself) will lapse if a sufficient premium is not paid within the 61-day lapse pending notification period.


         A Withdrawal Charge will be deducted from the amount of the Withdrawal. For a discussion of the Withdrawal Charge, see "Charges and Deductions - Withdrawal Charge" on Page ___.

         The Withdrawal will be taken from the Subaccounts of the Variable Account based upon the instructions of the Owner at the time of the Withdrawal. If specific allocation instructions have not been received from the Owner, the Withdrawal will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Variable Account. If the Accumulated Value in one or more Subaccounts is insufficient to carry out the Owner's instructions, the Withdrawal will not be processed until further instructions are received from the Owner. Withdrawals will be taken from the Fixed Account only to the extent that Accumulated Value in the Variable Account is insufficient.

         The effect of a Withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option in effect and whether the Unadjusted Death Benefit is based on the applicable percentage of Accumulated Value. (See "Death Benefit Options," Page ___.)

         Option A. The effect of a Withdrawal on the Face Amount and Unadjusted Death Benefit under Option A can be described as follows:

                 If the Face Amount divided by the applicable percentage of Accumulated Value exceeds the Accumulated Value just after the Withdrawal, a Withdrawal will reduce the Face Amount and the Unadjusted Death Benefit by the lesser of such excess and the amount of the Withdrawal.

                 For the purposes of this illustration (and the following illustrations of Withdrawals), assume that the Attained Age of the younger Insured is under 40 and there is no indebtedness. The applicable percentage is 250% for a younger Insured with an Attained Age under 40.

                 Under Option A, a contract with a Face Amount of $300,000 and an Accumulated Value of $30,000 will have an Unadjusted Death Benefit of $300,000. Assume that the Owner takes a Withdrawal of $10,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $9,975. The Withdrawal will reduce the Accumulated Value to $20,000 ($30,000 - $10,000) after the Withdrawal. The Face Amount divided by the applicable percentage is $120,000 ($300,000 / 2.50), which exceeds the Accumulated Value after the Withdrawal by $100,000 ($120,000 - $20,000). The lesser of this excess and the amount of the Withdrawal is $10,000, the amount of the Withdrawal. Therefore, the Unadjusted Death Benefit and Face Amount will be reduced by $10,000 to $290,000.

                 If the Face Amount divided by the applicable percentage of Accumulated Value does not exceed the Accumulated Value just after the Withdrawal, then the Face Amount is not reduced. The Unadjusted Death Benefit will be reduced by an amount equal to the reduction in Accumulated Value times the applicable percentage (or equivalently, the Unadjusted Death Benefit is equal to the new Accumulated Value times the applicable percentage).

                 Under Option A, a policy with a Face Amount of $300,000 and an Accumulated Value of $150,000 will have an Unadjusted Death Benefit of $375,000 ($150,000 x 2.50). Assume that the Owner takes a Withdrawal of $10,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $9,975. The Withdrawal will reduce the Accumulated Value to $140,000 ($150,000 - $10,000). The Face Amount divided by the applicable percentage is $120,000, which does not exceed the Accumulated Value after the withdrawal. Therefore, the Face Amount stays at $300,000 and the Unadjusted Death Benefit is $350,000 ($140,000 x 2.50).

         Option B. The Face Amount will never be decreased by a Withdrawal. A Withdrawal will, however, always decrease the Death Benefit.

                 If the Unadjusted Death Benefit equals the Face Amount plus the Accumulated Value, a Withdrawal will reduce the Accumulated Value by the amount of the Withdrawal and thus the Unadjusted Death Benefit will also be reduced by the amount of the Withdrawal.

                 Under Option B, a Policy with a Face Amount of $300,000 and an Accumulated Value of $90,000 will have an Unadjusted Death Benefit of $390,000 ($300,000 + $90,000). Assume the Owner takes a Withdrawal of $20,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $19,975. The Withdrawal will reduce the Accumulated Value to $70,000 ($90,000 - $20,000) and the Unadjusted Death Benefit to $370,000 ($300,000 + $70,000). The Face Amount is unchanged.

                 If the Unadjusted Death Benefit immediately prior to the Withdrawal is based on the applicable percentage of Accumulated Value, the Unadjusted Death Benefit will be reduced to equal the greater of
         (a) the Face Amount plus the Accumulated Value after deducting the amount of the Withdrawal and Withdrawal Charge and (b) the applicable percentage of Accumulated Value after deducting the amount of the Withdrawal.

                 Under Option B, a Policy with a Face Amount of $300,000 and an Accumulated Value of $210,000 will have an Unadjusted Death Benefit of $525,000 ($210,000 X 2.5). Assume the Owner takes a Withdrawal of $60,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $59,975. The Withdrawal will reduce the Accumulated Value to $150,000 ($210,000 - $60,000), and the Unadjusted Death Benefit to the greater of (a) the Face Amount plus the Accumulated Value, or $450,000 ($300,000 + $150,000) and (b) the Unadjusted Death
         Benefit based on the applicable percentage of the Accumulated Value, or $375,000 ($150,000 X 2.50). Therefore, the Unadjusted Death Benefit will be $450,000. The Face Amount is unchanged.

         Any decrease in Face Amount due to a Withdrawal will reduce Face Amount in the order described under "Ability to Adjust Face Amount - Decreases"
on page      .


         Because a Withdrawal can affect the Face Amount and the Unadjusted Death Benefit as described above, a Withdrawal may also affect the Net Amount at Risk which is used to calculate the Cost of Insurance Charge under the Policy. (See "Cost of Insurance Charge," Page ___.) Since a Withdrawal reduces the Accumulated Value, the Cash Surrender Value of the Policy is reduced, thereby increasing the likelihood that the Policy will lapse. (See "Policy Lapse," Page ___.) Also, if a Withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, National Life will not allow such Withdrawal.


         Withdrawals may be requested only by sending a written request, signed by the Owner, to National Life at its Home Office. A Withdrawal may not be requested over the telephone. A Withdrawal will ordinarily be paid within seven days of receipt at the Home Office of a valid Withdrawal request.

         A Withdrawal of Cash Surrender Value may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page ___.)

FREE-LOOK PRIVILEGE

         The Policy provides for a "free-look" period, during which the Owner may cancel the Policy and receive a refund equal to the gross premiums paid on the Policy. This free-look period ends 10 days after the Owner receives the Policy (or any longer period provided by state law). To cancel the Policy, the Owner must return the Policy to National Life or to an agent of National Life within such time with a written request for cancellation.

TELEPHONE TRANSACTION PRIVILEGE

         If the telephone transaction privilege has been elected, either on the application for the Policy or thereafter by providing a proper written authorization to National Life, an Owner may effect changes in premium allocation, transfers, and loans of up to $25,000 by providing instructions to National Life at its Home Office over the telephone. National Life reserves the right to suspend telephone transaction privileges at any time, for any reason, if it deems such suspension to be in the best interests of Policy Owners.

         National Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If National Life follows these procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. National Life may be liable for any such losses if those reasonable procedures are not followed. The procedures to be followed for telephone transfers will include one or more of the following: requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

SPECIAL TRANSFER RIGHTS

         Transfer Right for Policy. During the first two years following Policy issue, the Owner may, on one occasion, transfer the entire Accumulated Value in the Variable Account to the Fixed Account, without regard to any limits on transfers or free transfers.

         Transfer Right for Change in Investment Policy. If the investment policy of a Subaccount of the Variable Account is materially changed, the Owner may transfer the portion of the Accumulated Value in such Subaccount to another Subaccount or to the Fixed Account, without regard to any limits on transfers or free transfers.

AVAILABLE AUTOMATED FUND MANAGEMENT FEATURES

         National Life currently offers, at no charge to Owners, the following automated fund management features. Only one of these two automated fund management features may be operable at any time. National Life is not legally obligated to continue to offer these features, and although it has no current intention to do so, it may cease offering one or both such features at any time, after providing 60 days prior written notice to all Owners who are currently utilizing the features being discontinued.

         Dollar Cost Averaging. This feature permits an Owner to automatically transfer funds from the Money Market Subaccount to any other Subaccounts on a monthly basis. It may be elected at issue by marking the appropriate box on the initial application, and completing the appropriate instructions, or, after issue, by filling out similar information on a change request form and sending it to the Home Office.

         If this feature is elected, the amount to be transferred will be taken from the Money Market Subaccount and transferred to the Subaccount or Subaccounts designated to receive the funds, each month on the Monthly Policy Date (starting with the Monthly Policy Date next succeeding the date that the reallocation of the Accumulated Value out of the Money Market Subaccount and into the other Subaccounts would normally have occurred after expiration of the 10-day free look period after the Owner receives the Policy, or next succeeding the date of an election subsequent to purchase), until the amount in the Money Market Fund is depleted. The minimum monthly transfer by Dollar Cost Averaging is $100, except for the transfer which reduces the amount in the Money Market Subaccount to zero. An Owner may discontinue Dollar Cost Averaging at any time by sending an appropriate change request form to the Home Office. The dollar cost averaging feature may not be used to transfer Accumulated Value to the Fixed Account.

         This feature allows an Owner to move funds into the various investment types on a more gradual and systematic basis than the frequency on which premiums are paid. The periodic investment of the same amount will result in higher numbers of units being purchased when unit prices are lower, and lower numbers of units being purchased when unit prices are higher. This will result, over time, in a lower cost per unit than the average of the unit costs on the days on which the automated purchases are made. This technique will not, however, assure a profit or protect against a loss in declining markets. Moreover, for the dollar cost averaging technique to be effective, amounts should be available for allocation from the Money Market Subaccount through periods of low price levels as well as higher price levels.

         Portfolio Rebalancing. This feature permits an Owner to automatically rebalance the value in the Subaccounts on a quarterly, semi-annual or annual basis, based on the Owner's premium allocation percentages in effect at the time of the rebalancing. It may be elected at issue by marking the appropriate box on the initial application, or, after issue, by completing a change request form and sending it to the Home Office.

         In Policies utilizing Portfolio Rebalancing from the Date of Issue, an automatic transfer will take place which causes the percentages of the current values in each Subaccount to match the current premium allocation percentages, starting with the Monthly Policy Date three, six or twelve months after the Date of Issue, and then on each Monthly Policy Date three, six or twelve months thereafter. Policies electing Portfolio Rebalancing after issue will have the first automated transfer occur as of the Monthly Policy Date on or next following the date that the election is received at the Home Office, and subsequent rebalancing transfers will occur every three, six or twelve months from such date. An Owner may discontinue Portfolio Rebalancing at any time by submitting an appropriate change request form to the Home Office.

         In the event that an Owner changes the Policy's premium allocation percentages, Portfolio Rebalancing will automatically be discontinued unless the Owner specifically directs otherwise.

         Portfolio Rebalancing will result in periodic transfers out of Subaccounts that have had relatively favorable investment performance in relation to the other Subaccounts to which a Policy allocates premiums, and into Subaccounts which have had relatively unfavorable investment performance in relation to the other Subaccounts to which the Policy allocates premiums.

                              THE GENERAL ACCOUNT

         An Owner may allocate some or all of the Net Premiums and transfer some or all of the Accumulated Value to National Life's Fixed Account. National Life credits interest on Net Premiums and Accumulated Value allocated to the Fixed Account at rates declared by National Life (subject to a minimum guaranteed interest rate of 4%). The principal, after deductions, is also guaranteed. National Life's Fixed Account supports its insurance and annuity obligations. All assets in the Fixed Account are subject to National Life's general liabilities from business operations.

         The Fixed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940. Therefore, the Fixed Account and the interests therein are generally not subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to this account which are included in this Prospectus are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

  MINIMUM GUARANTEED AND CURRENT INTEREST RATES


         The Accumulated Value in the Fixed Account is guaranteed to accumulate at a minimum effective annual interest rate of 4%. National Life may credit the non-loaned Accumulated Value in the Fixed Account with current rates in excess of the minimum guarantee but is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since National Life, in its sole discretion, anticipates changing the current interest rate from time to time, allocations to the Fixed Account made at different times are likely to be credited with different current interest rates. An interest rate will be declared by National Life each month to apply to amounts allocated or transferred to the Fixed Account in that month. The rate declared on such amounts will remain in effect for twelve months. At the end of the 12-month period, National Life reserves the right to declare a new current interest rate on such amounts and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account on that date). Any interest credited on the amounts in the Fixed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of National Life. The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

         Amounts deducted from the non-loaned Accumulated Value in the Fixed Account for Withdrawals, Policy loans, transfers to the Variable Account, Monthly Deductions or other charges are currently, for the purpose of crediting interest, accounted for on a last in, first out ("LIFO") method.

         National Life reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than 12 months.

         Calculation of Non-loaned Accumulated Value in the Fixed Account. The non-loaned Accumulated Value in the Fixed Account at any time is equal to amounts allocated and transferred to it plus interest credited to it, minus amounts deducted, transferred or withdrawn from it.

         Interest will be credited to the non-loaned Accumulated Value in the Fixed Account on each Monthly Policy Date as follows: for amounts in the account for the entire Policy Month, from the beginning to the end of the month; for amounts allocated to the account during the prior Policy Month, from the date the Net Premium or loan repayment is allocated to the end of the month; for amounts transferred to the account during the Policy Month, from the date of transfer to the end of the month; and for amounts deducted or withdrawn from the account during the prior Policy Month, from the beginning of the month to the date of deduction or withdrawal.

TRANSFERS FROM FIXED ACCOUNT

         One transfer in each Policy Year is allowed from the amount of non-loaned Accumulated Value in the Fixed Account to any or all of the Subaccounts of the Variable Account. The amount transferred from the Fixed Account may not exceed the greater of 25% of the value of the non-loaned Accumulated Value in such account at the time of transfer, or $1000. The transfer will be made as of the Valuation Day National Life receives the written or telephone request at its Home Office.

                            OTHER POLICY PROVISIONS

         Indefinite Policy Duration. The Policy can remain in force indefinitely (in Texas and Maryland, however, the Policy matures at the younger Insured's Attained Age 100 at which time National Life will pay the Cash Surrender Value to the Owner in one sum unless a Payment Option is chosen, and the Policy will terminate). However, for a Policy to remain in force after the younger Insured reaches Attained Age 100, if the Face Amount is greater than the Accumulated Value, the Face Amount will automatically be decreased to the current Accumulated Value, and all Accumulated Value is transferred to the Fixed Account. Also, at the younger Insured's Attained Age 100 Option B automatically becomes Option A, and no premium payments are allowed after the younger Insured's Attained Age 100, although loan repayments are allowed. Monthly Deductions cease at the younger Insured's Attained Age 100. The tax treatment of a Policy's Accumulated Value after Age 100 is unclear, and the Owner may wish to discuss this treatment with a tax advisor.

         Payment of Policy Benefits.       The Owner may decide the form in
which Death Benefit proceeds will be paid. During the lifetime of either of the two Insureds, the Owner may arrange for the Death Benefit to be paid in a lump sum or under a Settlement Option. These choices are also available upon surrender of the Policy for its Cash Surrender Value. If no election is made, payment will be made in a lump sum. The Beneficiary may also arrange for payment of the Death Benefit in a lump sum or under a Settlement Option. If paid in a lump sum, the Death Benefit under a Policy will ordinarily be paid to the

Beneficiary within seven days after National Life receives proof of the death of both of the Insureds at its Home Office and all other requirements are satisfied. If paid under a Settlement Option, the Death Benefit will be applied to the Settlement Option within seven days after National Life receives proof of the death of both of the Insureds at its Home Office and all other requirements are satisfied.


         Interest at the annual rate of 4% or any higher rate declared by National Life or required by law is paid on the Death Benefit from the date National Life receives due proof of the death of the last to die of the two Insureds until payment is made.


         Any amounts payable as a result of surrender, Withdrawal, or Policy loan will ordinarily be paid within seven days of receipt of written request at National Life's Home Office in a form satisfactory to National Life.

         Generally, the amount of a payment will be determined as of the date of receipt by National Life of all required documents. However, National Life may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Subaccount's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC's rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of National Life policyholders. National Life also may defer the determination or payment of amounts from the Fixed Account for up to six months.

         National Life may postpone any payment under the Policy derived from an amount paid by check or draft until National Life is satisfied that the check or draft has been paid by the bank upon which it was drawn.

         The Contract. The Policy and a copy of the applications attached thereto are the entire contract. Only statements made in the applications can be used to void the Policy or deny a claim. The statements are considered representations and not warranties. Only one of National Life's duly authorized officers or registrars can agree to change or waive any provisions of the Policy and only in writing. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

         Ownership. The Owner is named in the application or thereafter changed. While either of the two Insureds is living, the Owner is entitled to exercise any of the rights stated in the Policy or otherwise granted by National Life. If the Owner dies before the last to die of the two Insureds, these rights will vest in the estate of the Owner, unless otherwise provided.

         Beneficiary. The Beneficiary is designated in the application for the Policy, unless thereafter changed by the Owner during the lifetime of either of
the two Insureds by written notice to National Life.    The interest of any
Beneficiary who dies before the last to die of the two Insureds shall vest in the Owner unless otherwise stated.

         Change of Owner and Beneficiary. As long as the Policy is in force, the Owner or Beneficiary may be changed by written request in a form acceptable to National Life. The change will take effect as of the date it is signed, whether or not the Insureds are living when the request is received by National Life. National Life will not be responsible for any payment made or action taken before it receives the written request.

         Split Dollar Arrangements. The Owner or Owners may enter into a Split Dollar Arrangement between each other or another person or persons whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., Cash Surrender Value or Death Benefit) are split between the parties. There are different ways of allocating such rights.

         For example, an employer and employee might agree that under a Policy on the lives of the employee and his or her spouse, the employer will pay the premiums and will have the right to receive the Cash Surrender Value. The employee may designate the Beneficiary to receive any Death Benefit in excess of the Cash Surrender Value. If the employee and his or her spouse both die while such an arrangement is in effect, the employer would receive from the Death Benefit the amount which the employer would have been entitled to receive upon surrender of the Policy and the employee's Beneficiary would receive the balance of the proceeds.

         No transfer of Policy rights pursuant to a Split Dollar Arrangement will be binding on National Life unless in writing and received by National Life.

         The parties who elect to enter into a Split Dollar Arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

         Assignments. The Owner may assign any and all rights under the Policy. No assignment binds National Life unless in writing and received by National Life at its Home Office. National Life assumes no responsibility for determining whether an assignment is valid or the extent of the assignee's interest. All assignments will be subject to any Policy loan. The interest of any Beneficiary or other person will be subordinate to any assignment. A payee who is not also the Owner may not assign or encumber Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee.

         Misstatement of Age and Sex. If the age or sex of either of the two Insureds at the Date of Issue has been misstated in the application, the Accumulated Value of the Policy will be adjusted to be the amount that it would have been had the Cost of Insurance Charges deducted been based on the correct age and sex, or as otherwise required by state law. The adjustment will take place on the Monthly Policy Date on or after the date on which National Life has proof to its satisfaction of the misstatement. If both of the Insureds have died, National Life will adjust the Accumulated Value as of the last Monthly Policy Date prior to the last to die of the Insureds' death; however, if the Accumulated Value is insufficient for that adjustment, the amount of the Unadjusted Death Benefit will also be adjusted.

         Suicide. In the event that either Insured dies by suicide, while sane or insane, within two years from the Date of Issue of the Policy (except where state law requires a shorter period), or within two years of the effective date of a reinstatement (unless otherwise required by state law), National Life's liability is limited to the payment to the Beneficiary of a sum equal to the premiums paid less any Policy loan and accrued interest and any Withdrawals (since the date of reinstatement, in the case of a suicide within two years of the effective date of a reinstatement), or other reduced amount provided by state law.

         If either Insured dies by suicide within two years (or shorter period required by state law) from the effective date of any Policy change which increases the Unadjusted Death Benefit and for which an application is required, the amount which National Life will pay with respect to the increase will be the Cost of Insurance Charges previously made for such increase (unless otherwise required by state law).

         Incontestability. The Policy will be incontestable after it has been in force during both Insured's lifetimes for two years from the Date of Issue (or such other date as required by state law). Similar incontestability will apply to an increase in Face Amount or reinstatement after it has been in force during both Insureds' lifetimes for two years from its effective date.

         Before such times, however, National Life may contest the validity of the Policy (or changes) based on material misstatements in the initial or any subsequent application.

         Dividends. The Policy is participating; however, no dividends are expected to be paid on the Policy. If dividends are ever declared, they will be paid in cash, or paid in the form required by the applicable state.

         Correspondence. All correspondence to the Owner is deemed to have been sent to the Owner if mailed to the Owner at the Owner's last known address.

         Settlement Options. In lieu of a single sum payment on death or surrender, an election may be made to apply the Death Benefit under any one of the fixed-benefit Settlement Options provided in the Policy. The options are described below.

                          Payment of Interest Only. Interest at a rate of 3.5% per year will be paid on the amount of the proceeds retained by National Life. Upon the earlier of the payee's death or the end of a chosen period, the proceeds retained will be paid.

                          Payments for a Stated Time. Equal monthly payments, based on an interest rate of 3.5% per annum, will be made for the number of years selected.

                          Payments for Life. Equal monthly payments, based on an interest rate of 3.5% per annum, will be made for a guaranteed period and thereafter during the life of a chosen person. Guaranteed payment periods may be elected for 0, 10, 15, or 20 years or for a refund period, at the end of which the total payments will equal the proceeds placed under the option.

                          Payments of a Stated Amount. Equal monthly payments will be made until the proceeds, with interest at 3.5% per year on the unpaid balance, have been paid in full. The total payments in any year must be at least $10 per month for each thousand dollars of proceeds placed under this option.

                          Life Annuity. Equal monthly payments will be made in the same manner as in the above Payments for Life option except that the amount of each payment will be the monthly income provided by National Life's then current settlement rates on the date the proceeds become payable. No additional interest will be paid.

                          Joint and Two Thirds Annuity. Equal monthly payments, based on an interest rate of 3.5% per year, will be made while two chosen persons are both living. Upon the death of either, two-thirds of the amount of those payments will continue to be made during the life of the survivor. National Life may require proof of the ages of the chosen persons.

                          50% Survivor Annuity. Equal monthly payments, based on an interest rate of 3.5% per year, will be made during the lifetime of the chosen primary person. Upon the death of the chosen primary person, 50% of the amount of those payments will continue to be made during the lifetime of the secondary chosen person. National Life may require proof of the ages of the chosen persons.

         National Life may pay interest in excess of the stated amounts under the first four options listed above, but not the last three. A right to change options or to withdraw all or part of the remaining proceeds may be included in the first two, and the fourth, options above. For additional information concerning the payment options, see the Policy.

                               OPTIONAL BENEFITS

         The following optional benefits, which are subject to the restrictions and limitations set forth in the applicable Policy Riders, may be included in a Policy at the option of the Owner, if the Insureds meet any applicable underwriting requirements (election of any of these optional benefits may involve an additional cost):

GUARANTEED DEATH BENEFIT


         If the Guaranteed Death Benefit Rider is elected, National Life will guarantee that the Policy will not lapse, regardless of the Policy's investment performance, either for the entire lifetimes of the Insureds, or until the end of the year that the younger Insured attains Age 80, whichever is elected by the Owner. In order to elect the guarantee period until the end of the year that the younger Insured attains Age 80, the Issue Age of the younger Insured must be 70 or less. Riders which guarantee that the Policy will not lapse prior to the end of the year that the younger Insured attains Age 80 will have lower Monthly Guarantee Premiums (and therefore lower Cumulative Guarantee Premiums) than Riders which guarantee that the Policy will not lapse for the entire lifetimes of the Insureds.



         To keep this Rider in force, cumulative premiums paid must be greater than the Cumulative Guarantee Premium from the Date of Issue. The Policy will be tested monthly for this qualification, and if not met, a notice will be sent to the Owner, who will have 61 days from the date the notice is mailed to pay a premium sufficient to keep the Rider in force. The premium required will be an amount equal to the Cumulative Guarantee Premium from the Date of Issue, plus two times the Monthly Guarantee Premium, minus the sum of all premiums previously paid. The Rider will be cancelled if a sufficient premium is not paid during that 61-day period. The Rider cannot be reinstated. The amount of the Monthly Guarantee Premium for each Policy electing the Guaranteed Death Benefit Rider will be stated in the Data section of the Policy.


         The cost of the Guaranteed Death Benefit Rider is $0.01 per thousand of Face Amount per month. This Rider is available only at issue, and only if at least 50% of the Face Amount consists of Basic Coverage.

         If while the Guaranteed Death Benefit Rider is in force, the Accumulated Value of the Policy is not sufficient to cover the Monthly Deductions, Monthly Deductions will be made until the Accumulated Value of the Policy is exhausted, and will thereafter be deferred, and collected at such time as the Policy has positive Accumulated Value. For as long as Cash Surrender Value is zero, failure to have paid the Cumulative Guarantee Premium as of any Monthly Policy Date will cause the Guaranteed Death Benefit Rider to enter a 61 day lapse pending notification period. If a sufficient premium, as set forth above, is not paid during this period, the Rider will be cancelled and if the Cash Surrender Value is still zero, the Policy will enter a Grace Period, and will lapse if the Grace Period expires without a sufficient premium
payment (see "Payment and Allocation of Premiums - Policy Lapse", Page    ).

         If the Face Amount of a Policy subject to the Guaranteed Death Benefit Rider is increased or the Death Benefit Option is changed from Option A to Option B, the Rider's guarantee will extend to the increased Face Amount. This will result in increased Monthly Guarantee Premiums.

         For Policies with the Guaranteed Death Benefit Rider, Withdrawals and Policy loans will be limited to the excess of premiums paid over the Cumulative Guarantee Premium, if the Owner wishes to keep the Rider in force. If a Policy loan or Withdrawal for an amount greater than such excess is desired, the Guaranteed Death Benefit Rider will enter a 61-day lapse-pending notification period, and will be cancelled if a sufficient premium is not paid.

         THE GUARANTEED DEATH BENEFIT RIDER IS NOT AVAILABLE IN TEXAS OR MASSACHUSETTS.

ADDITIONAL PROTECTION BENEFIT

         The Additional Protection Benefit Rider may be used to provide a higher Face Amount by adding Additional Coverage to the Policy. This Rider is available only at issue, or after issue only by submitting an application to National Life with evidence satisfactory to National Life of insurability of both Insureds. Additional Coverage must be in an amount of at least $50,000, and cannot exceed three times the Basic Coverage.

         Adding to the Face Amount of the Policy through the Additional Protection Benefit Rider can offer a cost savings over adding to the Face Amount by increasing the Basic Coverage. Specifically, there is no Target Premium, no Surrender Charge, and no per $1000 Monthly Administrative Charge associated with Additional Coverage. The cost of the Rider is that a Cost of Insurance Charge is included in the Monthly Deductions for the Additional Coverage - the guaranteed cost of insurance rate applicable to the Additional Coverage will generally be higher than the rate applicable to Basic Coverage, but current cost of insurance rates may be either higher or lower for the Additional Coverage than for the Basic Coverage.


POLICY SPLIT OPTION


         If the Policy Split Option Rider is elected, the Owner will have the right to split the Face Amount and Accumulated Value of a Policy into two single life whole life insurance contracts on the lives of each of the two Insureds, in the event of divorce or a material change in federal estate tax law. The two single life contracts may be any traditional whole life insurance, universal or variable life insurance contract then offered by National Life. This Rider is available only at issue, only to Insureds legally married to each other, only where both Insureds are not in a substandard Rate Class with a rating in excess of 250% and not uninsurable, and only where neither Insured is older than age 80. Exercise of the option to split the Policy will be allowed without evidence of insurability, but only within 180 days of the date of a final divorce decree relating to the Insureds, or within 180 days of the occurrence of either of the following changes in federal estate tax law: (1) an end to the Unlimited Marital Deduction, as defined in the Code;; and (2) a reduction of 50% or more of the percentage federal estate tax rate applicable to the estate of the surviving spouse.



         The two new policies will have an issue date of the date of the split, and will be based on the Insureds' ages as of the date of the split. The Rate Classes of each of the Insureds will be the Rate Class for such Insured for the most recently issued coverage segment under the Policy. The Owner may select the face amounts of the new policies, as long as the total of the two face amounts does not exceed the Face Amount of the Policy on the date of the split, and neither of the face amounts on the two new policies exceeds 50% of the Face Amount on the Policy. Increases on the Policy which contain a substandard rating in excess of 250% will not be eligible for the split. If the face amounts of the new policies are not equal, and the Policy is jointly owned, then the consent of all Owners to the split is required. The Accumulated Value, and any Policy loans and accrued interest, will be split in proportion to the Face Amount split, and the total of the accumulated values and any policy loans and accrued interest of the new individual contracts will equal the Accumulated Value of the Policy. There will not be new suicide and incontestability periods for the new individual policies as of the date of the split if they had expired on the Policy prior to the split, but if such periods had not expired, then the remaining time to expiration will be transferred to the new Policies.


         There is no cost for the Policy Split Option Rider, except that a fixed charge of $200 will also be assessed at the time of the split to cover administrative costs. The Rider may be cancelled at any time by the Owner, and will automatically terminate on its exercise, on the date of death of the first of the two Insureds to die, or on the date that the older of the Insureds reaches Attained Age 85. Any other Riders applicable to the Policy will terminate upon exercise of the Policy Split Option.

ESTATE PRESERVATION RIDER


         The Estate Preservation Rider is designed for use in situations in which a Policy is issued outside of an irrevocable life insurance trust but is expected to be transferred into such a trust within a year after the Date of Issue. This Rider provides four years of additional last survivor term coverage on the two Insureds. The goal of the rider is to provide a Death Benefit including this Rider, net of incremental estate taxes owed as a result of the Policy, at least equal to the Death Benefit provided by the Policy not including the Rider. This Rider is available only at issue and only where the Insureds are legally married to each other.



         The cost of the Estate Preservation Rider is a charge for the death benefit coverage included by this Rider, at the same rates that apply to the Additional Coverage. The coverage provided by this Rider will be level, regardless of whether Option A or Option B applies to the Face Amount of the Policy. The amount of coverage will be the initial Face Amount multiplied by a fraction the numerator of which is 0.55 and the denominator of which is 1-0.55, or 0.45. A factor of 0.55 is used in the above formula because the maximum estate tax rate is currently 55%.


         Any decrease in Face Amount during the first four Policy Years will result in a proportionate reduction in the coverage provided by the Estate Preservation Rider.

         The Estate Preservation Rider will terminate on the first Policy Anniversary, if the Owner of the Policy has not become an irrevocable life insurance trust by that time. If the Owner has become an irrevocable life insurance trust by such time, then the Rider will automatically terminate at the end of the fourth Policy Year.

TERM RIDER


         The Term Rider allows an Owner to add individual life term coverage on either or both of the two Insureds. The Term Rider is available at any time, subject to submission of an application with evidence of insurability satisfactory to National Life, on Insureds with Issue Ages from 20 through 75. The Term Rider coverage is renewable through age 80. The maximum amount of Term Rider coverage for each Insured is 50% of the Face Amount of the Policy. Charges included in the Monthly Deductions will include amounts associated with the individual life term coverage. The cost of insurance rates for the Term Rider will be set forth in the Rider.



         Individual term life insurance coverage addresses different insurance needs than the survivorship life insurance coverage provided by the Face Amount of the Policy. Your determination of the usefulness of the Term Rider should be based on your specific insurance needs. Consult your sales representative for further information.


CONTINUING COVERAGE RIDER


         The Continuing Coverage Rider allows an Owner to extend coverage at the Face Amount of a Policy beyond the younger Insured's Attained Age 100 if the Policy is still in force at that time. This Rider is available only at issue and only if the younger Insured is no older than Attained Age 75.


         On the date that the extension of coverage occurs, the Policy's Accumulated Value will be transferred to the Fixed Account, and no further transfers will be permitted. The Monthly Deductions will be set to zero. No further Premium Payments will be accepted. All other rights and benefits will continue while the Policy is in force.


         The charge is guaranteed never to exceed $3.50 per $1000 per month applied to the Net Amount at Risk. The current charge for the Continuing Coverage Rider is $2.50 per $1000 per month, applied to the Net Amount at Risk. The charge will begin at the younger Insured's Attained Age 90. At the time charges begin for this Rider, Policies with Death Benefit Option B will automatically be changed to Death Benefit Option A.

         The tax consequences associated with continuing a Policy beyond age 100 of the younger Insured are uncertain.

ENHANCED DEATH BENEFIT RIDER


The Enhanced Death Benefit Rider may provide a higher Death Benefit at a targeted age for the younger Insured. The target age is selected by the Owner. The Rider operates by increasing the otherwise applicable specified percentages that are shown in the Policy and which may be applied in determining the Death Benefit, beginning 4 years prior to the targeted Attained Age and ending at Attained Age 99 of the younger Insured, by the following percentages:





         Target Age - 4:  4%               Target Age -1:  16%               Attained Age - 97: 12%
         Target Age - 3:  8%               Target Age through Age 95:  20%   Attained Age - 98:  8%
         Target Age - 2:  12%              Attained Age - 96:  16%           Attained Age - 99:  4%





         The minimum target age that may be selected by the Owner is the later of the younger Insured's Attained Age 70 and 15 years after the Date of Issue. The maximum target age that may be selected is Attained Age 95 of the younger Insured. Once selected, the target age may not be changed. This Rider may be cancelled at any time, but if cancelled, cannot be reinstated.


         There is no cost for the Enhanced Death Benefit Rider. However, if the Rider's increases in the specified percentages result in an increase in Death Benefit, the Net Amount at Risk will be higher than if the Rider did not apply, and the Cost of Insurance Charges will be commensurately higher .


         This Rider is available only at issue, and only where the younger Insured's Attained Age is 80 or less.

AUTOMATIC INCREASE RIDER

         The Automatic Increase Rider will provide for regular increases in Face Amount. The Owner may elect that such increases be effected annually in amounts equal to either of 5% or 10% of the sum of the Face Amount of the Policy at issue plus all previous increases resulting from this Rider. The Owner may also elect annual increases of a level amount equal to the Owner's planned periodic premiums for the Policy. In either case, the maximum increase that can be effected by means of the Automatic Increase Rider is 100% of the Face Amount of the Policy at issue.


         Increases in Face Amount effected by means of the Automatic Increase Rider will be similar to Additional Coverage in that there will be no Target Premium , no Surrender Charge and no per $1000 Monthly Administrative Charge associated with these increases.



         The cost of the Rider is that the Cost of Insurance Charge for the Policy will include amounts for the increase segments as they become effective. The cost of insurance rates will be the same as the rates applied to Basic Coverage at issue. Guaranteed cost of insurance rates that will be applied to increases effected through this Rider will be set forth in the Rider.


         An Automatic Increase Rider terminates (a) at the request of the Owner, (b) when the younger insured reaches Attained Age 81, (c) when the maximum total increase is reached, (d) on the death of the first to die of the Insureds, or (e) when a requested decrease in Face Amount becomes effective. Termination of the Rider does not cancel previously added increases.


         This Rider is available only at issue, only if the younger Insured's Issue Age is at least 20 and less than 71, and only if neither Insured has a substandard rating in excess of 250%.


                       FEDERAL INCOME TAX CONSIDERATIONS
INTRODUCTION

         The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon National Life's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Service.

TAX STATUS OF THE POLICY

         In order to qualify as a life insurance contract for federal income tax purposes, the policy must meet the definition of a life insurance contract which is set forth in Section 7702 of the Code. The manner in which Section 7702 should be applied to certain features of the Policy is not directly addressed by Section 7702 or any guidance issued to date under Section 7702. Nevertheless, National Life believes it is reasonable to conclude that the Policy will meet the Section 7702 definition of a life insurance contract. In the absence of final regulations or other pertinent interpretations of Section 7702, however, there is necessarily some uncertainty as to whether a Policy will meet the life insurance contract definition, particularly if the Owner pays the full amount of premiums permitted under the Policy. An Owner contemplating the payment of such premiums should do so only after consulting a tax adviser. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

         If it is subsequently determined that a Policy does not satisfy
Section 7702, National Life may take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with Section 7702. For these reasons, National Life reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under
Section 7702.

         Section 817(h) of the Code requires that the investments of each Subaccount of the Variable Account must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Variable Account, through the Funds, intends to comply with the diversification requirements prescribed in Treas. Reg. Section 1.817-5, which affect how each Fund's assets are to be invested. National Life believes that the Variable Account will, thus, meet the diversification requirement, and National Life will monitor continued compliance with this requirement. In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

         The ownership rights under the Policy are similar to, but different in certain respects from, those described by the Service in rulings in which it was determined that Policy Owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating premium payments and Accumulated Value. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, National Life does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. National Life therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

         The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

         In General.   National Life believes that the proceeds and cash value
increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the Unadjusted Death Benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code.


         Depending on the circumstances, an increase or decrease in a Policy's Face Amount, the exchange of a Policy, a change in the Policy's Death Benefit Option (i.e., a change from Death Benefit Option A to Death Benefit Option B or vice versa), a Policy loan, a Withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have Federal income tax consequences.


         Generally, the Owner will not be deemed to be in constructive receipt of the Accumulated Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract". Whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

         Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts. The rules for determining whether a Policy will be classified as a Modifeid Endowment Contract generally apply when a Policy is entered into, materially changed, or the death benefit is reduced.


         Due to the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy. In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the Unadjusted Death Benefit and Accumulated Value at the time of such change and the additional premiums paid in the seven years following the material change. A policy may become a Modified Endowment Contract if there is a reduction in the Policy's death benefit at any time. At the time a premium is credited, or the death benefit is reduced, which would cause the Policy to become a Modified Endowment Contract, National Life will notify the Owner's agent of action or actions that may be taken to prevent the Policy from becoming a Modified Endowment Contract. If after 30 days from contacting the agent, National Life has not heard from the Owner, National Life will mail a letter directly to the Owner notifying him or her of actions that may be taken to prevent the Policy from becoming a Modified Endowment Contract. If after 30 days from mailing such notification National Life has received no response, National Life will assume the Owner wishes to take no action. If the Owner requests a refund of excess premium, the excess premium paid (with appropriate interest) will be returned to the Owner. The amount to be refunded will be deducted from the Accumulated Value in the Variable Account and in the Fixed Account in the same proportion as the premium payment was allocated to such accounts.

         The rules relating to whether a Policy will be treated as a Modified Endowment Contract are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective Owner should consult with a competent advisor to determine whether a policy transaction will cause the Policy to be treated as a Modified Endowment Contract.

         Distributions from Policies Classified as Modified Endowment Contracts. Policies classified as Modified Endowment Contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and Withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Accumulated Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59-1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

         Distributions From Policies Not Classified as Modified Endowment Contracts. Distributions from a Policy that is not a Modified Endowment Contract, are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Unadjusted Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

         Loans from, or secured by, a Policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

         Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

         Policy Loan Interest. Generally, interest paid on any loan under a Policy is not deductible. A tax advisor should be consulted before deducting Policy loan interest.

         Investment in the Policy. Investment in the Policy means: (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the Owner.

         Multiple Policies. All Modified Endowment Contracts that are issued by National Life to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.

         Taxation of Policy Split. The Policy Split Option Rider permits a Policy to be split into two other fixed-benefit or variable-benefit life insurance policies in certain situations. A Policy split could have adverse tax consequences; for example, it is not clear whether a Policy split will be treated as a non-taxable exchange under Sections 1031 through 1043 of the Code. If a Policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split. In addition, it is not clear whether, in all circumstances, the individual contracts that result from a Policy split would be would be classified as modified endowment contracts. Before exercising rights provided by the Policy Split Option Rider, it is important for an Owner to consult with a tax adviser regarding the possible consequences of a Policy split.

         Other Tax Considerations. The transfer of a Policy or the designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example, the transfer of a Policy to, or the designation as Beneficiary of, or the payments of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner, may have gift and generation skipping transfer tax considerations under the Code.


         Generally, the proceeds of the Policy are includible in the gross estate of the Insured if the Insured possesses any "incidents of ownership" over the Policy at death. "Incidents of ownership" generally includes the right to receive economic benefits of the Policy as defined in Section 2042 of the Code and applicable Treasury regulations. If the Insured never held incidents of ownership over the Policy, or irrevocably transferred all interests in the Policy to a third party (e.g., an irrevocable life insurance trust) more than three years before death, the proceeds should be excluded from the Insured's gross estate.


         The individual situations of each Owner or Beneficiary will determine the extent, if any, to which federal, state or local transfer taxes may be imposed. Prospective Owners should consult their tax advisers for specific information in connection with these taxes. The Policies also may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

POSSIBLE CHARGE FOR NATIONAL LIFE'S TAXES


         At the present time, National Life makes no charge for any Federal, state or local taxes (other than state premium taxes or the DAC Tax) that the Company incurs that may be attributable to the Variable Account or to the Policies. National Life, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Accounts or to the Policies. If any tax charges are made in the future, they will be accumulated daily and transferred periodically from the Variable Account to National Life's general account. Any investment earnings on tax charges accumulated in the Variable Account will be retained by National Life.



POSSIBLE CHANGES IN TAXATION



         Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policies could change by legislation or other means. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the federal taxation of the Policies. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Policy.


                                 VOTING RIGHTS

         All of the assets held in the Subaccounts of the Variable Account will be invested in shares of corresponding Portfolios of the Funds. The Funds do not hold routine annual shareholders' meetings. Shareholders' meetings will be called whenever each Fund believes that it is necessary to vote to elect the Board of Directors of the Fund and to vote upon certain other matters that are required by the 1940 Act or other applicable law or governing documents to be approved or ratified by the shareholders of a mutual fund. National Life is the legal owner of Fund shares and as such has the right to vote upon any matter that may be voted upon at a shareholders' meeting. However, in accordance with the SEC's view of present applicable law, National Life will vote the shares of the Funds at meetings of the shareholders of the appropriate Fund or Portfolio in accordance with instructions received from Owners. Fund shares held in each Subaccount of the Variable Account for which no timely instructions from Owners are received will be voted by National Life in the same proportion as those shares in that Subaccount for which instructions are received.

         Each Owner having a voting interest will be sent proxy material and a form for giving voting instructions. Owners may vote, by proxy or in person, only as to the Portfolios that correspond to the Subaccounts in which their Policy values are allocated. The number of shares held in each Subaccount attributable to a Policy for which the Owner may provide voting instructions will be determined by dividing the Policy's Accumulated Value in that account by the net asset value of one share of the corresponding Portfolio as of the record date for the shareholder meeting. Fractional shares will be counted. For each share of a Portfolio for which Owners have no interest, National Life will cast votes, for or against any matter, in the same proportion as Owners vote.

         If required by state insurance officials, National Life may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Portfolios. In addition, National Life may disregard voting instructions in favor of certain changes initiated by an Owner or the Fund's Board of Directors provided that National Life's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purposes, and the effect the change would have on National Life. If National Life does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next semi-annual report to Owners.

         Shares of the Funds are currently being offered to variable life insurance and variable annuity separate accounts of life insurance companies other than National Life that are not affiliated with National Life. National Life understands that shares of these Funds also will be voted by such other life insurance companies in accordance with instructions from their policyholders invested in such separate accounts. This will dilute the effect of voting instructions of Owners of the Policies.

                CHANGES IN APPLICABLE LAW, FUNDING AND OTHERWISE

         The voting rights described in this Prospectus are created under applicable Federal securities laws. To the extent that such laws or regulations promulgated thereunder eliminate the necessity to solicit voting instructions from Owners or restrict such voting rights, National Life reserves the right to proceed in accordance with any such laws or regulations.

         National Life also reserves the right, subject to compliance with applicable law, including approval of Owners, if so required: (1) to make changes in the form of the Variable Account, if in its judgment such changes would serve the interests of Owners or would be appropriate in carrying out the purposes of the Policies, for example: (i) operating the Variable Account as a management company under the 1940 Act; (ii) deregistering the Variable Account under the 1940 Act if registration is no longer required;
(iii) combining or substituting separate accounts; (iv) transferring the assets of the Variable Account to another separate account or to the Fixed Account;
(v) making changes necessary to comply with, obtain or continue any exemptions from the 1940 Act; or (vi) making other technical changes in the Policy to conform with any action described herein; (2) if in its judgment a Portfolio no longer suits the investment goals of the Policy, or if tax or marketing conditions so warrant, to substitute shares of another investment portfolio for shares of such Portfolio; (3) to eliminate, combine, or substitute Subaccounts and establish new Subaccounts, if in its judgment marketing needs, tax considerations, or investment conditions so warrant; and (4) to transfer assets from a Subaccount to another Subaccount or separate account if the transfer in National Life's judgment would best serve interests of Policy Owners or would be appropriate in carrying out the purposes of the Policies; and (5) to modify the provisions of the Policies to comply with applicable laws. National Life has reserved all rights in respect of its corporate name and any part thereof, including without limitation the right to withdraw its use and to grant its use to one or more other separate accounts and other entities.

         If a Policy has Accumulated Value in a Subaccount that is eliminated, National Life will give the Owner at least 30 days notice before the elimination, and will request that the Owner designate the Subaccount or Subaccounts (or the Fixed Account) to which the Accumulated Value in the Subaccount to be eliminated should be transferred. If no such designation is received prior to the date of the elimination, then the Accumulated Value in such Subaccount will be transferred to the Money Market Subaccount. In any case, if in the future a transfer charge is imposed or limits on the number of transfers or free transfers are established, no charge will be made for this transfer, and it will not count toward any limit on transfers or free transfers.

                    OFFICERS AND DIRECTORS OF NATIONAL LIFE

         The officers and directors of National Life, as well as their principal occupations during the past five years, are listed below.

                                                                 PRINCIPAL OCCUPATION
NAME AND POSITION                                                DURING THE PAST FIVE YEARS
-----------------                                                --------------------------
Patrick E. Welch                                                 1997 to present - Chairman of the Board
     Chairman of the Board,                                      and Chief Executive Officer; 1992 to 1997 -
     Chief Executive Officer                                     Chairman of the Board, Chief Executive
                                                                 Officer and President of GNA Corporation

Thomas H. MacLeay                                                1996 to Present - President and
     President, Chief                                            Chief Operating Officer; 1993 to
     Operating Officer,                                          1996 - Executive Vice President
     and Director                                                & Chief Financial Officer; 1991 to
                                                                 1993 - Senior Vice President & Chief Financial Officer

Robert E. Boardman                                               1994 to present - Chairman of Hickok &
     Director                                                    Boardman Financial Network
                                                                 1967 to present - President of Hickok & Boardman Realty, Inc.

David R. Coates                                                  1993 to present - Business
     Director                                                    Consultant; 1987 to 1993 - Managing Partner of KPMG
                                                                 Peat Marwick in Burlington, VT

Benjamin F. Edwards III                                          1983 to present - Chairman, President

     Director                                                    and Chief Executive Officer of A.
                                                                 G. Edwards, Inc.

Earle H. Harbison, Jr.                                           1993 to present:  Chairman of
     Director                                                    Harbison Walker, Inc.; 1986 to
                                                                 1992 - President and Chief
                                                                 Operating Officer of Monsanto Company

Roger B. Porter                                                  1985 to present - Professor of Business
     Director                                                    and Government, Harvard University; 1976 to
                                                                 present - Member of the President's Commission
                                                                 on White House Fellowships; 1993 to present,
                                                                 Senior Scholar, Woodrow Wilson International
                                                                 Center for Scholars

E. Miles Prentice III                                            1997 to present:  Partner in the law firm of Eaton
        Director                                                 & Van Winkle; 1996 to 1997 - Partner in
                                                                 the law firm of Bryan Cave L.L.P.; 1993 to 1996 - Partner
                                                                 in the law firm of Piper & Marbury

Thomas P. Salmon                                                 1997 to present:  Partner in the law firm of
     Director                                                    Salmon & Nostrand; 1991 to 1996 - President, the University of
                                                                 Vermont; formerly Governor, State of Vermont

A. Gary Shilling                                                 1978 to present - President of A.
     Director                                                    Gary Shilling & Company, Inc.

Thomas R. Williams                                               1987 to present - President of the
     Director                                                    Wales Group, Inc.

Patricia K. Woolf                                                1990 to present - Author, Consultant,
     Director                                                    and lecturer at the Department of
                                                                 Molecular Biology at Princeton University

Martin P. Klein                                                  1998 to present: Executive Vice President &
     Executive Vice President &                                  Chief Financial Officer; 1996 to 1998: Managing
     Chief Financial Officer                                     Director - Zurich Insurance Group; 1994 to 1996:
                                                                 Executive Vice President Centre-Re Chase
                                                                 Investment Company; 1992 to 1994: Executive
                                                                 Vice President and Chief Financial Officer -
                                                                 Arm Financial Group, Inc.

James A. Mallon                                                  1998 to present: Executive Vice President & Chief
     Executive Vice President &                                  Marketing Officer; 1996 to 1998: President & Chief
     Chief Marketing Officer                                     Executive Officer - Integon Life Insurance Corporation;
                                                                 1993 to 1996: Senior Vice President & Chief Marketing Officer -
                                                                 Commercial Union Life Insurance Company of America


Rodney A. Buck                                                   1996 to present - Senior Vice
     Senior Vice President &                                     President and Chief Investment
     Chief Investment Officer                                    Officer; 1993 to 1995 - Senior Vice President -
                                                                 Investments; 1996 to present - Chairman
                                                                 & Chief Executive Officer, National
                                                                 Life Investment Management
                                                                 Company, Inc. ("NLIMC"); 1991 to 1995 - President and Chief
                                                                 Operating Officer, NLIMC; 1998 to present - Chief Executive Officer
                                                                 - Sentinel Advisors Company; 1987 to present - Senior Vice
                                                                 President - Sentinel Advisors Company

Jeffrey P. Johnson                                               1997 to present - General Counsel; 1992- to present -
     General Counsel                                             Partner, Primmer & Piper (law firm)


Craig A. Smith                                                   1998 to present:  Vice President - Corporate
     Vice President                                              Actuarial; 1996 to 1998 - Senior Vice President; 1993 to 1996 -
                                                                 Senior Vice

     -                                                           President - Product; 1992 to 1993 -
                                                                 Vice President - Product Development


                            DISTRIBUTION OF POLICIES

         Applications for the Policies are solicited by agents who are licensed by state insurance authorities to sell National Life's variable life insurance policies, and who are also registered representatives of Equity Services, Inc. ("ESI") or registered representatives of broker/dealers who have Selling Agreements with ESI. ESI, whose address is National Life Drive, Montpelier, Vermont 05604, is a registered broker/dealer under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). ESI is an indirect wholly-owned subsidiary of National Life. ESI acts as the principal underwriter, as defined in the 1940 Act, of the Policies, and for the Variable Account pursuant to an Underwriting Agreement to which the Variable Account, ESI and National Life are parties.
The Policies are offered and sold only in those states where their sale is lawful.

         The insurance underwriting and the determination of a proposed Insured's Rate Class and whether to accept or reject an application for a Policy is done by National Life. National Life will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the free look provision.


         Agents who are ESI registered representatives are compensated for sales of the Policies on a commission and service fee basis and with other forms of compensation. During the first Policy Year, agent commissions will not be more than 50% of the premiums paid up to a target amount (which is a function of Basic Coverage, and which is used primarily to determine commission payments) and 3% of the premiums paid in excess of that amount. For Policy Years 2 through 10, the agent commissions will not be more than 4.0% of the premiums paid up to the target amount, and 3% of premiums paid in excess of that amount. For Policy Year 11 and thereafter, agent commissions will be 1.5% of all premiums paid. For premiums received in the year following an increase in Basic Coverage and attributable to the increase, agent commissions will not be more than 48.5% up to the target amount for the increase. Agents may also receive expense allowances, and will also receive service fees, starting in Policy year 5, of 0.15% of unloaned accumulated value. Agents who are affiliated with National Life's producer group may receive compensation somewhat higher than the amounts stated above.



         Dealers other than ESI will receive gross concessions during the first Policy Year of 90% of the premiums paid up to the target amount, and 4% of the premiums paid in excess of that amount. For Policy Years 2 through 10, the gross dealer concession will not be more than 4.0% of the premiums paid. For Policy Year 11 and thereafter, the gross dealer concession will be 1.5% of all premiums paid. Such delaers will also receive gross service fees beginning in Policy Year 5 of 0.20% of unloaned Accumulated Value.


                                 POLICY REPORTS

         At least once each Policy Year a statement will be sent to the Owner describing the status of the Policy, including setting forth the Face Amount, the current Unadjusted Death Benefit, any Policy loans and accrued interest, the current Accumulated Value, the non-loaned Accumulated Value in the Fixed Account, the amount held as Collateral in the Fixed Account, the value in each Subaccount of the Variable Account, premiums paid since the last report, charges deducted since the last report, any Withdrawals since the last report, and the current Cash Surrender Value. National Life currently plans to send such statements quarterly. In addition, a statement will be sent to an Owner showing the status of the Policy following the transfer of amounts from one Subaccount of a Variable Account to another or between the Fixed Account and the Variable Account, the taking out of a loan, a repayment of a loan, a Withdrawal and the payment of any premiums (excluding those paid by bank draft or otherwise under the Automatic Payment Plan).

         An Owner will be sent a semi-annual report containing the financial statements of each Fund in which his or her Policy has Accumulated Value, as required by the 1940 Act.

                                STATE REGULATION

         National Life is subject to regulation and supervision by the Insurance Department of the State of Vermont which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Policy form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Policies are sold. National Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.


                            PREPARING FOR YEAR 2000



         Many computer systems were designed using only two digits to designate years. These systems may not be able to distinguish the year 2000 from the year 1900. Like all financial services providers, National Life utilizes computer systems that may be effected by Year 2000 transition issues, and National Life relies on service providers, including the Funds, that also may be affected. National Life has developed, and is in the process of implementing, a Year 2000 transition plan, and is confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on National Life. However, as of the date of this prospectus, it is not anticipated that any Policy Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. National Life currently anticipates that its computer systems will be Year 2000 compliant on or about January 1, 1999, but there can be no assurance that National Life will be successful, or that interaction with other service providers will not impair National Life's services at that time.


                                    EXPERTS

         The Financial Statements listed on Page F-1 have been included in this Prospectus, in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


         Actuarial matters included in the Prospectus have been examined by Elizabeth H. MacGowan, F.S.A., MAAA, Associate Actuary - Product Development of National Life.


                                 LEGAL MATTERS

         Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on legal matters relating to certain aspects of Federal securities law applicable to the issue and sale of the Policies. Matters of Vermont law pertaining to the Policies, including National Life's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by Jeffrey P. Johnson, General Counsel of National Life.

         The Variable Account is not a party to any litigation. There are no material legal proceedings involving National Life which are likely to have a material adverse effect upon the Variable Account or upon the ability of National Life to meet its obligations under the Policies. ESI is not engaged in any litigation of any material nature.

         In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. During 1997 several lawsuits of this nature were filed against National Life on behalf of purported classes of persons who purchased certain insurance products from National Life. National Life has highly meritorious defenses and believes that plaintiffs' claims are entirely without merit and further, does not believe that these lawsuits will have any material adverse effect upon its ability to meet its obligations under the Policies.

         National Life is also party to ordinary routine litigation incidental to the business, none of which is expected to have a material adverse effect upon its ability to meet its obligations under the Policies.


                              FINANCIAL STATEMENTS

         The financial statements of National Life appear on the following pages. The financial statements of National Life should be distinguished from any financial statements of the Variable Account and should be considered only as bearing upon National Life's ability to meet its obligations under the Policies. No financial statements of the Variable Account are included herein because, as of the date of this prospectus, the Subaccounts of the Variable Account that have been established to serve as investment options under the Policies had no assets and had incurred no liabilities.

                                   APPENDIX A
               ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES
                           AND CASH SURRENDER VALUES


         The following tables illustrate how the Death Benefits, Accumulated Values and Cash Surrender Values of a Policy may change with the investment experience of the Variable Account. The tables show how the Death Benefits, Accumulated Values and Cash Surrender Values of a Policy issued to two Insureds of given age, sex and Rate Class would vary over time if the investment return on the assets held in each Portfolio of each of the Funds were a uniform, gross, annual rate of 0%, 6% and 12%.



         The tables on Pages A-2 to A-7 illustrate a Policy issued with the Insureds being a male age 55 and a female age 50, each in the Preferred Nonsmoker Rate Class with a Face Amount of $1,000,000 and Planned Periodic Premiums of $10,000 paid at the beginning of each Policy Year. Both Death Benefit Option A and Death Benefit Option B, are illustrated. The Death Benefits, Accumulated Values and Cash Surrender Values would be lower if either or both of the Insureds were in a nonsmoker, preferred smoker, smoker, substandard or uninsurable class since the cost of insurance charges are higher for these classes. Also, the values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.



         The second column of the tables show the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually. The columns shown under the heading "Guaranteed" assume that throughout the life of the policy, the monthly Cost of Insurance Charge, the Premium Expense Charge, the Variable Account Charge, and the Monthly Administrative Charge are charged at the maximum level. The columns under the heading "Current" assume that throughout the life of the Policy, the monthly charge for the cost of insurance is based on the current cost of insurance rates and that the Premium Expense Charge, the Variable Account Charge and the Monthly Administrative Charges are assessed at current levels.



         The amounts shown in all tables reflect an averaging of certain other asset charges described below that may be assessed under the Policy, depending upon how premiums are allocated. The total asset charge reflected in the Current and Guaranteed illustrations, is 0.83%. This total charge is based on an assumption that an Owner allocates the Policy values equally among the Subaccounts of the Variable Account.



         The asset charge reflects an investment advisory fee of     %, which
represents an average of the fees incurred by the Portfolios during 1997 and
expenses of      % which is based on an average of the actual expenses incurred by the Portfolios during 1997, adjusted, as appropriate, to take into account expense reimbursement arrangements expected to be in place for 1998. For information on Fund expenses, see the prospectuses for the Funds accompanying this prospectus. For some of the Portfolios, the annual expenses used in the illustrations are net of certain reimbursements that may or may not continue.


         The tables also reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Accounts. If such a charge is made in the future, it would take a higher gross annual rate of return to produce the same Policy values.

         The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid and allocated as indicated, no amounts are allocated to the Fixed Account, and no Policy loans are made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount, that no Withdrawals have been made and no transfers have been made in any Policy Year, and that no Riders have been purchased.

         Upon request, National Life will provide a comparable illustration based upon the proposed Insureds' Ages and Rate Classes, the Death Benefit Option, Face Amount, Planned Periodic Premiums and Riders requested.

                                 NATIONAL LIFE

  SENTINEL ESTATE PROVIDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE

                                LIFE INSURANCE

                             $1,000,000 FACE AMOUNT
                 MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
                FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER
          DEATH BENEFIT OPTION A                ANNUAL PREMIUM $10,000

              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%


                                                   Guaranteed                                        Current
                    Premiums        -------------------------------------------         -----------------------------------
End of              Accumulated     Accum-         Cash                                 Accum-       Cash
Policy              at 5% Int.      ulated         Surrender          Death             ulated       Surrender     Death
Year                Per Year        Value          Value              Benefit           Value        Value        Benefit
----                --------        -----          -----              -------           -----        -----        -------
1                   10,000          7,626          0                  1,000,000         7,634        0            1,000,000
2                   20,500          15,005         5,005              1,000,000         15,028       5,028        1,000,000
3                   31,525          22,117         12,117             1,000,000         22,164       12,164       1,000,000
4                   43,101          28,941         18,941             1,000,000         29,016       19,016       1,000,000
5                   55,256          35,449         25,449             1,000,000         35,559       25,559       1,000,000

6                   68,019          41,613         33,446             1,000,000         41,764       33,597       1,000,000
7                   81,420          47,400         41,233             1,000,000         47,597       41,430       1,000,000
8                   95,491          52,774         48,608             1,000,000         53,315       49,149       1,000,000
9                   110,266         57,698         55,531             1,000,000         58,923       56,756       1,000,000
10                  125,779         62,122         61,955             1,000,000         64,412       64,245       1,000,000

11                  142,068         65,990         65,990             1,000,000         71,465       71,465       1,000,000
12                  159,171         69,229         69,229             1,000,000         78,390       78,390       1,000,000
13                  177,130         71,748         71,748             1,000,000         85,172       85,172       1,000,000
14                  195,986         73,427         73,427             1,000,000         91,784       91,784       1,000,000
15                  215,786         74,133         74,133             1,000,000         98,206       98,206       1,000,000

16                  236,575         73,717         73,717             1,000,000         104,406      104,406      1,000,000
17                  258,404         72,014         72,014             1,000,000         110,345      110,345      1,000,000
18                  281,324         68,846         68,846             1,000,000         115,975      115,975      1,000,000
19                  305,390         64,021         64,021             1,000,000         121,235      121,235      1,000,000
20                  330,660         57,301         57,301             1,000,000         126,050      126,050      1,000,000
25                  477,271         0              0                  0                 145,339      145,339      1,000,000
30                  664,388         0              0                  0                 133,585      133,585      1,000,000


The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                                NATIONAL LIFE

 SENTINEL ESTATE PROVIDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE

                                LIFE INSURANCE

                            $1,000,000 FACE AMOUNT
                MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
               FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER

     DEATH BENEFIT OPTION A                        ANNUAL PREMIUM $10,000


              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%


                                                   Guaranteed                                        Current
                    Premiums        -------------------------------------------         -----------------------------------
End of              Accumulated     Accum-         Cash                                 Accum-       Cash
Policy              at 5% Int.      ulated         Surrender          Death             ulated       Surrender     Death
Year                Per Year        Value          Value              Benefit           Value        Value        Benefit
----                --------        -----          -----              -------           -----        -----        -------
1                   10,000          8,116          0                  1,000,000         8,125        0            1,000,000
2                   20,500          16,452         6,452              1,000,000         16,478       6,478        1,000,000
3                   31,525          24,993         14,993             1,000,000         25,046       15,046       1,000,000
4                   43,101          33,720         23,720             1,000,000         33,809       23,809       1,000,000
5                   55,256          42,609         32,609             1,000,000         42,746       32,746       1,000,000

6                   68,019          51,634         43,467             1,000,000         51,829       43,663       1,000,000
7                   81,420          60,762         54,595             1,000,000         61,028       54,862       1,000,000
8                   95,491          69,959         65,792             1,000,000         70,605       66,439       1,000,000
9                   110,266         79,184         77,017             1,000,000         80,580       78,413       1,000,000
10                  125,779         88,387         88,220             1,000,000         90,960       90,793       1,000,000

11                  142,068         97,507         97,507             1,000,000         103,657      103,657      1,000,000
12                  159,171         106,466        106,466            1,000,000         116,925      116,925      1,000,000
13                  177,130         115,166        115,166            1,000,000         130,776      130,776      1,000,000
14                  195,986         123,477        123,477            1,000,000         145,215      145,215      1,000,000
15                  215,786         131,255        131,255            1,000,000         160,250      160,250      1,000,000

16                  236,575         138,335        138,335            1,000,000         175,883      175,883      1,000,000
17                  258,404         144,533        144,533            1,000,000         192,108      192,108      1,000,000
18                  281,324         149,646        149,646            1,000,000         208,912      208,912      1,000,000
19                  305,390         153,456        153,456            1,000,000         226,274      226,274      1,000,000
20                  330,660         155,693        155,693            1,000,000         244,164      244,164      1,000,000
25                  477,271         128,044        128,044            1,000,000         344,981      344,981      1,000,000
30                  664,388         0              0                  0                 451,264      451,264      1,000,000


The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SUBACCOUNTS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6%, OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                NATIONAL LIFE

 SENTINEL ESTATE PROVIDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE

                                LIFE INSURANCE

                            $1,000,000 FACE AMOUNT
                MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
               FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER
     DEATH BENEFIT OPTION A                       ANNUAL PREMIUM $10,000

             ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%


                                                   Guaranteed                                        Current
                    Premiums        -------------------------------------------         -----------------------------------
End of              Accumulated     Accum-         Cash                                 Accum-       Cash
Policy              at 5% Int.      ulated         Surrender          Death             ulated       Surrender     Death
Year                Per Year        Value          Value              Benefit           Value        Value        Benefit
----                --------        -----          -----              -------           -----        -----        -------
1                   10,000          8,607          0                  1,000,000         8,616        0            1,000,000
2                   20,500          17,959         7,959              1,000,000         17,988       7,988        1,000,000
3                   31,525          28,106         18,106             1,000,000         28,166       18,166       1,000,000
4                   43,101          39,099         29,099             1,000,000         39,206       29,206       1,000,000
5                   55,256          50,996         40,996             1,000,000         51,165       41,165       1,000,000

6                   68,019          63,853         55,686             1,000,000         64,104       55,938       1,000,000
7                   81,420          77,732         71,565             1,000,000         78,089       71,922       1,000,000
8                   95,491          92,701         88,534             1,000,000         93,488       89,321       1,000,000
9                   110,266         108,832        106,666            1,000,000         110,452      108,285      1,000,000
10                  125,779         126,200        126,034            1,000,000         129,134      128,967      1,000,000

11                  142,068         144,883        144,883            1,000,000         151,896      151,896      1,000,000
12                  159,171         164,956        164,956            1,000,000         177,082      177,082      1,000,000
13                  177,130         186,494        186,494            1,000,000         204,942      204,942      1,000,000
14                  195,986         209,561        209,561            1,000,000         235,747      235,747      1,000,000
15                  215,786         234,235        234,235            1,000,000         269,806      269,806      1,000,000

16                  236,575         260,603        260,603            1,000,000         307,454      307,454      1,000,000
17                  258,404         288,771        288,771            1,000,000         349,066      349,066      1,000,000
18                  281,324         318,875        318,875            1,000,000         395,055      395,055      1,000,000
19                  305,390         351,093        351,093            1,000,000         445,886      445,886      1,000,000
20                  330,660         385,626        385,626            1,000,000         502,082      502,082      1,000,000
25                  477,271         603,292        603,292            1,000,000         890,838      890,838      1,000,000
30                  664,388         960,216        960,216            1,008,227         1,542,054    1,542,054    1,619,156


The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                                NATIONAL LIFE

 SENTINEL ESTATE PROVIDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE

                                LIFE INSURANCE

                            $1,000,000 FACE AMOUNT
                MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
               FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER

     DEATH BENEFIT OPTION B                       ANNUAL PREMIUM $10,000


             ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%


                                                   Guaranteed                                        Current
                    Premiums        -------------------------------------------         -----------------------------------
End of              Accumulated     Accum-         Cash                                 Accum-       Cash
Policy              at 5% Int.      ulated         Surrender          Death             ulated       Surrender     Death
Year                Per Year        Value          Value              Benefit           Value        Value        Benefit
----                --------        -----          -----              -------           -----        -----        -------
1                   10,000          7625           0                  1,007,625         7,645        0            1,007,634
2                   20,500          15,002         5,002              1,015,002         15,025       5,024        1,015,025
3                   31,525          22,107         12,107             1,022,107         22,153       12,153       1,022,153
4                   43,101          28,916         18,916             1,028,916         28,991       18,991       1,028,991
5                   55,256          35,399         25,399             1,035,399         35,509       25,509       1,035,509

6                   68,019          41,523         33,357             1,041,523         41,674       33,507       1,041,674
7                   81,420          47,251         41,084             1,047,251         47,448       41,281       1,047,448
8                   95,491          52,542         48,376             1,052,542         53,099       48,932       1,053,099
9                   110,266         57,352         55,186             1,057,352         58,631       56,465       1,058,631
10                  125,779         61,626         61,460             1,061,626         64,037       63,871       1,064,037

11                  142,068         65,301         65,301             1,065,301         70,994       70,994       1,070,994
12                  159,171         68,295         68,295             1,068,295         77,808       77,808       1,077,808
13                  177,130         70,507         70,507             1,070,507         84,464       84,464       1,084,464
14                  195,986         71,808         71,808             1,071,808         90,931       90,931       1,090,931
15                  215,786         72,056         72,056             1,072,056         97,184       97,184       1,097,184

16                  236,575         71,093         71,093             1,071,093         103,187      103,187      1,103,187
17                  258,404         68,752         68,752             1,068,752         108,893      108,893      1,108,893
18                  281,324         64,857         64,587             1,064,587         114,246      114,246      1,114,246
19                  305,390         59,231         59,231             1,059,231         119,173      119,173      1,119,173
20                  330,660         51,658         51,658             1,051,658         123,587      123,587      1,123,587
25                  477,271         0              0                  0                 139,974      139,974      1,139,974
30                  664,388         0              0                  0                 120,204      120,204      1,120,204


The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SUBACCOUNTS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6%, OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                NATIONAL LIFE

 SENTINEL ESTATE PROVIDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE

                                LIFE INSURANCE

                            $1,000,000 FACE AMOUNT
                MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
               FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER
      DEATH BENEFIT OPTION B                     ANNUAL PREMIUM $10,000

             ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%


                                                   Guaranteed                                        Current
                    Premiums        -------------------------------------------         -----------------------------------
End of              Accumulated     Accum-         Cash                                 Accum-       Cash
Policy              at 5% Int.      ulated         Surrender          Death             ulated       Surrender     Death
Year                Per Year        Value          Value              Benefit           Value        Value        Benefit
----                --------        -----          -----              -------           -----        -----        -------
1                   10,000          8,116          0                  1,008,116         8,124        0            1,008,124
2                   20,500          16,449         6,449              1,016,449         16,475       6,475        1,016,475
3                   31.525          24,982         14,982             1,024,982         25,034       15,034       1,025,034
4                   43,101          33,690         23,690             1,033,690         33,780       23,780       1,033,780
5                   55,256          42,548         32,548             1,042,548         42,685       32,685       1,042,685

6                   68,019          51,520         43,353             1,051,520         51,715       43,549       1,051,715
7                   81,420          60,566         54,400             1,060,566         60,832       54,665       1,060,832
8                   95,491          69,642         65,475             1,069,642         70,309       66,142       1,070,309
9                   110,266         78,694         76,527             1,078,694         80,164       77,997       1,080,164
10                  125,779         87,656         87,490             1.087,656         90,403       90,236       1,090,403

11                  142,068         96,450         96,450             1,096,450         102,927      102,927      1,102,927
12                  159,171         104,974        104,974            1,104,974         115,988      115,988      1,115,988
13                  177,130         113,101        113,101            1,113,101         129,591      129,591      1,129,591
14                  195,986         120,667        120,667            1,120,667         143,731      143,731      1,143,731
15                  215,786         127,484        127,484            1,127,484         158,405      158,405      1,158,405

16                  236,575         133,342        133,342            1,133,342         173,598      173,598      1,173,598
17                  258,404         138,006        138,006            1,138,006         189,286      189,286      1,189,286
18                  281,324         141,219        141,219            1,141,219         205,430      205,430      1,205,430
19                  305,390         142,711        142,711            1,142,711         221,972      221,972      1,221,972
20                  330,660         142,159        142,159            1,142,159         238,836      238,836      1,238,836
25                  477,271         92,109         92,109             1,092,109         330,948      330,948      1,330,948
30                  664,388         0              0                  0                 407,332      407,332      1,407,332


The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                                 NATIONAL LIFE

  SENTINEL ESTATE PROVIDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE

                                LIFE INSURANCE

                             $1,000,000 FACE AMOUNT
                 MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
                FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER
        DEATH BENEFIT OPTION B                    ANNUAL PREMIUM $10,000

             ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%


                                                   Guaranteed                                        Current
                    Premiums        -------------------------------------------         -----------------------------------
End of              Accumulated     Accum-         Cash                                 Accum-       Cash
Policy              at 5% Int.      ulated         Surrender          Death             ulated       Surrender     Death
Year                Per Year        Value          Value              Benefit           Value        Value        Benefit
----                --------        -----          -----              -------           -----        -----        -------
1                   10,000          8,607          0                  1,008,607         8,616        0            1,008,616
2                   20,500          17,955         7955               1,017,955         17,984       7,984        1,017,984
3                   31,525          28,093         18,093             1,028,093         28,153       18,153       1,028,153
4                   43,101          39,065         29,065             1,039,065         39,172       29,172       1,039,172
5                   55,256          50,922         40,922             1,050,922         51,091       41,091       1,051,091

6                   68,019          63,709         55,543             1,063,709         63,960       55,794       1,063,960
7                   81,420          77,476         71,309             1,077,476         77,831       71,664       1,077,831
8                   95,491          92,269         88,103             1,092,269         93,083       88,917       1,093,083
9                   110,266         108,138        105,972            1,108,138         109,861      107,694      1,109,861
10                  125,779         125,125        124,958            1,125,125         128,308      128,141      1,128,308

11                  142,068         143,262        143,262            1,143,262         150,768      150,768      1,150,768
12                  159,171         162,571        162,571            1,162,571         175,572      175,572      1,175,572
13                  177,130         183,049        183,049            1,183,049         202,953      202,953      1,202,953
14                  195,986         204,663        204,663            1,204,663         233,153      233,153      1,233,153
15                  215,786         227,357        227,357            1,227,357         266,446      266,446      1,266,446

16                  236,575         251,057        251,057            1,251,057         303,123      303,123      1,303,123
17                  258,404         275,662        275,662            1,275,662         343,496      343,496      1,343,496
18                  281,324         301,052        301,052            1,301,052         387,896      387,896      1,387,896
19                  305,390         327,090        327,090            1,327,090         436,675      436,675      1,436,675
20                  330,660         353,582        353,582            1,353,582         490,207      490,207      1,490,207
25                  477,271         479,970        479,970            1,479,970         852,096      852,096      1,852,096
30                  664,388         531,112        531,112            1,531,112         1,409,275    1,409,275    2,409,275


The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                                   APPENDIX B








                             JOINT AGE CALCULATION



To calculate Joint Age, the two insureds ages are converted to adjusted ages, the difference in the adjusted ages is converted to an add-on, and the add-on is added to the adjusted age of the younger insured.



Step1:  Sex Adjustment
        Make the following adjustment to each insured's age based on sex:



              Male:            Subtract 0
              Female:          Subtract 5



Step2:  Tobacco Adjustment
        Take the results from Step 1 and make the following adjustment to each insured's age based on tobacco use:



              Male Tobacco:         Add 3
              Female Tobacco:       Add 2



Step3:  Substandard Rating Adjustment:
        Take the results from Step 2 and make the following adjustment to each insured's age based on substandard rating table:



              Table A     (125%)           Add 2
              Table B     (150%)           Add 4
              Table C     (175%)           Add 6
              Table D     (200%)           Add 8
              Table E     (225%)           Add 10
              Table F     (250%)           Add 12
              Table H     (300%)           Add 14
              Table J     (350%)           Add 15
              Table L     (400%)           Add 16
              Table P     (500%)           Add 19



         If the adjusted age exceeds 100, then cap the adjusted age at 100.



Step 4:  Uninsurables:
         An adjusted age of 100 will be used for all uninsurables.

Step 5:  Age Add-on:
         Take the difference of the adjusted ages and determine the add-on from the following table:


         0                0
         1-2              1
         3-4              2
         5-6              3
         7-9              4
         10-12            5
         13-15            6
         16-18            7
         19-23            8
         24-28            9
         29-34            10
         35-39            11
         40-44            12
         45-47            13
         48-50            14
         51-53            15
         54-56            16
         57-60            17
         61-64            18
         65-69            19
         70-75            20
         76-85            21



Step 6:  Joint Age:
         Add the add-on from Step 5 to the younger adjusted age to get the Joint Age.

                     Target Premiums and Surrender Charges
                   (Annual rates per $1000 of Basic Coverage)



The initial surrender charge is level for the number of years indicated below. Following this level period, the surrender charge decreases linearly by month until it is zero at the beginning of the 11th year.



                              Initial          Level                                         Initial       Level
Joint         Target          Surrender       Period              Joint         Target      Surrender      Period
Age           Premium         Charge         (in years)            Age          Premium      Charge       (in years)
---           -------         ------         ----------            ---          -------      ------       ----------
15              2.40           2.40               5                 53           11.70        11.70            5
16              2.50           2.50               5                 54           12.90        12.90            5
17              2.60           2.60               5                 55           14.05        14.05            5
18              2.65           2.65               5                 56           15.25        15.25            5
19              2.75           2.75               5                 57           16.45        16.45            5
20              2.80           2.80               5                 58           17.65        17.65            5
21              2.90           2.90               5                 59           18.80        18.80            5
22              3.00           3.00               5                 60           20.00        20.00            5
23              3.10           3.10               5                 61           20.75        20.75            5
24              3.20           3.20               5                 62           21.50        21.50            5
25              3.30           3.30               5                 63           22.70        22.70            5
26              3.35           3.35               5                 64           23.90        23.90            5
27              3.45           3.45               5                 65           25.05        25.05            5
28              3.60           3.60               5                 66           26.25        26.25            5
29              3.70           3.70               5                 67           27.45        27.45            5
30              3.80           3.80               5                 68           28.65        28.65            5
31              3.90           3.90               5                 69           29.80        29.80            5
32              4.00           4.00               5                 70           31.00        31.00            5
33              4.15           4.15               5                 71           31.75        31.75            5
34              4.30           4.30               5                 72           32.50        32.50            5
35              4.50           4.50               5                 73           33.45        33.45            5
36              4.70           4.70               5                 74           34.40        34.40            5
37              4.85           4.85               5                 75           35.30        35.30            5
38              5.05           5.05               5                 76           36.25        36.25            5
39              5.30           5.30               5                 77           37.20        37.20            5
40              5.50           5.50               5                 78           38.15        38.15            5
41              5.65           5.65               5                 79           39.05        39.05            5
42              5.80           5.80               5                 80           40.00        40.00            5
43              6.35           6.35               5                 81           40.00        41.00            4
44              6.85           6.85               5                 82           40.00        42.00            4
45              7.40           7.40               5                 83           40.00        43.00            4

46              7.90           7.90               5                 84           40.00        44.00            3
47              8.45           8.45               5                 85           40.00        45.00            3
48              8.95           8.95               5                 86           40.00        46.00            2
49              9.50           9.50               5                 87           40.00        47.00            2
50              10.00          10.00              5                 88           40.00        48.00            2
51              10.25          10.25              5                 89           40.00        49.00            2
52              10.50          10.50              5                 90           40.00        50.00            2

                        NATIONAL LIFE INSURANCE COMPANY

                                   * * * * *

                              FINANCIAL STATEMENTS

                                   * * * * *

                           DECEMBER 31, 1997 AND 1996

                       Report of Independent Accountants



April 7, 1998


To the Board of Directors and
Policyowners of National Life Insurance Company


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and policyowners' equity, and of cash flows present fairly, in all material respects, the financial position of National Life Insurance Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE, LLP

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------
(In Thousands)                                                                           1997              1996
-------------------------------------------------------------------------------------------------------------------
ASSETS:
  Cash and cash equivalents                                                        $     372,180     $     268,235
  Available-for-sale debt and equity securities, at fair value                         5,317,427         4,393,046
  Held-to-maturity debt securities, at amortized cost                                        -             590,700
  Mortgage loans                                                                         992,170           907,024
  Policy loans                                                                           791,753           796,193
  Real estate investments                                                                 95,926            99,442
  Other invested assets                                                                   90,520            78,596
-------------------------------------------------------------------------------------------------------------------

     Total cash and invested assets                                                    7,659,976         7,133,236

  Deferred policy acquisition costs                                                      392,014           421,584
  Due and accrued investment income                                                      125,790           120,753
  Premiums and fees receivable                                                            23,458            25,874
  Deferred income taxes                                                                   17,517            33,514
  Amounts recoverable from reinsurers                                                    210,020           190,873
  Present value of future profits of insurance acquired                                   54,444            80,957
  Property and equipment, net                                                             59,188            64,302
  Other assets                                                                            63,967            51,453
  Separate account assets                                                                207,425           181,771
-------------------------------------------------------------------------------------------------------------------

     Total assets                                                                  $   8,813,799     $   8,304,317
===================================================================================================================

LIABILITIES:
  Policy benefit liabilities                                                       $   3,814,213     $   3,701,597
  Policyowners' accounts                                                               3,236,710         3,051,973
  Policyowners' deposits                                                                  40,836            37,524
  Policy claims payable                                                                   26,968            31,217
  Policyowners' dividends                                                                 53,395            51,792
  Other liabilities and accrued expenses                                                 479,483           394,127
  Debt                                                                                    80,085            82,682
  Separate account liabilities                                                           187,998           165,234
-------------------------------------------------------------------------------------------------------------------

     Total liabilities                                                                 7,919,688         7,516,146
-------------------------------------------------------------------------------------------------------------------

MINORITY INTERESTS                                                                        53,222            39,263

POLICYOWNERS' EQUITY:
 Net unrealized gains on available-for-sale securities                                    85,017            28,867
 Retained earnings                                                                       755,872           720,041
-------------------------------------------------------------------------------------------------------------------

     Total policyowners' equity                                                          840,889           748,908
-------------------------------------------------------------------------------------------------------------------


     Total liabilities, minority interests and policyowners' equity                $   8,813,799     $   8,304,317
===================================================================================================================




   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND POLICYOWNERS' EQUITY


FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------
(In Thousands)                                                                       1997                    1996
-------------------------------------------------------------------------------------------------------------------
REVENUES:
 Insurance premiums                                                                $ 399,017        $    406,286
 Universal life and investment-type policy fees                                       45,397              41,745
 Net investment income                                                               532,594             517,268
 Realized investment gains (losses)                                                   11,887              (2,070)
 Mutual fund commission and fee income                                                51,417              42,256
 Other income                                                                         17,524              21,278
-------------------------------------------------------------------------------------------------------------------

   Total revenue                                                                   1,057,836           1,026,763
-------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
 Increase in policy liabilities                                                      118,134             166,668
 Policy benefits                                                                     313,819             297,564
 Policyowners' dividends                                                             106,312             105,690
 Interest credited to policyowners' accounts                                         189,776             170,955
 Operating expenses                                                                  174,709             148,716
 Commissions and expense allowances                                                  105,329              95,517
 Net deferral of policy acquisition costs                                            (14,617)            (13,352)
-------------------------------------------------------------------------------------------------------------------

   Total benefits and expenses                                                       993,462             971,758
-------------------------------------------------------------------------------------------------------------------

Income before income taxes and minority interests                                     64,374              55,005

  Income taxes                                                                        20,907              31,957
-------------------------------------------------------------------------------------------------------------------

Income before minority interests                                                      43,467              23,048

  Minority interests                                                                   7,636               5,925
-------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                            35,831              17,123

RETAINED EARNINGS:
  Beginning of year                                                                  720,041             702,918
-------------------------------------------------------------------------------------------------------------------

  End of year                                                                      $ 755,872        $    720,041
===================================================================================================================




NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES:
  Beginning of year                                                                $    28,867      $     77,173
  Change during year                                                                    56,150           (48,306)
-------------------------------------------------------------------------------------------------------------------

  End of year                                                                      $    85,017      $     28,867
===================================================================================================================





   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------
(In Thousands)                                                                        1997                    1996
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                         $      35,831      $     17,123

Adjustments to reconcile net income to net cash provided by operations:
   Change in:
      Due and accrued investment income                                                   (5,037)           (1,502)
      Policy liabilities                                                                  74,693           144,723
      Deferred policy acquisition costs                                                  (14,617)           (9,956)
      Policyowners' dividends                                                              1,603             4,975
      Deferred income taxes                                                              (20,747)          (13,646)
   Realized investment (gains) losses                                                    (11,887)            2,070
   Depreciation                                                                            3,715             4,283
   Other                                                                                  15,774           (12,678)
----------------------------------------------------------------------------------------------------------------------

     Net cash provided by operating activities                                            79,328           135,392
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales, maturities and repayments of investments                        2,385,471         2,497,648
  Cost of investments acquired                                                        (2,647,628)       (2,714,560)
  Acquisition of subsidiary, net                                                               -           (81,551)
  Other                                                                                    7,091             4,793
----------------------------------------------------------------------------------------------------------------------

     Net cash used by investing activities                                              (255,066)         (293,670)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyowners' deposits, including interest credited                                    670,780           535,932
  Policyowners' withdrawals, including policy charges                                   (495,076)         (418,775)
  Net increase (decrease) in borrowings under repurchase agreements                      234,570           (51,013)
  Net (decrease) increase in securities lending liabilities                             (139,652)           31,717
  Other                                                                                    9,061            17,747
----------------------------------------------------------------------------------------------------------------------

    Net cash provided by financing activities                                            279,683           115,608
----------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     103,945           (42,670)

CASH AND CASH EQUIVALENTS:
  Beginning of year                                                                      268,235           310,905
----------------------------------------------------------------------------------------------------------------------

  End of year                                                                      $     372,180      $    268,235
======================================================================================================================





   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 and 1996

NOTE 1 - NATURE OF OPERATIONS

National Life Insurance Company (National Life) was chartered in 1848 and is among the 15 largest mutual life insurance companies in the United States. National Life is also known by its registered trade name "National Life of Vermont". National Life employs about 750 people in its home office in Montpelier, Vermont. As a mutual life insurance company, National Life has no shareholders. With its affiliates and subsidiaries, National Life offers a broad range of financial products and services, including life insurance, annuities, disability income insurance, mutual funds, investment advisory and administration services.

National Life primarily develops and distributes individual life insurance and annuity products. National Life markets its products primarily to small business owners, professionals and high net worth individuals by providing financial solutions in the form of estate, business succession and retirement planning, deferred compensation and other key executive fringe benefit plans. Insurance and annuity products are primarily distributed through about 40 general agencies in major metropolitan areas throughout the United States. National Life also distributes its products through brokers and banks.
National Life has about 235,000 policyowners and is licensed to do business in all 50 states and the District of Columbia. About 26% of National Life's total collected premiums are from residents of New York and California.

Through affiliates National Life also distributes and provides investment advisory and administrative services to the Sentinel Group Funds, Inc. The Sentinel Funds' $2.8 billion of net assets represent thirteen mutual funds managed on behalf of about 107,000 individual, corporate and institutional shareholders worldwide.

During 1996, National Life acquired a majority interest in Life Insurance Company of the Southwest (LSW), a Dallas, Texas based financial services company specializing in annuities. LSW is licensed in all states but New York, with particular concentration in the west and the southwest. About 50% of LSW's total collected premiums are from residents of California, Texas and Florida.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements of National Life and subsidiaries have been prepared in conformity with generally accepted accounting principles (GAAP).

The consolidated financial statements include the accounts of National Life Insurance Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to conform prior periods presented to the current year's presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Cash and cash equivalents include highly liquid debt instruments purchased with remaining maturities of three months or less.

Debt securities are designated as available-for-sale or held-to-maturity where the company has the ability and intent to hold securities to maturity. Available-for-sale debt securities and equity securities are reported at estimated fair value. Held-to-maturity debt securities are reported at amortized cost. Debt and equity securities that experience declines in value that are other than temporary are written down with a corresponding charge to realized losses.

Mortgage loans are reported at amortized cost, less valuation allowances for the excess, if any, of the amortized cost of impaired loans over the estimated fair value of the related collateral. Changes in valuation allowances are included in realized gains and losses.

Policy loans are reported at their unpaid balance and are fully collateralized by related cash surrender values.

Real estate investments are reported at depreciated cost. Real estate acquired in satisfaction of debt is transferred to real estate at the lower of the recorded investment in the loan, including accrued interest, or estimated fair value.

Realized investment gains and losses are recognized using the specific identification method and include changes in valuation allowances. Changes in the estimated fair values of available-for-sale debt and equity securities are reflected in policyowners' equity after adjustments for related deferred policy acquisition costs, present value of future profits of insurance acquired, income taxes and minority interests.

DEFERRED POLICY ACQUISITION COSTS

Commissions and other costs of acquiring new business that vary with and are primarily related to the production of new business are generally deferred.

Deferred policy acquisition costs for participating life insurance, universal life insurance and investment-type annuities are amortized in relation to estimated gross margins or profits. Amortization is adjusted retrospectively for actual experience and when estimates of future gross margins or profits are revised. Balances of deferred policy acquisition costs for these products are adjusted for related unrealized gains and losses on available-for-sale debt and equity securities through policyowners' equity, net of related income taxes.

Deferred policy acquisition costs for non-participating term life insurance and disability income insurance is amortized in relation to premium income using assumptions consistent with those used in computing policy benefit liabilities.

Balances of deferred policy acquisition costs are regularly evaluated for recoverability from product margins or profits.

PRESENT VALUE OF FUTURE PROFITS OF INSURANCE ACQUIRED

Present value of future profits of insurance acquired is the actuarially-determined present value of future projected profits from policies in force at the date of their acquisition, and is amortized in relation to gross profits of those policies. Amortization is adjusted retrospectively for actual experience and when estimates of future profits are revised.

PROPERTY AND EQUIPMENT

Property and equipment is reported at depreciated cost. Real property is depreciated over 40 years using the straight line method. Furniture and equipment is depreciated using accelerated depreciation methods over 7 years and 5 years, respectively.

SEPARATE ACCOUNTS

Separate accounts are segregated funds relating to certain variable annuity and variable life policies, and National Life's pension plans. Separate account assets are primarily common stocks, bonds, mortgage loans, and real estate and are carried at estimated fair value. Separate account liabilities reflect separate account policyowners' interests in separate account assets, include the actual investment performance of the respective accounts and are not guaranteed. Separate account results relating to these policyowners' interests are excluded from revenues and expenses.

POLICY LIABILITIES

Policy benefit liabilities for participating life insurance are developed using the net level premium method, with interest and mortality assumptions used in calculating policy cash surrender values. Participating life insurance terminal dividends are accrued in relation to gross margins.

Policy benefit liabilities for non-participating life insurance, disability income insurance and certain annuities are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses based principally on company experience.

Policyowners' account balances for universal life insurance and investment-type annuities represent amounts that inure to the benefit of the policyowners (before surrender charges).

POLICYOWNERS' DIVIDENDS

Policyowners' dividends are the pro-rata amount of dividends earned that will be paid or credited at the next policy anniversary. Dividends are based on a scale that seeks to reflect the relative contribution of each group of policies to National Life's overall operating results. The dividend scale is approved annually by National Life's Board of Directors.

RECOGNITION OF INSURANCE INCOME AND RELATED EXPENSES

Premiums from traditional life and certain annuities are recognized as revenue when due from the policyowner. Benefits and expenses are matched with income by providing for policy benefit liabilities and the deferral and amortization of policy acquisition costs so as to recognize profits over the life of the policies.

Premiums from universal life and investment-type annuities are reported as increases in policyowners' accounts. Revenues for these policies consist of mortality charges, policy administration fees and surrender charges deducted from policyowners' accounts. Policy benefits charged to expense include benefit claims in excess of related policyowners' account balances.

Premiums from disability income policies are recognized as revenue over the period to which the premiums relate.

FEDERAL INCOME TAXES

National Life files a consolidated federal income tax return that includes all of its wholly-owned subsidiaries. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

NOTE 3 - ACQUISITION

National Financial Services, Inc., a wholly-owned subsidiary of National Life, acquired a two-thirds interest in Life Insurance Company of the Southwest (LSW) located in Dallas, Texas on February 8, 1996. LSW is a financial services company specializing in annuities that is licensed in all states except New York.

The acquisition was accomplished by purchasing two-thirds of LSW Holdings Corporation, the owner of LSW. LSW Holdings Corporation was renamed LSW National Holdings, Inc. concurrent with the purchase. The purchase price was about $102 million in cash. The purchase resulted in the recording of an intangible asset for the present value of future profits of insurance acquired of $67.2 million.

The minority shareholders have the right to put their shares to National Life at specified prices in the event of certain contingencies during the first five years subsequent to closing and generally thereafter. Similarly, National Life has the right to call the minority shareholders' shares at specified prices. The specified prices are generally a function of GAAP equity or the original purchase price.

These consolidated financial statements include the financial position and operations of LSW National Holdings since the purchase, along with appropriate adjustments for minority interests, using the purchase method. Pro forma results had the acquisition occurred as of January 1, 1996 are shown in the table below (in thousands). These pro forma consolidated results are not necessarily indicative of the actual results which might have occurred had National Life owned LSW since that date.

                                                                       1996
---------------------------------------------------------------------------------
Revenues                                                            $  1,026,763
Net income                                                                17,356

Noncash investing activities relating to the acquisition that are not reflected in the 1996 consolidated statement of cash flow were as follows (in thousands):

Fair value of assets acquired, excluding cash acquired              $  1,144,694
Liabilities assumed                                                   (1,063,143)
---------------------------------------------------------------------------------
     Cash paid (net of cash acquired)                               $     81,551
=================================================================================

NOTE 4 - INVESTMENTS

Debt and Equity Securities

The amortized cost and estimated fair values of debt and equity securities at December 31 were as follows (in thousands):

                                                                    Gross           Gross
                                                 Amortized       Unrealized      Unrealized     Estimated Fair
                     1997                          Cost             Gains          Losses           Value
---------------------------------------------------------------------------------------------------------------
Available-for-sale (AFS):
     U.S. government obligations                $   284,039      $    13,515     $       612     $   296,942
     Government agencies, authorities
          and subdivisions                          178,986           11,649             793         189,842
     Public utilities                               389,744           19,246           6,314         402,676
     Corporate                                    2,403,091          133,881           7,069       2,529,903
     Private placements                             598,144           29,576           2,170         625,550
     Mortgage-backed securities                   1,196,369           35,308           1,275       1,230,402
---------------------------------------------------------------------------------------------------------------
       Total AFS debt securities                  5,050,373          243,175          18,233       5,275,315
     Preferred stocks                                 6,482              803             259           7,026
     Common stocks                                   29,638            5,511              63          35,086
---------------------------------------------------------------------------------------------------------------
       Total AFS debt and equity securities     $ 5,086,493      $   249,489     $    18,555     $ 5,317,427
===============================================================================================================

                     1996
---------------------------------------------------------------------------------------------------------------
Available-for-sale (AFS):
     U.S. government obligations                $   180,646      $     3,336     $       187     $   183,795
     Government agencies, authorities
          and subdivisions                          222,867            9,165           3,693         228,339
     Public utilities                               427,426           12,354           7,270         432,510
     Corporate                                    2,176,977           72,482          20,581       2,228,878
     Private placements                             199,061            4,923           2,349         201,635
     Mortgage-backed securities                   1,089,434           16,244          10,142       1,095,536
---------------------------------------------------------------------------------------------------------------
       Total AFS debt securities                  4,296,411          118,504          44,222       4,370,693
     Preferred stocks                                 9,719              739             359          10,099
     Common stocks                                    9,705            2,560              11          12,254
---------------------------------------------------------------------------------------------------------------
       Total AFS debt and equity securities     $ 4,315,835      $   121,803     $    44,592     $ 4,393,046
===============================================================================================================


Held-to-maturity (HTM) debt securities:
     U.S. government obligations                $    2,052       $      14       $        2      $     2,064
     Government agencies, authorities
          and subdivisions                           20,970           1,264             208           22,026
     Public utilities                                 9,953             359               1           10,311
     Corporate                                       30,669           1,593              40           32,222
     Private placements                             527,056          21,799           3,061          545,794
---------------------------------------------------------------------------------------------------------------
       Total HTM debt securities                $   590,700      $   25,029      $    3,312      $   612,417
===============================================================================================================

Unrealized gains and losses on available-for-sale debt and equity securities included as a component of policyowners' equity and changes therein for the years ended December 31 were as follows (in thousands):

                                                                            1997             1996
----------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on available-for-sale securities         $ 153,723        $ (153,543)
Net unrealized gains on separate accounts                                  3,047             1,225
Related minority interests                                                (9,360)            2,474
Related deferred policy acquisition costs                                (44,378)           61,726
Related present value of future profits of insurance acquired            (10,138)           11,639
Related deferred income taxes                                            (36,744)           28,173
----------------------------------------------------------------------------------------------------
         Increase (decrease) in net unrealized gains (losses)             56,150           (48,306)
         Balance, beginning of year                                       28,867            77,173
----------------------------------------------------------------------------------------------------
                 Balance, end of year                                  $  85,017       $    28,867
====================================================================================================

Balance, end of year includes:
    Net unrealized gains on available-for-sale securities              $ 230,934       $    77,211
    Net unrealized gains on separate accounts                              4,272             1,225
    Related minority interests                                            (6,886)            2,474
    Related deferred policy acquisition costs                            (94,678)          (50,300)
    Related present value of future profits on insurance acquired          1,501            11,639
    Related deferred income taxes                                        (50,126)          (13,382)
----------------------------------------------------------------------------------------------------
                 Balance, end of year                                 $   85,017       $    28,867
====================================================================================================

In December 1997, National Life transferred all securities designated as held-to-maturity to available-for-sale. The securities transferred had an estimated fair value of $618.8 million and an amortized cost of $586.1 million, resulting in $32.7 million in unrealized gains.

The amortized cost and estimated fair values of debt securities by contractual maturity at December 31, 1997 are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              Amortized    Estimated Fair
                                                Cost            Value
---------------------------------------------------------------------------
Due in one year or less                        $    82,465    $    83,291
Due after one year through five years              557,609        575,489
Due after five years through ten years           2,074,439      2,147,536
Due after ten years                              1,139,491      1,238,597
Mortgage-backed securities                       1,196,369      1,230,402
---------------------------------------------------------------------------
         Total                                 $ 5,050,373    $ 5,275,315
===========================================================================

Information relating to available-for-sale debt security sale transactions for the years ended December 31 are shown below (in thousands):

                                                 1997             1996
---------------------------------------------------------------------------
Proceeds from sales                            $ 1,928,055   $ 1,990,175

Gross realized gains                           $    27,318   $    46,092
Gross realized losses                          $    16,916   $    42,759

National Life periodically lends certain U.S. government or corporate bonds to approved counterparties to enhance the yield of its bond portfolio. National Life receives cash collateral for at least 105% of the market value of securities loaned. Collateral adequacy is evaluated daily and periodically adjusted for changes in the market value of securities loaned. The carrying values of securities loaned are unaffected by the transaction. Collateral held (included in cash and cash equivalents) and the corresponding liability for collateral held (included in other liabilities) were $19.8 million and $159.4 million at December 31, 1997 and 1996, respectively.

National Life also periodically enters into repurchase agreements on U.S. Treasury securities to enhance the yield of its bond portfolio. These transactions are accounted for as financings because the securities received at the end of the repurchase period are identical to the securities transferred. There were no open transactions at December 31, 1996. The repurchase liability is included in other liabilities and was $234.6 million at December 31, 1997.

MORTGAGE LOANS AND REAL ESTATE

The distributions of mortgage loans and real estate at December 31 were as follows:

                                                         1997             1996
                                                   ------------------------------
 GEOGRAPHIC REGION
 -----------------
 New England                                              4.0%             4.5%
 Middle Atlantic                                         10.3              9.0
 East North Central                                       8.8             10.4
 West North Central                                       4.9              3.6
 South Atlantic                                          29.1             30.2
 East South Central                                       5.0              4.4
 West South Central                                      10.8             13.3
 Mountain                                                16.7             15.9
 Pacific                                                 10.4              8.7
---------------------------------------------------------------------------------
          Total                                         100.0%           100.0%
=================================================================================

 PROPERTY TYPE
 -------------
 Residential                                              0.2%             0.3%
 Apartment                                               24.3             21.1
 Retail                                                  15.9             18.6
 Office Building                                         34.0             32.6
 Industrial                                              22.2             25.0
 Hotel/Motel                                              0.9              1.0
 Other Commercial                                         2.5              1.4
---------------------------------------------------------------------------------

          Total                                         100.0%           100.0%
=================================================================================

 Total mortgage loans and real estate            $  1,088,096     $  1,006,466
=================================================================================

Mortgage loans and related valuation allowances at December 31 were as follows (in thousands):

                                                      1997            1996
----------------------------------------------------------------------------
Unimpaired loans                                $  965,760       $ 876,994
Impaired loans without valuation allowances          9,413           6,146
----------------------------------------------------------------------------
         Subtotal                                  975,173         883,140
----------------------------------------------------------------------------
Impaired loans with valuation allowances            21,426          31,167
Related valuation allowances                        (4,429)         (7,283)
----------------------------------------------------------------------------
         Subtotal                                   16,997          23,884
----------------------------------------------------------------------------
                 Total                          $  992,170       $ 907,024
============================================================================

Impaired loans:
    Average recorded investment                 $   34,076       $  40,161
    Interest income recognized                  $    3,543       $   5,026
    Interest received                           $    3,818       $   5,170


Impaired loans are mortgage loans where it is not probable that all amounts due under the contractual terms of the loan will be received. Impaired loans without valuation allowances are mortgage loans where the estimated fair value of the collateral exceeds the recorded investment in the loan. For these impaired loans, interest income is recognized on an accrual basis, subject to recoverability from the estimated fair value of the loan collateral. For impaired loans with valuation allowances, interest income is recognized on a cash basis.

Activity in the valuation allowances for impaired mortgage loans for the years ended December 31 were as follows (in thousands):

                                                                     1997         1996
=========================================================================================
Additions for impaired loans charged to realized losses        $    1,543      $  3,944
Impairment losses charged to valuation allowances                  (1,419)       (7,559)
Changes to previously established valuation allowances             (2,978)        2,423
-----------------------------------------------------------------------------------------
         Decrease in valuation allowances                          (2,854)       (1,192)
         Balance, beginning of year                                 7,283         8,475
-----------------------------------------------------------------------------------------
         Balance, end of year                                  $    4,429      $  7,283
=========================================================================================

NET INVESTMENT INCOME

The components of net investment income for the years ended December 31 were as follows (in thousands):

                                                     1997             1996
----------------------------------------------------------------------------
 Debt securities interest                      $  392,674       $  385,750
 Equity securities dividends                        2,765            1,730
 Mortgage loan interest                            85,782           81,575
 Policy loan interest                              48,856           49,438
 Real estate income                                15,822           15,193
 Other investment income                           13,627            9,016
----------------------------------------------------------------------------
          Gross investment income                 559,526          542,702
          Less: investment expenses                26,932           25,434
----------------------------------------------------------------------------
          Net investment income                $  532,594       $  517,268
============================================================================

DERIVATIVES

National Life purchases over-the-counter options and exchange-traded futures on the Standard & Poor's 500 (S&P 500) index to hedge obligations relating to equity indexed products. When the S&P 500 index increases, increases in the intrinsic value of the options and fair value of futures are offset by increases in equity indexed product account values. When the S&P 500 index decreases, National Life's loss is the decrease in the fair value of futures and is limited to the premium paid for the options.

National Life purchases options only from highly rated counterparties. However, in the event a counterparty failed to perform, National Life's loss would be equal to the fair value of the net options held from that counterparty.

The option premium is expensed over the term of the option. The amortization of the option premium, increases in the intrinsic value of options and changes in the fair value of futures are reflected in investment income. Interest credited includes amounts that would be credited on the next policy anniversary based on the S&P 500 index's value at the reporting date.

The notional amounts and net book value of options and futures at December 31, were as follows (in thousands):

                                                                              1997                1996
-----------------------------------------------------------------------------------------------------------
 Notional amounts:
          Options                                                         $  245,187             $ 61,078
          Futures                                                         $   27,892                  -
===========================================================================================================

 Book values:
 Options:   Net amortized cost                                            $    4,058             $  2,986
            Intrinsic value                                                    7,876                3,480
-----------------------------------------------------------------------------------------------------------
            Book value                                                        11,934                6,466
 Futures at fair value                                                           630                   -
-----------------------------------------------------------------------------------------------------------
 Net book value (included in other invested assets)                       $   12,564             $  6,466
===========================================================================================================

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments at December 31 were as follows (in thousands):

                                                             1997                            1996
----------------------------------------------------------------------------------------------------------------------
                                                  Carrying     Estimated Fair   Carrying Value  Estimated Fair
                                                    Value           Value                           Value
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                         $   372,180   $    372,180       $   268,235       $   268,235

Available-for-sale debt and equity securities       5,317,427      5,317,427         4,393,046         4,393,046

Held-to-maturity debt securities                            -              -           590,700           612,417

Mortgage loans                                        992,170      1,024,582           907,024           924,732

Policy loans                                          791,753        730,059           796,193           715,914
Derivatives                                            12,564         11,629             6,466             5,123

Investment products                                 2,642,511      2,503,727         2,341,273         2,336,171

Debt                                                   80,085         82,314            82,682            80,149

For cash and cash equivalents carrying value approximates estimated fair value.

Debt and equity securities estimated fair values are based on quoted values where available. Where quoted values are not available, estimated fair values are based on discounted cash flows using current interest rates of similar securities.

Mortgage loan fair values are estimated as the average of discounted cash flows under different scenarios of future mortgage interest rates (including appropriate provisions for default losses and borrower prepayments).

For variable rate policy loans the unpaid balance approximates fair value. Fixed rate policy loan fair values are estimated based on discounted cash flows using the current variable policy loan rate (including appropriate provisions for mortality and repayments).

Derivatives estimated fair values are based on quoted values.

Investment products include flexible premium annuities, single premium deferred annuities and supplementary contracts not involving life contingencies. Investment product fair values are estimated as the average of discounted cash flows under different scenarios of future interest rates of A-rated corporate bonds and related changes in premium persistency and surrenders.

Debt fair values are estimated values are based on discounted cash flows using current interest rates of similar securities.


NOTE 5 - INSURANCE IN-FORCE AND REINSURANCE

National Life reinsures certain risks assumed in the normal course of business. For individual life products, National Life generally retains no more than $3.0 million of risk on any person (excluding accidental death benefits and dividend additions). Reinsurance for life products is ceded under yearly renewable term, coinsurance, and modified coinsurance. Disability income products are significantly reinsured under coinsurance and modified coinsurance.

National Life remains liable in the event any reinsurer is unable to meet its assumed obligations. National Life regularly evaluates the financial condition of its reinsurers and concentrations of credit risk of reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

The effects of reinsurance for the years ended December 31, were as follows (in thousands):

                                                     1997             1996
-------------------------------------------------------------------------------
 Insurance premiums:
          Direct premiums                         $  470,853       $  474,998
          Reinsurance assumed                            896              959
          Reinsurance ceded                          (72,732)         (69,671)
-------------------------------------------------------------------------------
                                                  $  399,017       $  406,286
===============================================================================

 Increase in policy liabilities:
          Direct increase in policy               $  112,577       $  164,233
            liabilities
          Reinsurance assumed                             17              (20)
          Reinsurance ceded                            5,540            2,455
-------------------------------------------------------------------------------
                                                  $  118,134       $  166,668
===============================================================================

 Policy benefits:
          Direct policy benefits                  $  393,082       $  363,405
          Reinsurance assumed                             12               62
          Reinsurance ceded                          (79,275)         (65,903)
-------------------------------------------------------------------------------
                                                  $  313,819       $  297,564
===============================================================================


 Policyowners' dividends:
          Direct policyowners' dividends          $  111,617       $  112,050
          Reinsurance ceded                           (5,305)          (6,360)
-------------------------------------------------------------------------------
                                                  $  106,312       $  105,690
===============================================================================

NOTE 6 - INCOME TAXES

The components of income taxes and a reconciliation of the expected and actual income taxes and marginal and effective federal income tax rates for the years ended December 31 were as follows ($ in thousands):

                                                                1997                           1996
-----------------------------------------------------------------------------------------------------------------
                                                        Amount          Rate          Amount           Rate
-----------------------------------------------------------------------------------------------------------------
 Current                                              $  41,654                     $  45,603
 Deferred                                               (20,747)                      (13,646)
------------------------------------------------------------------            -----------------
          Income taxes                                $  20,907                     $  31,957
==================================================================            =================

 Expected income taxes                                $  22,531         35.0%       $  19,252          35.0%
 Differential earnings amount                             4,581          7.1            6,007          10.9
 Affordable housing tax credit                           (4,318)        (6.7)          (1,305)         (2.4)
 Net change in tax reserves                               1,298          2.0           10,290          18.7
 Other, net                                              (3,185)        (4.9)          (2,287)         (4.1)
-----------------------------------------------------------------------------------------------------------------
          Income taxes                                $  20,907                     $  31,957
=================================================================             =================
Effective federal income tax rate                                       32.5%                          58.1%
==========================================                       ==============                ==================



Components of net deferred income tax assets at December 31 were as follows (in thousands):

                                                                                 1997            1996
-----------------------------------------------------------------------------------------------------------------
 Deferred income tax assets:
    Policy liabilities                                                        $  172,387      $  160,933
    Other liabilities and accrued expenses                                        56,946          47,703
    Other                                                                          4,294          10,495
-----------------------------------------------------------------------------------------------------------------
                  Total deferred income tax assets                               233,627         219,131
-----------------------------------------------------------------------------------------------------------------

 Deferred income tax liabilities:
    Deferred policy acquisition costs                                            126,914         125,454
    Present value of future profits of insurance acquired                         20,642          24,262
    Net unrealized gain on available-for-sale securities                          50,126          13,382
    Debt and equity securities                                                     9,253           9,352
    Other                                                                          9,175          13,167
-----------------------------------------------------------------------------------------------------------------
                  Total deferred income tax liabilities                          216,110         185,617
-----------------------------------------------------------------------------------------------------------------

                  Net deferred income tax assets                              $   17,517      $   33,514
=================================================================================================================

Management believes it is more likely than not that National Life will realize the benefit of deferred tax assets.

National Life's federal income tax returns are routinely audited by the IRS. The IRS has examined tax returns through 1993 and is currently examining the years 1994 and 1995. In management's opinion adequate tax liabilities have been established for all open years.

NOTE 7 - BENEFIT PLANS

National Life sponsors a qualified defined benefit pension plan covering substantially all employees. The plan is administered by National Life's Benefits Committee and is non-contributory, with benefits based on an employee's retirement age, years of service and compensation near retirement. Plan assets are primarily bonds and common stocks held in a National Life separate account and funds invested in an annuity contract issued by National Life. National Life also sponsors other non-qualified pension plans, including a non-contributory defined benefit plan for general agents that provides benefits based on years of service and sales levels, a contributory defined benefit plan for certain employees, agents and general agents and a non-contributory defined supplemental benefit plan for certain executives. These non-qualified plans are not funded.

National Life sponsors four defined benefit postretirement plans that provide medical, dental and life insurance benefits to employees and agents. Substantially all employees and agents may be eligible for retiree benefits if they reach normal retirement age and meet certain minimum service requirements while working for National Life. Most of the plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features such as deductibles and copayments. The plans are not funded and National Life pays for plan benefits on a current basis. The cost of these benefits is recognized as earned.

During 1997, National Life offered enhanced pension and postretirement benefits to employees meeting certain defined eligibility requirements. The program resulted in special termination benefits for the expected present value of the enhancements to benefits, curtailment gains for reductions in the pension benefit obligations relating to assumed increases in future compensation levels and settlement gains for the pro-rata recognition of actuarial gains on lump sum settlements of pension benefit obligations.

The status of the defined benefit plans at December 31, was as follows (in thousands):

                                                                            Pension Benefits          Other Benefits
                                                                     ---------------------------------------------------------
                                                                             1997          1996         1997        1996
------------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
   Benefit obligation, beginning of year                                   $180,075       $ 170,740   $ 24,351     $ 23,410

   Service cost (benefits earned during the current period)                   4,467           4,384        630          667
  Interest cost on benefit obligation                                        13,629          11,788      1,669        1,652
  Actuarial gains                                                           (19,077)          3,312     (3,587)        (592)
  Benefits paid                                                             (14,557)        (10,149)      (784)        (786)
  1997 early retirement program:
    Special termination benefits                                              10,878             -       2,480            -
    Curtailment gain                                                          (3,630)            -          -             -
    Settlement payments                                                       (8,799)            -          -             -
------------------------------------------------------------------------------------------------------------------------------
    Benefit obligation, end of year                                        $ 162,986      $ 180,075   $ 24,759     $ 24,351
==============================================================================================================================

CHANGE IN PLAN ASSETS:
   Plan assets, beginning of year                                          $  97,566      $  90,592
   Actual return on plan assets                                               23,337         10,230
  Employer contributions                                                       2,502          2,047
  Benefits paid                                                               (5,722)        (5,303)
  1997 early retirement program settlement payments                           (8,799)             -
------------------------------------------------------------------------------------------------------
  Plan assets, end of year                                                 $ 108,884      $  97,566
======================================================================================================
 FUNDED STATUS:
    Benefit obligation                                                     $ 162,986      $ 180,075   $ 24,759     $ 24,351
    Plan assets                                                             (108,884)       (97,566)         -           -
------------------------------------------------------------------------------------------------------------------------------
      Benefit obligation in excess of plan assets                             54,102         82,509     24,759       24,351
   Unrecognized actuarial gains (losses)                                      28,485         (2,376)     4,548          930
   Unrecognized prior service cost                                                -             -       (1,224)      (1,296)
------------------------------------------------------------------------------------------------------------------------------
          Accrued benefit cost (included in other liabilities)             $  82,587      $  80,133   $ 28,083     $ 23,985
==============================================================================================================================


The components of net periodic benefit cost for the years ended December 31, were as follows (in thousands):

                                                                    Pension Benefits           Other Benefits
                                                              ----------------------------------------------------
                                                                    1997         1996         1997        1996
------------------------------------------------------------------------------------------------------------------
 Service cost (benefits earned during the current period)        $   4,467   $    4,384      $   630    $    667
 Interest cost on benefit obligation                                13,629       11,788        1,669       1,652
 Expected return on plan assets                                     (8,636)      (6,225)           -           -
 Net amortization and deferrals                                          -            -           31           -
 Amortization of prior service cost                                      -            -           72          72
 1997 early retirement program:
          Special termination benefits                              10,878            -        2,480           -
          Curtailment gain                                          (3,630)           -            -           -
          Settlement gains                                          (2,917)           -            -           -
------------------------------------------------------------------------------------------------------------------
 Net periodic benefit cost (included in operating expenses)       $ 13,791    $   9,947      $ 4,882     $ 2,391
==================================================================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows (in thousands):

                                                                    1997         1996
---------------------------------------------------------------------------------------
 Projected benefit obligation                                     $ 69,116     $ 71,511
 Accumulated benefit obligation                                     66,268       67,070
 Fair value of plan assets                                               -            -

The actuarial assumptions used in determining benefit obligations at December 31, were as follows:

                                                                     Pension Benefits          Other Benefits
                                                               ---------------------------------------------------
                                                                    1997         1996         1997        1996
------------------------------------------------------------------------------------------------------------------
 Discount rate                                                      7.50%        7.00%        7.50%       7.00%
  Rate of increase in future compensation levels                    3.50%        5.00%
  Expected long term return on plan assets                          9.00%        7.00%

Health care cost trend rates grade to 5% in year 2000 and remain level thereafter. Increasing the assumed health care trend rates by one percentage point in each year would increase the APBO by about $2.4 million and the 1997 service and interest cost components of net periodic postretirement benefit cost by about $0.3 million. Decreasing the assumed health care trend rates by one percentage point in each year would reduce the APBO by about $1.9 million and the 1997 service and interest cost components of net periodic postretirement benefit cost by about $0.3 million. National Life uses the straight-line method of amortization for prior service cost and unrecognized gains and losses.

National Life provides employee savings and 401(k) plans where up to 3% of an employee's compensation may be invested by the employee in either plan with matching funds contributed by the company. National Life also contributes various amounts of an employee's compensation (up to certain levels) to a 401(k) account. Additional voluntary employee contributions may be made to the plans subject to certain limits. Company contributions to these plans generally vest within two years.

NOTE 8 - DEBT

Debt consists of the following (in thousands):
                                                                                           1997             1996
---------------------------------------------------------------------------------------------------------------------------
 8.25% Surplus Notes:                                                                     $ 69,685         $ 69,682
       $70 million, maturing March 1, 2024 with interest payable
       semi-annually on March 1 and September 1. The notes are
       unsecured and subordinated to all present and future
       indebtedness, policy claims and prior claims. The notes may be redeemed in whole or in part any time after March 1, 2004 at predetermined redemption prices. All interest and principal payments require prior written approval by the State of Vermont
       Department of Banking, Insurance, Securities and Health Care
       Administration.

 6.10% Term Note:                                                                           10,400           13,000
       maturing March 1, 2000 with interest payable semi-annually on
       March 1 and September 1.  The note is secured by subsidiary stock, includes certain restrictive covenants and  requires annual payments of principal (see below).
---------------------------------------------------------------------------------------------------------------------------
       Total debt                                                                         $ 80,085         $ 82,682
===========================================================================================================================

The aggregate annual maturities of debt for the next five years are as follows (in thousands):

     1998                                                   $ 4,400
     1999                                                     3,000
     2000                                                     3,000
     2001                                                         -
     2002                                                         -

In February 1998, the Term Note was renegotiated. Under the new terms, effective March 1, 1998, the interest rate will be 6.57% with principal payments of $2.0 million annually for 1998 to 2001 (inclusive) and $2.4 million in 2002.

NOTE 9 - CONTINGENCIES

During 1997, several class action lawsuits were filed against National Life in various states relating to the sale of life insurance policies during the 1980's and 1990's. National Life specifically denies any wrongdoing and intends to defend these cases vigorously. Accordingly, a provision for legal and administrative costs of defending these lawsuits was established in 1997.

The ultimate outcome of such litigation is uncertain given the complexity and scope of the issues involved. While management believes that the ultimate outcome is unlikely to have a material adverse effect on National Life's financial position (after considering existing provisions), an adverse outcome could materially affect operating results for a given year.

NOTE 10 - STATUTORY INFORMATION

National Life prepares statutory basis financial statements for regulatory filings with insurance regulators in all 50 states and the District of Columbia. A reconciliation of National Life Insurance Company's statutory surplus to GAAP retained earnings at December 31 and statutory net income to GAAP net income for the years ended December 31 were as follows (in thousands):

                                                          1997                              1996
                                        ----------------------------------------------------------------------
                                               Surplus/                           Surplus/
                                               Retained                           Retained
                                               Earnings        Net Income         Earnings       Net Income
--------------------------------------------------------------------------------------------------------------
Statutory surplus/net income                    $  342,614        $  49,574    $     305,611     $     11,684

Asset valuation reserve                             67,734                -           57,054                -
Interest maintenance reserve                        56,940             (229)          57,169            1,540
Surplus notes                                      (69,685)              (3)         (69,682)              (3)
Non-admitted assets                                 20,874                -           18,391                -

Investments                                           (944)         (18,856)          18,504              290
Deferred policy acquisition costs                  437,932           (5,651)         443,583            3,970
Deferred income taxes                               72,544           13,807           58,737            9,179
Policy liabilities                                (186,349)           7,449         (193,798)          (9,874)
Policyowners' dividends                             64,734            2,206           62,528           (1,142)
Benefit plans                                      (37,826)          (1,732)         (36,094)           4,403
Other changes, net                                 (12,696)         (10,734)          (1,962)          (2,924)
--------------------------------------------------------------------------------------------------------------

GAAP retained earnings/net income               $  755,872       $   35,831     $    720,041         $ 17,123
==============================================================================================================

The New York Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company and for determining solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

                          UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

         Article VI, Section 2 of the Bylaws of National Life Insurance Company ("National Life" or the "Company") provides that, in accordance with the provisions of the Section, the Company shall indemnify directors, officers and employees of the Company or any other corporation served at the request of the Company, and their heirs, executors and administrators, shall be indemnified to the maximum extent permitted by law against all costs and expenses, including judgments paid, settlement costs, and counsel fees, reasonably incurred in the defense of any claim in which such person is involved by virtue of his or her being or having been such a director, officer, or employee.

         The Bylaws are filed as Exhibit 1.A.(7) to this Registration
Statement.

         Vermont law authorizes Vermont corporations to provide indemnification to directors, officers and other persons.

         National Life owns a directors and officers liability insurance policy covering liabilities that directors and officers of National Life and its subsidiaries and affiliates may incur in acting as directors and officers.

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or other controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATION RELATING TO FEES AND CHARGES


         National Life Insurance Company ("the Company") hereby represents that the fees and charges deducted under the last survivor variable life insurance policy described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   Part II

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

         The facing sheet.

         The prospectus consisting of __ pages.
         Undertaking to file reports.
         Rule 484 undertaking.
         Representation relating to fees and charges.
         The signatures.
         Written consents of the following persons:

                 (a) Jeffrey P. Johnson, Esq.
                 (b) Elizabeth H. MacGowan, F.S.A., M.A.A.A.
                 (c) Sutherland, Asbill & Brennan.
                 (d) Price Waterhouse LLP.


         The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

         1.
           A.
                 (1) Resolutions of the Board of Directors of National Life Insurance Company establishing the National Variable Life Insurance Account.**
                 (2)      Not Applicable.
                 (3)      (a)     Form of Distribution Agreement between
                                  National Life Insurance Company and Equity
                                  Services, Inc.****
                          (b)(1)  Form of Equity Services, Inc. Branch Office
                                  Supervisor Contract.**
                          (b)(2)  Form of Equity Services, Inc. Registered
                                  Representative Contract.**

                          (c)     Schedule of Sales Commissions.



                 (4)      Not Applicable.
                 (5)      (a)     Specimen Sentinel Estate Builder Policy Form.
                          (b)     Rider for Guaranteed Death Benefit.
                          (c)     Rider for Additional Protection Benefit.
                          (d)     Rider for Policy Split Option.
                          (e)     Rider for Estate Preservation.
                          (f)     Rider for Annually Renewable Term.
                          (g)     Rider for Continuing Coverage.
                          (h)     Rider for Enhanced Death Benefit.

                          (i)     Rider for Automatic Increase.

                 (6)      (a)     Charter documents of National Life Insurance
                                  Company.**
                          (b)     Bylaws of National Life Insurance Company.**
                 (7)      Not Applicable.


                 (8)      (a)     Participation Agreement by and among Market
                                  Street Fund, Inc., National Life Insurance
                                  Company and Equity Services, Inc.****

                          (a)(3) Form of Amendment No. 2 to Participation Agreement among Market Street Fund., Inc., National Life Insurance Company and Equity Services, Inc.

                          (b) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Vermont Life Insurance Company (now National Life Insurance Company) dated August 1, 1989.***

                          (b)(2) Amendment No. 1 to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and National Life Insurance Company.****

                          (b)(4) Form of Amendment No. 3 to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and National Life Insurance Company

                          (c) Participation Agreement by and among National Life Insurance Company, Strong Variable Insurance Funds, Inc., Strong Special Fund II, Strong Capital Management, Inc. and Strong Funds Distributors, Inc.


                          (d) Form of Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Vermont Life Insurance Company (now National Life Insurance Company) dated April 1, 1990*****

                          (d)(2) Form of Amendment No 1. to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and National Life Insurance Company (as successor to Vermont Life Insurance Company)******

                          (d)(3) Form of Amendment No. 2 to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and National Life Insurance Company (as successor to Vermont Life Insurance Company)


                          (e) Form of Participation Agreement among National Life Insurance Company, American Century Investment Management, Inc.

                          (f) Form of Participation Agreement among National Life Insurance Company, Neuberger & Berman Advisers Managers Trust.

                          (g) Form of Participation Agreement among National Life Insurance Company, J. P. Morgan Series Trust II.

                          (h) Form of Participation Agreement among National Life Insurance Company, Goldman Sachs Variable Insurance Trust.

                 (9)      Not Applicable.

                 (10)     Sentinel Estate Builder Application Form.



                 (11) Memorandum describing issuance, transfer and redemption procedures.
         2. Opinion and Consent of Jeffrey P. Johnson, Esq., as to the legality of the securities being offered.

         3.      Not Applicable.
         4.      Not Applicable.
         5.      Not Applicable.

         6. Opinion and Consent of Elizabeth H. MacGowan, F.S.A., M.A.A.A., as to actuarial matters pertaining to the securities being registered.
         7.      (a)      Consent of Price Waterhouse LLP.
                 (b)      Consent of Sutherland, Asbill & Brennan LLP.
         8.      Powers of Attorney for Directors.*





------------------

* Incorporated herein by reference to Registration Statement on Form S-6 (File No. 333-44723) filed January 22, 1998, Accession No. 00009501 33-98-000165.


** Incorporated herein by reference to the Form S-6 Registration Statement (File No. 33-91938) for National Variable Life Insurance Account filed on May 5, 1995.

*** Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-16470) for Vermont Variable Life Insurance Account filed April 30, 1990.


**** Incorporated herein by reference to Post Effective Amendment No. 1 to S-6 Registration Statement File No. 33-91938 for National Variable Life Insurance Account filed March 12, 1996, Accession Number 0000950133-96-000202.


***** Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-16470) for Vermont Variable Life Insurance Company filed April 30, 1990.


****** Incorporated herein by reference to Post Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 33-91938) for National Variable Life Insurance Account filed April 30, 1997 (Accession Number 000.950133-97-001551).

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, the Registrant, National Variable Life Insurance Account, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Montpelier and the State of Vermont, on the 9th day of April, 1998.


                                  NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
                                               (Registrant)

                                  By: NATIONAL LIFE INSURANCE COMPANY



Attest: /s/ LISA A. PETTREY       By: /s/ PATRICK E. WELCH
       ---------------------         -----------------------------
                                        Patrick E. Welch
         Assistant Secretary             Chairman of the Board and
                                         Chief Executive Officer

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, National Life Insurance Company has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal fixed and attested, in the City of Montpelier and the State of Vermont, on the 9th day of April, 1998.


                                  NATIONAL LIFE INSURANCE COMPANY
(SEAL)                                      (Depositor)


Attest: /s/ LISA A. PETTREY       By: /s/ PATRICK E. WELCH
       ---------------------         -----------------------------
                                        Patrick E. Welch
         Assistant Secretary             Chairman of the Board and
                                         Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.



Signature                                          Title                             Date
---------                                          -----                             ----



/s/ PATRICK E. WELCH                       Chairman of the Board and                 April 9, 1998
------------------------                   and Chief Executive Officer
Patrick E. Welch




/s/ THOMAS H. MACLEAY                      President, Chief Operating                April 9, 1998
------------------------                   Officer and Director
Thomas H. MacLeay



/s/ Martin P. Klein                        Executive Vice President                  April 9, 1998
------------------------                   Chief Financial Officer
Martin P. Klein



Robert E. Boardman*                        Director
------------------                                                                   ------------
Robert E. Boardman



David R. Coates*                           Director
----------------                                                                     ------------
David R. Coates

Benjamin F. Edwards III*                   Director
-----------------------                                                              ------------
Benjamin F. Edwards III



Earle H. Harbison, Jr.*                    Director
----------------------                                                               ------------
Earle H. Harbison, Jr.



Roger B. Porter*                           Director
----------------------                                                               ------------
Roger B. Porter



E. Miles Prentice, III*                    Director
----------------------                                                               ------------
E. Miles Prentice, III



                                           Director
----------------                                                                     ------------
Thomas P. Salmon


A. Gary Shilling*                          Director
----------------                                                                     ------------
A. Gary Shilling



Thomas R. Williams*                        Director
------------------                                                                   ------------
Thomas R. Williams



                                           Director
-----------------                                                                    ------------
Patricia K. Woolf




*By /s/ PATRICK E. WELCH                                                   Date: April 9, 1998
   --------------------------
        Patrick E. Welch
        Pursuant to Power of Attorney

                                 EXHIBIT INDEX

         1.
           A.


                 (3)      (c)     Schedule of Sales Commissions

                 (5)      (a)     Sentinel Estate Provider Policy Form


                          (b)     Rider for Guaranteed Death Benefit

                          (c)     Rider for Additional Protection Benefit

                          (d)     Rider for Policy Split option

                          (e)     Rider for Estate Preservation

                          (f)     Rider for Annually Renewable Term

                          (g)     Rider for Continuing Coverage

                          (h)     Rider for Enhanced Death Benefit


                          (i)     Rider for Automatic Increase



                 (8)      (a)(3)  Form of Amendment No. 2 to Participation
                                  Agreement among Market Street Fund., Inc.,
                                  National Life Insurance Company and Equity
                                  Services, Inc.



                          (b)(4) Form of Amendment No. 3 to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and National Life Insurance Company



                          (c) Participation Agreement by and among National Life Insurance Company, Strong Variable Insurance Funds, Inc., Strong Special Fund II, Strong Capital Management, Inc. and Strong Funds Distributors, Inc.



                          (d)(3) Form of Amendment No. 2 to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and National Life Insurance Company (as successor to Vermont Life Insurance Company)



                          (e) Form of Participation Agreement among National Life Insurance Company, American Century Investment Management, Inc.



                          (f) Form of Participation Agreement among National Life Insurance Company, Neuberger & Berman Advisers Managers Trust.



                          (g) Form of Participation Agreement among National Life Insurance Company, J. P. Morgan Series Trust II.



                          (h) Form of Participation Agreement among National Life Insurance Company, Goldman Sachs Variable Insurance Trust.



                 (10)             Sentinel Estate Provider Application Form.



                 (11) Memorandum describing issuance, transfer and redemption procedures

                 (2)              Opinion and Consent of Jeffrey P. Johnson,
                                  Esq.



                 (6)              Opinion and Consent of Elizabeth H. MacGowan,
                                  FSA, MAAA



                 (7)      (a)     Consent of Price Waterhouse LLP



                          (b)     Consent of Sutherland, Asbill & Brennan LLP